


20170171

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2017

Kristopher A. Isham
Wal-Mart Stores, Inc.
kristopher.isham@walmartlegal.com

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 30, 2017

Dear Mr. Isham:

This is in response to your letter dated January 30, 2017 concerning the shareholder proposal submitted to Walmart by Mary Pat Tifft. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Mary Pat Tifft
***FISMA & OMB Memorandum M-07-16 ***

February 21, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 30, 2017

The proposal requests that Walmart establish time-bound, quantitative goals for reducing U.S. food waste and issue a report on its plans to achieve these goals.

There appears to be some basis for your view that Walmart may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Walmart's public disclosures compare favorably with the guidelines of the proposal and that Walmart has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Walmart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.


Walmart
Save money. Live better.


Legal

Corporate

Kristopher A. Isham
Associate General Counsel

702 SW 8th Street
Bentonville, AR 72716-0215
Phone 479.204.8684
Fax 479.277.5991
Kristopher.Isham@walmartlegal.com

January 30, 2017

VIA E-MAIL *to shareholderproposals@sec.gov*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wal-Mart Stores, Inc.*
Shareholder Proposal of Mary Pat Tifft
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wal-Mart Stores, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received Mary Pat Tifft (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Resolved:** Shareholders request that Walmart establish time-bound, quantitative goals for reducing U.S. food waste and issue a report, at reasonable cost and omitting proprietary information, on its plans to achieve these goals.

A copy of the Proposal and related correspondence from the Proponent is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal based on disclosures made on the Company's website, including the Company's 2016 Global Responsibility Report (the "2016 GR Report.")[1], attached as Exhibit B.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation of the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules codified this position. *See* Exchange Act Release No. 40018, at n.30 and accompanying text (May 21, 1998).

---

[1] The 2016 GR Report is available at http://corporate.walmart.com/2016grr.

Under this standard, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In applying Rule 14a-8(i)(10), the Staff consistently has concurred with the exclusion of shareholder proposals that, like the Proposal, request a report containing information that the company has already publicly disclosed.

The Staff has concurred in the exclusion of proposals requesting that a company's board of directors prepare a report on a particular corporate initiative when the company has published information about that initiative on its website. *See Gap, Inc.* (avail. Mar. 16, 2001) (concurring that a proposal requesting that the board of directors prepare a report on the child labor practices of the company's suppliers was substantially implemented when the company had published information on its website with respect to its vendor code and monitoring programs). *See also Honeywell International, Inc.* (avail. Feb. 21, 2007) (concurring that a proposal requesting that the board of directors prepare a sustainability report was substantially implemented when the company had disclosed its sustainability policies on its website); *Raytheon Co.* (avail. Jan. 25, 2006) (concurring that a proposal requesting that the board of directors prepare a sustainability report was substantially implemented when the company had published a stewardship report on its website).

At the same time, a company need not implement a proposal in exactly the manner set forth by the proponent. *See* 1998 Release, at n.30 and accompanying text. *See, e.g., Hewlett Packard Co. (Steiner)* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting). Differences between a company's actions and a shareholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. Thus, in the context of evaluating whether a company has substantially implemented a proposal that requests a review and report, the Staff has taken into account a company's existing disclosures, even if not issued in the form of a report in response to a proposal. For example, in *The Coca-Cola Co.* (avail. Jan. 25, 2012, *recon. denied* Feb. 29, 2012), in which the proposal requested that the board prepare a report "updating investors on how the company is responding to the public policy challenges associated with [Bisphenol A, or BPA]." The company asserted that its website already disclosed "information about the use of BPA in aluminum can liners and the [c]ompany's priority of ensuring the safety and quality of its products and packaging." Although the disclosures referenced by the company were scattered across multiple pages of the company's website, the Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(10), noting that the company's "public disclosures compare favorably with the guidelines of the proposal and that [the company] has, therefore, substantially implemented the proposal." *See also Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008) (in each case, concurring in the exclusion, under Rule 14a-8(i)(10), of a proposal requesting that the company issue a report based upon the company having already publicly disclosed the subject matter of the requested report).

The Proposal requests that the Company (1) "establish time-bound, quantitative goals for reducing U.S. food waste," and (2) "issue a report . . . on its plan to achieve these goals." As discussed below, the Company's website, including the 2016 GR Report, includes information that substantially implements both of these requests.

B. The Company's Website Provides Disclosure Regarding Time-Bound, Quantitative Goals For Reducing U.S. Food Waste.

The Proposal requests that the Company "establish time-bound, quantitative goals for reducing U.S. food waste." As discussed below and disclosed on the Company's website, the Company has already adopted a time-bound, quantitative goal to reduce food waste in the United States. Specifically, the Company has established a goal to achieve zero waste to landfill in key markets, including the United States, by 2025.

On November 4, 2016, the Company's Chief Executive Officer, Doug McMillon, outlined a roadmap for the Company's role in society.[2] One of the three goals discussed in this roadmap is the goal "to create zero waste in company operations." More specifically, the roadmap detailed how the Company plans to achieve zero waste to landfill by 2025 in markets that include the United States:

> **Achieve zero waste to landfill in key markets by 2025:** Progress so far has been significant on the original goal. In 2015, 75 percent of Walmart's global waste was diverted from landfills, helping to reduce costs to the business, customers and society. Under the roadmap, the company will achieve *zero waste* to landfill from our own operations in key markets, *including the U.S.*, U.K., Japan, and Canada *by 2025*. (emphasis added)

---

[2] *See* Walmart Offers New Vision for the Company's Role in Society, *available at* http://news.walmart.com/2016/11/04/walmart-offers-new-vision-for-the-companys-role-in-society (last visited Jan. 30, 2017).

Further, as discussed on the Company's website, the Company includes food waste in its goal of zero waste to landfill. For example, the 2016 GR Report, in a section titled "[t]oward a zero waste future," on pages 70 through 79, has an extensive discussion on how the Company plans to achieve this goal of zero waste, including a discussion solely focused on reducing food waste on pages 74 through 75. Moreover, the Company's goal of zero waste to landfill necessarily encompasses a goal of zero *food* waste to landfill because the Company cannot achieve zero waste to landfill if it has any food waste to landfill.

Thus, the Company has substantially implemented the first request in the Proposal because the Company's goal of zero waste to landfill in key markets, including the United States, by 2025 is quantitative (as it sets a goal of zero waste), time-bound (as it specifies 2025 as when the Company will seek to achieve the goal by), and encompasses the Company's food waste in the United States.

C. The Company's Website Discloses How The Company Plans To Achieve These Goals.

The 2016 GR Report details how the Company plans to achieve its move toward a zero waste future, which includes zero food waste to landfill. The 2016 GR Report, on page 71, discusses three main strategies the Company is taking to move towards a zero waste future: (1) eliminating waste in the Company's own productions, (2) promoting improvement and product design, and (3) expanding recycling through support for educational and improved infrastructure. The Company, in developing these three strategies to move toward a zero waste future, has substantially implemented a plan to achieve its goal of zero waste to landfill in markets that includes the United States by 2025.

As part of the Company's plan to move toward a zero waste future, the Company details its efforts to eliminate food waste in the Company's own production, which will allow the Company to reach its goal of zero food waste to landfill. Specifically, the Company, on page 74, discusses how it plans to follow the United States Environmental Protection Agency's Food Recovery Hierarchy:

> The U.S. Environmental Protection Agency (EPA) created the Food Recovery Hierarchy to help organizations prioritize steps they can take to prevent waste and divert unused food. Each tier of the Food Recovery Hierarchy focuses on different management strategies. The top levels of the hierarchy generate the most benefits for the environment, society and the economy. Walmart uses this hierarchy as a guide in our efforts to put food that might otherwise go to a landfill to its highest and best use.

As disclosed in the 2016 GR Report, the Food Recovery Hierarchy, from most preferred to least preferred, is as follows: "Source Reduction" (reduce the volume of surplus food); "Feed Hungry People" (donate extra food to food banks, soup kitchens and shelters); "Feed Animals" (divert food scraps to animal feed); "Industrial Uses" (convert waste oils and food scraps into fuels or energy); "Composting" (create nutrient-rich soil amendment); and "Disposal" (use landfill or incineration as last resort). Further, the 2016 GR Report provides shareholders with significant detail on the Company's current initiatives with respect to approaching zero waste for each of above-referenced tiers in the Food Recovery Hierarchy.

With respect to "Source Reduction," the 2016 GR Report discloses that the Company is taking numerous actions:

- Utilizing whole crops because a significant portion of food waste occurs upstream in the Company's supply chain, as discussed on page 97. The Company also discusses how it is working with its suppliers to achieve this goal.

- Improving date labels for customers with its "Best If Used By" date label terminology, as discussed on page 97. The Company estimates it has eliminated an estimated 660 million pounds of food waste.

- Removing only the broken eggs in a carton, and then consolidating the undamaged eggs into whole cartons, as discussed on page 75. In 2015, this initiative resulted in the Company preventing the waste of 37 million eggs in its United States stores.

With respect to "Feed Hungry People," the 2016 GR Report, on page 97, discloses that when food goes unpurchased, the Company works to get it to people and places that need it. In 2015, the Company donated 600 million pounds of food to people in need in the United States.

With respect to "Feed Animals," "Industrial Uses" and "Composting" the 2016 GR Report discloses that the Company is doing the following:

- Implementing a first-of-its-kind organics recycling program across the United States, as discussed on page 72. As of 2015, the Company has diverted the equivalent of more than 25,000 tractor-trailers full of food waste out of the waste stream.

- Selling garden products from Ecoscraps, a company that turns food scraps into organic and sustainable lawn materials, as discussed on page 73. Ecoscraps are made in part with food waste recycled by the Company.

Thus, based on these extensive disclosures in the 2016 GR Report, the Company's disclosures regarding following the Food Recovery Hierarchy to achieve its goal of zero waste to landfill in key markets, including the United States, by 2025, compares favorably to, and substantially implements the Proposal.

In this regard, the Proposal has provided the Company wide latitude in determining how to accomplish this goal. The Proposal does not specify the precise goal, only that the goal should be time-bound, quantitative and encompass the United States. Further, the supporting statement merely recommends that these goals "be consistent with the [Consumer Goods Forum] goal and that the report include a quantitative value for total food waste generated by Walmart's U.S. operations annually" but does not require that the Company goals accomplish exactly this. The Staff has recognized that when a proposal merely suggests that a certain issue be addressed, the proposal may be excluded where the company has addressed the requested, but not suggested, matters. For example, in *ConAgra Foods, Inc*. (avail. July 3, 2006), the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board issue a sustainability report, where the supporting statement recommended that the report follow certain guidelines that the company did not address in its existing policies and procedures. *See also Wal-Mart Stores, Inc. (AFL-CIO Reserve Fund)* (avail. Mar. 30, 2010) (concurring with the exclusion under Rule 14a-8(i)(10) of a proposal urging the board to adopt principles regarding global warming "based on" a set of principles listed in the supporting statement, where the Company argued that it need not adopt the listed principles wholesale).

Further, the Staff has consistently concurred in the exclusion of shareholder proposals seeking a report when the contents of the requested report were disclosed in multiple locations on the company's corporate website. *See, e.g. Mondelez International, Inc.* (avail. Mar. 7, 2014); *The Coca-Cola Co.* (avail. Jan. 25, 2012, *recon. denied* Feb. 29, 2012); *The Gap, Inc.* (avail. Mar. 16, 2001). As in *Mondelez*, *Coca-Cola* and *Gap*, the Proposal is excludable as substantially implemented even though the Company has disclosed the information sought by the Proposal in several different locations on its website, including the 2016 GR Report. Through these disclosures, the Company has publicly disclosed its plan to achieve its time-bound, quantitative goals for reducing U.S. food waste. Accordingly, the Company has substantially implemented the Proposal, and it may be excluded from the 2017 Proxy Materials in reliance on Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please direct any correspondence regarding this matter to me at Kristopher.Isham@walmartlegal.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 204-8684, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Kristopher A. Isham
Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures

cc: Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP
Mary Pat Tifft



EXHIBIT A

December 17, 2016

Gordon Y. Allison
Vice President & General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th St.
Bentonville, AR 72716-0215

Dear Mr. Allison:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in Wal-Mart Stores, Inc.'s ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

I am the beneficial owner of approximately 700 of shares of the Company's common stock, which been held continuously for more than a year prior to this date of submission. I intend to hold the shares through the date of the Company's next annual meeting of shareholders.

The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please con***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** Copies of correspondence or a request for a "no-action" letter should be forwarded to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Mary Pat Tifft
Walmart shareholder

Encl:
Shareholder Resolution

Food Waste

Whereas:
40% of food produced in the U.S. goes uneaten every year, costing the U.S. economy $218 billion, or 1.3% of GDP.

Food is the largest waste stream in American landfills; once there, it decomposes and emits methane, a greenhouse gas 80 times as potent as CO_2. Globally, if food waste were a country, its greenhouse gas (ghg) emissions would rank 3rd. Food recovery programs can help feed the nearly 50 million food insecure Americans.

Reducing food waste presents financial opportunities as $57 billion is lost by consumer facing businesses each year. For example, Stop & Shop saved an estimated $100 million annually by reducing losses of perishables while providing items that were 3 days fresher on average.

Walmart did not meet its goal to reduce food waste in developed markets 10% by December 31, 2015 (versus 2009 baseline). Further, according to its 2016 Global Responsibility Report ("GRR 2016"), Walmart's food waste in the U.S. has actually increased during this period. Shareholders are concerned that the increase in food waste in the U.S. in particular, which represents 62.3 percent of total sales for fiscal 2016, signals Walmart's food waste management approach may be insufficient. In fact, Walmart has acknowledged food and other wastes increase "costs for our business, our customers, and for society."[1]

In addition, Walmart has not provided quantitative data on the total food waste generated by company operations, a data point which is crucial for investors seeking to understand trends in the company's performance. For comparison, Tesco, which is also among the top five largest global food retailers, discloses this data point. The 400 members of The Consumer Goods Forum (CGF), of which Walmart is a member, have committed to halve food waste by 2025, yet due to increased food waste in Walmart's largest market and a lack of new reduction goals, it is unclear how Walmart will meet that commitment.

From a regulatory perspective, several states have laws that commonly require retailers to divert food waste from landfills and food waste related bills have been introduced in Congress. In 2015, the EPA announced a target to reduce food waste 50 percent by 2030.

In light of these political and industry trends, the proponent believes establishing a new U.S. food waste reduction target and reporting on total food waste generated will promote food waste reductions that enable Walmart to cut costs, provide competitive advantage, strengthen brand reputation, save resources, alleviate hunger and reduce greenhouse gas emissions.

---

[1] http://corporate.walmart.com/2016grr/enhancing-sustainability/moving-toward-a-zero-waste-future

Resolved: Shareholders request that Walmart establish time-bound, quantitative goals for reducing U.S. food waste and issue a report, at reasonable cost and omitting proprietary information, on its plans to achieve these goals.

Supporting Statement: We recommend these goals be consistent with the CGF goal and that the report include a quantitative value for total food waste generated by Walmart's U.S. operations annually.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

December 23, 2016

VIA OVERNIGHT MAIL AND EMAIL

Mary Pat Tifft

FISMA & OMB Memorandum M-07-16

Dear Ms. Tifft:

I am writing on behalf of Wal-Mart Stores, Inc. (the "Company"), which received on December 20, 2016, your shareholder proposal entitled "Food Waste" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the required number or amount of Company shares for the one-year period preceding and including December 18, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including December 18, 2016; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number or amount of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including December 18, 2016.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including December 18, 2016. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 18, 2016, the required number or amount of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Geoffrey W. Edwards, the Company's Senior Associate General Counsel, at 702 SW 8th Street, MS 0215, Bentonville, AR 72716-021. Alternatively, you may transmit any response by facsimile to Mr. Edwards at (479) 277-5991.

If you have any questions with respect to the foregoing, please contact Mr. Edwards at (479) 204-6483. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Elizabeth A. Ising

EAI/amw

cc: Geoffrey W. Edwards, Wal-Mart Stores, Inc.

Enclosures



EXHIBIT B


Walmart
Sustainability
Opportunity
Community
Using Our Strengths
To Help Others
2016
GLOBAL
RESPONSIBILITY
REPORT



About this report

This report covers the global responsibility activities of Walmart's operations and the Walmart Foundation for fiscal year 2016, which ran from February 1, 2015, to January 31, 2016. For readers' convenience, we refer to this fiscal time period as "2015" throughout the report, unless otherwise noted.



Advocating for the customer





Winning with customers means being actively on their side – making their daily lives better. As we share in our Annual Report, customers should be able to shop on their own terms – in a great store or club, with a quick pickup stop on the way home from work, or with items reliably arriving at the front door. And they want to have some money left over to put toward their priorities: an experience together as a family, a special gift every once in a while, or savings for a rainy day.

It's no different with how we serve society. Our customers care about their neighbors, their communities and the planet. They want to buy products that are good for the environment and the people who made them. They want items that are safe and healthy for their families. And ultimately they want to use their dollars, pounds or yen in a way that aligns with their values and has an impact on the world. So we are not only advocating for customers when we offer low prices and convenience, but also when we help positively reshape the ways items are made, shipped and sold.

When we get it right, customers are able to shop at ease, knowing we did the work for them. They know that the products on our shelves and website were produced at a low "true cost" for all – not just in terms of being the best value, but in terms of whether they enhance the environment and the lives of all the people who helped produce them.

As you'll see in these pages, we have made significant progress toward the three big goals we laid out in 2005: to create zero waste, run on 100 percent renewable energy and sell products that sustain people and the environment. What's even more exciting is that we've also expanded their scope, as the supply chain is proving to be the biggest tool we have. It's been said that "supply chain is strategy," and that's true – it's our opportunity to get things to customers in a timely, cost-effective and sustainable way. The individual choices we make along the supply chain greatly impact the future for all of us.

So what was once largely about our own operations has shifted into helping rewire whole systems: Running on renewable energy has turned into joining the global effort to combat climate change; reducing waste has evolved into seeking a circular economy in which materials can be continually recycled; and selling sustainable products has broadened into working with suppliers and others throughout the supply chain to reduce impacts at every stage. And beyond sustainability, we've undertaken journeys to enhance economic opportunity inside Walmart and beyond and to strengthen the communities in which we operate and source.

Today we view global responsibility in these three big areas – Opportunity, Sustainability and Community. All three cut to the heart of customer advocacy and leveraging our supply chain.

We don't pretend for a moment that we have this all figured out. The issues are complex, and the work is difficult. But our role is to get up every day, roll up our sleeves and lead. As we do, we're thankful to be joined by so many great suppliers, NGOs, community groups and other stakeholders.

Ultimately, we believe that serving customers and society is the same thing. You can't have one without the other because, in the long term, their interests converge. Putting the customer first means delivering for them in ways that protect and preserve the communities they live in and the world they'll pass on to future generations.

When you put it all together, we'll enable customers around the world to save money and time, so they can invest more of both in the things they love. And we'll help make the world a better place one community at a time.

Doug

Doug McMillon

Performance highlights:

Opportunity



Invested $2.7 billion over 2 years in wages, benefits and training for U.S. associates

Walmart and the Walmart Foundation committed **$100 million** over 5 years to increase economic mobility among U.S. retail and related-sector workers



1 Million +
Women farmers, factory workers and others will be trained by programs supported by Walmart and the Walmart Foundation around the world

Walmart and the Walmart Foundation committed **$20 million** through 2019 to support the reintegration of U.S. veterans into civilian life

Sustainability

75%
of global waste diverted from landfill*



More than 1 million acres of wildlife habitat protected – an area comparable to the Grand Canyon National Park

35.6 million
metric tons of greenhouse gas emissions eliminated from our supply chain, based on supplier reports

U.S. fleet efficiency doubled since 2005, saving nearly $1 billion and eliminating nearly 650,000 metric tons of greenhouse gases in 2015

Walmart **doubled our sales** of local produce in the U.S. between 2009 and 2015

*Based on review of material handling and waste diversion processes in the U.S., U.K., Chile, Central America, South Africa, Japan, Mexico, Canada, Brazil and Argentina, as reported by waste vendors, food banks and stores. In cases where real numbers were not available due to industry challenges, they have been estimated based on industry-acceptable standards.

Community

$25 million
(cash and in-kind)

Committed by Walmart and the Walmart Foundation over 5 years to improve community disaster response



1.25 million
associate volunteer hours

$95 million +
Given through community, state giving and volunteerism grants

800+
Scholarships awarded by the Walmart Foundation to associates and dependents for higher education

Global giving

$1.42
billion in total

$1.1+
billion in-kind giving

$301+
million in cash giving

87
Communities helped after disasters

Walmart and the Walmart Foundation provided
$5.8 million
in response contributions





A snapshot of Walmart




fitbit

We save people money so they can live better.



28
countries



11,530
stores worldwide


STORE

$482 billion
total revenue



260 million
weekly customer visits



85 million
monthly Walmart.com visitors



2.3 million
associates





A letter from our Chief Sustainability Officer

Kathleen McLaughlin

Kathleen McLaughlin
Chief Sustainability Officer
Wal-Mart Stores, Inc.

Last August, Walmart leaders joined the mayor of New Orleans and many others to commemorate the tenth anniversary of Hurricane Katrina – a devastating event that affected the entire U.S. Gulf Coast, including hundreds of thousands of Walmart customers and associates. We remembered the heroes and the victims, sponsored a citywide day of service and led a disaster resilience symposium with the United Nations RISE (Research Initiative for Social Equity) initiative.

We also acknowledged the impact of Katrina on the past 10 years of Walmart's engagement in addressing tough environmental and social issues. In the days after the hurricane struck, our associates worked with others on the ground to deliver critical supplies and help people find first aid and shelter, and in doing so, we realized the difference we could make by using our strengths to help others beyond our day-to-day business. Our CEO at the time, Lee Scott, challenged us to "be that kind of company" every day. He and other Walmart leaders of the day – including Doug McMillon, who had become CEO of Sam's Club a month prior to the tragedy – set out broad aspirations for the company to do more by creating economic opportunity through our jobs and purchase orders, enhancing the sustainability of our operations and our products and strengthening our local communities.

Over the past 10 years, our associates have worked hard toward those aspirations. We have celebrated some important milestones and accomplishments and have also struggled with obstacles and failures. We have learned a lot about what works and what doesn't when it comes to achieving lasting change.

For example, we have learned that lasting change requires collective action to reshape social and environmental systems, and that the most viable programs are those that create shared value – value for business and society. We have been privileged to work with dedicated stakeholders – including our customers, associates, suppliers, community leaders, grantees and government leaders – on ambitious efforts tackling issues ranging from economic mobility to climate change to disaster response.

Over the past 18 months, to sharpen our priorities, programs and reporting, we heavily engaged stakeholders in discussions and surveys, including a 1,750-respondent survey led by Sustainalytics. We are excited to share the resulting perspectives about societal challenges relevant for retail and stakeholder views on where and how Walmart can help.

In this report, we'll share our approach to whole-system change in three priority arenas of Opportunity, Sustainability and Community, informed by stakeholder perspectives; our key programs and indicators of progress, including the delivery of several commitments that came due in 2015 (such as doubling fleet efficiency and reducing supply chain emissions by 20 million metric tons); some recent stories of impact; and also some of the challenges we are encountering as we go about our work.

Thank you to all who have been working with us and in complementary efforts for the benefit of all. Working together, we hope to accelerate progress in creating economic opportunity, enhancing sustainability and strengthening communities around the world.

We have learned that lasting change requires collective action to reshape social and environmental systems, and that the most viable programs are those that create shared value – value for business and society.

Using our strengths to help others

Walmart provides food, apparel and household products to hundreds of millions of customers in 28 countries around the world. We are committed to doing so in a way that creates economic opportunity for associates, suppliers and others in retail supply chains; enhances the environmental and social sustainability of supply chains; and strengthens the communities where we live and work.

For 10 years, we have been leading initiatives with our stakeholders in these arenas of opportunity, sustainability and community. We aspire to use our strengths to help others while also strengthening our business, and vice versa – reshaping the systems we all rely on to help improve social, environmental and economic outcomes.

This introduction covers:

- Our approach to global responsibility: Shared value
- Stakeholder perspectives on societal issues, relevance for business, and how Walmart can help
- Walmart's social and environmental priorities and programs
- Performance highlights for the year

The rest of the report describes our priorities and programs in more detail, including aspirations for system change and the impact we seek in business and society; indicators of progress; some recent stories of impact; and also some of the challenges we face as we go about this work.



Our approach to global responsibility: Shared value

For Walmart, unlocking the full potential of our business means that we use our strengths to support and improve the social and environmental systems upon which we all rely. We do this in six key ways:

Whole-system change. Working with others, we aspire to reshape whole systems to achieve significant and lasting improvement in social, environmental and economic outcomes. For example, enhancing environmental sustainability in retail supply chains means addressing their social and economic dimensions, too. We have placed, and will continue to place, increasing emphasis on social issues such as empowering women and supporting worker safety and dignity.

Create shared value for business and society. We seek to create value for stakeholders across business and society, because shared value enhances the quality and viability of solutions. We believe that our social and environmental programs are of interest to long-term shareholders because they strengthen the systems we rely on as a retailer.

Lead through the business. We work to integrate our social and environmental priorities into our routine business activities (such as merchandising, sourcing, store operations, logistics, human resources and technology), through leadership practices, organizational roles, operational processes and tools.

Focus on actions that draw on Walmart's particular strengths. We can make the most significant difference when we draw on our particular strengths as a retailer. These strengths include our 2.3 million associates globally, supplier relationships, purchasing in categories like food and apparel, physical assets and capabilities in logistics, marketing, operations and merchandising.

Use philanthropy to complement business initiatives. We complement and extend the impact of Walmart's social and environmental initiatives through philanthropic efforts. Through both in-kind and cash gifts, Walmart and the Walmart Foundation give over $1 billion annually to projects that create opportunity, enhance sustainability and strengthen community.

Collaborate with others. Since we believe that collective action is essential to the transformation of systems, we shape our programs in collaboration with other leaders and stakeholders. We are also investing in enhancing the effectiveness and ease of dialogue and action across sectors through support for organizations and tools, such as the Consumer Good Forum and the Sustainability Index.



Stakeholder perspectives

At Walmart, we continually engage stakeholders to understand their perspectives, improve the effectiveness and relevance of our initiatives, increase transparency and trust and collaborate on addressing business and societal challenges.

Over the past year, to sharpen our social and environmental priorities, programs and reporting, we heavily engaged our stakeholders – customers, associates, suppliers, advisory councils, community leaders, grantees, other NGOs, government leaders and investors – in dialogues, working sessions and surveys about their perspectives on Walmart's role in society. These included interviews and a 1,750-respondent survey conducted by Sustainalytics. The Sustainable Development Goals recently released by the United Nations also informed our discussions.

Although stakeholder perspectives varied in emphasis, there were consistent themes: While people acknowledge we live in a time of unprecedented global prosperity (in part due to retail and technological innovation, among many other factors), we also face unprecedented social and environmental challenges in meeting the needs of a growing world population.

Stakeholders reinforced their expectation that Walmart – as a leading retailer – should use its strengths in collaboration with others to help reshape social and environmental systems for the benefit of society as well as business.

The accompanying exhibit summarizes stakeholder perspectives on societal challenges, the relevance they see for businesses like Walmart and how they suggest Walmart can help.

"Walmart is expected to not only manage a significant number of sustainability topics, but to also demonstrate transformative leadership in many of them. Walmart is encouraged to invest in those areas with the greatest sustainability impact and that are most closely linked to driving business value."

-Sustainalytics, commenting on stakeholder expectations

Summary of stakeholder perspectives

Societal changes		Business relevance	Perspective on how Walmart can help
Environmental			
Climate	Rising emissions and temperature	Cost: energy, carbon Reputation	Work to reduce energy intensity, adopt renewable energy, and reduce emissions not only in own operations, but also in supply chains, including with customers
Natural resources	Deforestation Water quality, quantity Land use, soil health Fish stocks, biodiversity	Supply security Cost structure Growth	Collaborate with suppliers and others to create more restorative supply chains in food and other commodities with less environmental impact
Waste	Landfill Resource depletion Pollution	Cost Revenue streams	Eliminate waste in own operations and help "close the loop" on waste throughout production and consumption
Animal welfare	Housing Pain management Antibiotics	Customer trust Cost	Encourage suppliers to promote "5 freedoms" in food production
Social			
Inclusive economic mobility	Cost of living Upward mobility/equality Jobs, GDP, tax base Women, diversity Access to markets	Associate engagement Productivity Growth Retention Reputation	Expand customer access to affordable food and other products through retail and e-commerce Continue to provide opportunity for associates, with the wages, upskilling and other practices that support mobility Support local manufacturing; help women-owned, diverse suppliers grow; support smallholder access to markets
Worker dignity in supply chains	Workplace safety Forced labor	Customer trust Supply security Reputation	Continue responsible sourcing practices and collaborate with others on initiatives that support healthier, safe work conditions, free from forced labor
Food security	Affordability and access Hunger Food/product safety Nutrition	Waste Cost Growth	Support continued development of safer, more affordable, accessible, healthier and sustainable food system Help increase transparency into product ingredients and production methods, while advocating for better products
Community resilience	Belonging and inclusion Natural disasters Strength of community organizations	Customer trust Associate engagement Reputation Cost	Support local community causes through volunteerism and giving Help communities prepare for and respond to disasters

Priorities, programs and initiatives



Opportunity

Increase economic opportunity

Priorities

- Enhance **economic mobility and inclusion** of associates, frontline retail workers and workers in supply chains
- Promote growth of **suppliers, local manufacturing and small businesses** – especially women-owned, diverse

Business impact

- Associate engagement
- Productivity

Societal impact

- Frontline workforce mobility
- Economic growth

Sustainability

Enhance sustainability of global supply chains

Priorities

- Reduce **energy intensity and emissions** in our operations and the supply chain
- Move to a **zero waste** future across the supply chain
- Help preserve **natural resources,** especially forests, water and land
- Help create a more **affordable, sustainable and healthy food system**
- Promote **transparency and quality** in products we sell
- Support the **safety and dignity of workers** everywhere

Business impact

- Cost of goods sold and operating expenses
- Supply security

Societal impact

- GHG, natural capital
- Food security
- Worker safety, livelihoods



Community

Strengthen local communities

Priorities

- Enhance **disaster resilience** in communities
- Develop **communities** through engagement of associates, customers and the company

Business impact

- Sales, license to operate
- Associate engagement

Societal impact

- Stronger communities
- Disaster mitigation



Opportunity

Enhancing economic opportunity

As a large global retailer, Walmart is working with others to use our strengths – our jobs, our purchase orders, our company voice, the convening power of our brand and our philanthropic investments – to create a more inclusive economic system that increases workforce mobility and economic growth in countries around the world. We have two main programs:

- *Economic mobility.* We aim to enhance economic mobility and inclusion of associates, retail and adjacent sector workers beyond Walmart, and workers in supply chains. Key initiatives include Associate Opportunity, Retail Opportunity, Women's Economic Empowerment and U.S. Veterans.
- *Business development.* We aim to promote inclusive development of suppliers and other businesses, through initiatives such as Women's Economic Empowerment, Supplier Diversity, Local Manufacturing and Small Business.

Sustainability

Enhancing sustainability of global supply chains

Walmart collaborates with suppliers, customers, nonprofit organizations and others to enhance the environmental and social sustainability of global supply chains. We are bringing our relevant strengths to bear, including customer and supplier relationships, purchase orders, philanthropy, our voice, physical assets and capabilities in sourcing, logistics, technology, operations and marketing, to name a few, to reshape systems for the better. We have six main programs:

- *Energy and emissions.* We aim to reduce the energy intensity and emissions in our operations and work with others to reduce emissions across supply chains. Key initiatives include Walmart Energy Efficiency/Renewables and Supply Chain Emissions Reduction.
- *Zero waste.* We aim to eliminate waste in our own operations as well as support waste reduction initiatives in the supply chain. Key initiatives include Waste Reduction (food and other materials streams, in and through Walmart operations), Product Design/Packaging and Recycling Education/ Infrastructure.
- *Natural resources.* We aim to preserve natural resources that are vulnerable to global consumption growth through collective action in Deforestation (focusing on palm oil, soy, beef and paper), Water and Land Conservation.
- *Sustainable food system.* We aim to help the world feed a growing population by creating a more accessible, affordable, sustainable and healthy food system. Key initiatives include Food Access, Hunger Relief, Nutrition, Food Waste Reduction and Sustainable Food Production.
- *Transparency and quality.* We aim to promote transparency and quality in products we sell, through initiatives in Food/ Product Safety, Sustainable Chemistry and Animal Welfare.
- *Worker dignity.* We aim to support the safety and dignity of workers in supply chains, through Responsible Sourcing and Compliance initiatives.

Community

Strengthening local communities

We use our strengths to serve local communities in ways that go beyond our retail mission, in the face of disaster as well as day to day through the engagement of our 2.3 million associates in 10,000 communities worldwide. Key programs include:

- *Disaster response and preparedness.* We aim to enhance disaster resilience through initiatives that enhance the speed and focus of disaster response as well as increase community disaster preparedness.
- *Community development.* We aim to enhance the quality of life in communities through initiatives in Associate Engagement (in giving and volunteerism), Community Investment and Associate Support (through support for scholarships and crisis funds).



Creating economic opportunity

Walmart began as a dream and with a simple investment – while still wearing his Army uniform, Sam Walton stood in front of the store he bought with $5,000 of his savings and a loan from his in-laws – and that first store has grown into the world's largest retail company, creating economic opportunity for millions of people around the world in retail and retail supply chains. Not only do we provide jobs and advancement opportunities for more than 2 million of our own associates, but also, we spend billions every year with our suppliers. They in turn provide jobs for millions around the world in farms, factories, distribution centers, construction sites and corporate offices.

Since the late 1980s, globalization and technology have led to an unprecedented increase in global prosperity, with more people living longer and gaining greater access to necessities like clean water and primary education. As a result, the world has witnessed a decline in income disparity across countries. At the same time, income inequality within countries – both in developed and developing nations – has increased, while overall global economic growth has slowed.*

As the world's largest retailer, Walmart is working with others to use our strengths – our jobs, our purchase orders, our company voice, the convening power of our brand and our philanthropic investments – to create a more inclusive economic system that increases mobility and growth in countries around the world.

Doing so benefits our business as well as society. By increasing inclusion and accelerating upward job mobility, we aim to strengthen the productivity and retention of our associates, improving customer experience. Supporting a diverse, forward-looking group of suppliers and small businesses spurs product innovation and sales growth. In society, we hope our efforts will accelerate advancement and improve the livelihoods of millions of people in retail and product supply chains, from entry-level to upper management positions, all while helping local economies grow.

We're striving to make this vision a reality through a set of programs that fall within two main priorities:

- Enhancing the economic mobility and inclusion of workers in retail and its product supply chains, by
  - *Providing ladders of opportunity for Walmart associates*
  - *Promoting increased mobility in the retail sector beyond Walmart*
  - *Supporting integration of U.S. veterans into the civilian workforce*
  - *Empowering women in product supply chains*
- Promoting the growth of suppliers, local manufacturing and small businesses, by
  - *Empowering women through sourcing from women-owned businesses*
  - *Fostering growth of diverse suppliers*
  - *Promoting local manufacturing*
  - *Supporting small business growth*

* ATKearney, *When Rising Tides Only Lift Yachts: Addressing the Challenge of Inequality*. January 2015. Accessed at: https://www.atkearney.com/gbpc/thought-leadership/issue-deep-dives/detail/-/asset_publisher/qutCpQekuJU8/content/when-rising-tides-only-lift-yachts-addressing-the-challenge-of-inequality/10192.


$228
BERNARDO









Enhancing the economic mobility and inclusion of workers in retail and its product supply chains

Even as global prosperity has increased in the past three decades, many people feel the impact of increasing inequality closer to home. They wonder about their ability to move up the economic ladder.

As the largest retailer in the world, Walmart aims to use our strengths to systematically accelerate the improvement of skills and the corresponding upward economic mobility of workers in retail and product supply chains. We place a special focus on the economic mobility of women, minorities and others who may face particular barriers to advancement. To make the most impact, not only are we investing in our own workforce, but also, we are also engaging with a broad base of stakeholders – workers, employers, educational experts, nonprofit organizations, technology companies and governmental agencies – to find innovative ways to improve hiring, training and advancement beyond Walmart.

We see value in this approach for both society and our business. We hope to improve the economic inclusion and mobility of millions of people. Investing in the inclusive development of people will also strengthen the current and future talent pool in retail and product supply chains. At Walmart, we see this as good for our associates, our suppliers and our customers. We're seeking these outcomes through four key programs:

- Providing ladders of opportunity for Walmart associates
- Promoting increased mobility in the retail sector beyond Walmart
- Supporting reintegration of U.S. veterans into the civilian workforce
- Empowering women in product supply chains



Associate opportunity



Retail opportunity



U.S. veterans



Women's economic empowerment

Economic mobility and inclusion: Progress against commitments

As of Fiscal Year End 2016

Initiative	Commitment	Progress
Associate opportunity	Invest in Walmart associate wages and upskilling.	$2.7 billion invested in wages, benefits and training for Walmart associates in the U.S. over two years beginning in 2015.
Retail opportunity	Commit $100 million from Walmart and the Walmart Foundation over five years (beginning in 2015) to increase the economic mobility of retail and adjacent sector workers, with goals of training more than 50,000 people and helping 30,000 advance their career.	Over $39 million invested in the Retail Opportunity Initiative; programs supported trained 3,014 people in retail or adjacent sectors; helped 275 advance their careers.
U.S. veterans reintegration	Commit $20 million from Walmart and the Walmart Foundation over 5 years (beginning in 2014) to support U.S. veterans through job training, education and innovative public-private community-based initiatives.	$14.5 million dollars invested, including support for launch of 3-year collective action pilot in North Carolina.
	Offer a job at Walmart or Sam's Club to any eligible honorably discharged U.S. veteran who has been discharged since Memorial Day 2013.	More than 120,000 new veteran associates hired; more than 13,000 promoted to roles with greater responsibility.*

continued...

* Editor's Note: These projections and reported hires/promotions include veterans hired under our original and expanded Commitment as well as other veterans hired by Walmart in this time frame. While we think it is particularly important to support soldiers as they make the transition to civilian life, Walmart believes all veterans deserve our respect and support, no matter when they left active duty.



Economic mobility and inclusion: Progress against commitments continued

As of Fiscal Year End 2016

Initiative	Commitment	Progress
Global Women's Economic Empowerment Initiative	Use Walmart and Walmart Foundation resources to empower nearly 1 million women on farms, in factories, in retail and in workforce through training, market access and career opportunities through 2016, including providing funding to: • Train 500,000 women from emerging markets in the agriculture value chain by the end of 2016. • Train 60,000 women working in factories in skills they need to become more active decision-makers in their jobs and for their families. • Train 200,000 women for their first jobs in retail in our emerging markets by the end of 2016. • Help 200,000 women in the U.S. from low-income households gain the skills they need for employment by the end of 2016.	Provided training and support to more than 762,000 women. • 420,452 women trained in agriculture. • Met goal; 103,000 women in factories received training. • 26,000 women in emerging markets received training for first retail job. • Met goal; over 213,000 low-income women in U.S. received training to gain skills.
	Support Women's Economic Empowerment with $100 million in grants from Walmart and the Walmart Foundation and donations from Walmart's business around the world.	Provided $122 million investments to date.

Providing ladders of opportunity for our associates

Walmart provides employment opportunities to more than 2 million people around the world, from product buyers to web designers and from truck drivers to sales associates. We've long been a place where anyone can start in an entry-level position and build a career – just ask the 75 percent of our U.S. store management teams who began as hourly associates, or Doug McMillon, our CEO, who started in a Walmart warehouse.

We want to continue that tradition of opportunity by making it even easier and faster for beginning Walmart associates to improve their skills and advance to positions of greater responsibility and income within or beyond Walmart, and to do it in a way that fosters diversity and inclusion at all levels.

We believe these efforts to provide our associates with ladders of opportunity create positive outcomes both for our business and for society. On the business side, a more engaged, productive and diverse workforce improves our customers' experience and grows sales. For society, as workers receive training in the skills that lead them to the next level, household incomes can rise, overall economic stability improves and the national workforce is strengthened.

In this section, we profile a major initiative launched this past year in Walmart U.S. to accelerate the advancement of our associates, and we highlight ways in which we are enhancing associate opportunity in our other markets as well. The U.S. initiative includes four key components:

- Increasing wages and improving benefits
- Upskilling through innovative training and coaching
- Providing scheduling flexibility and predictability
- Fostering diversity and inclusion

Increasing wages and improving benefits for U.S. associates

Walmart provides competitive wages and benefits to our associates around the world. This year we continued, for our U.S. workforce, a major initiative to increase our wages, especially for entry-level associates:

- Raised the entry-level wage to $9 per hour for new hires, with an additional increase to at least $10 per hour after successfully completing a new, six-month Pathways training program
- Raised the wages of all associates hired before Jan. 1, 2016, to $10 per hour
- Issued annual pay increases for associates already earning more than $10 per hour rather than waiting until their anniversary date
- Boosted the starting rate of our non-entry-level hourly pay bands, moving any associates falling below the new minimum starting points up to the new rate immediately
- Offered a lump sum payment equal to 2 percent of annual pay to hourly associates at or above the maximum of their respective pay bands

In March 2016, we implemented a new paid-time-off (PTO) program for hourly associates in Walmart U.S. and Sam's Club stores. It streamlines paid vacation, sick, personal and holiday time into one category and eliminates a prior one-day wait to use sick time. Both full- and part-time associates will earn PTO based on tenure and hours worked, and hourly associates will be able to keep their unused time and carry it over to the next year – up to 80 hours for full-time and 48 hours for part-time hourly associates. Any hours beyond those limits will be automatically compensated the following year through paycheck bonuses. In the event that an associate leaves the company, any accrued and unused PTO will be issued in their final paycheck. Associates will also get to keep any sick or personal time accrued under our previous time-off plan.

In addition to PTO, Walmart is providing a new, basic short-term disability plan at no cost to full-time hourly U.S. associates. It pays 50 percent of an associates average weekly wage, up to $200, for up to 26 weeks. For those associates who desire, we are also offering an enhanced short-term disability plan. This plan costs less than our previous voluntary plan, and it provides up to 60 percent of an associate's average weekly wage with no weekly maximum, for up to 26 weeks. Together, these changes give associates more control over their time and more flexibility in the ways they choose to use it.



“It is great to see a company like Walmart leading the way on an important initiative like upskilling and pushing the envelope to see how career pathways can be developed in retail, what it can mean to the employees, and how it can benefit the company.”

– Jaime Fall, director of UpSkillAmerica at the Aspen Institute

“Upskilling” through innovative training and coaching: spotlight on Pathways, Lifelong Learning and Academies

A job at Walmart is more than just a paycheck. It provides access to a ladder of opportunity, as a place where people can earn while they learn on the job.

The Pathways training program

In addition to our wage increases for associates, in 2016, all new Walmart entry-level U.S. associates – in all 4,500 U.S. stores – will participate in our new training program, Pathways. As a key component of our efforts to enhance economic opportunity for our associates, the program builds on a successful pilot launched in 2015 and provides training over at least the first six months of employment. Pathways focuses on “upskilling” – the acquisition and improvement of skills, and the gaining of knowledge that facilitates faster progression in a career in retail. By comparison, our previous associate onboarding process had been short and intense for new associates: a day-and-a-half of computer-based learning on internal practices and policies, followed immediately by customer-facing duties. According to surveys, associates often felt lost in the flood of information and overwhelmed by the volume of acronyms, terms and processes introduced. The feedback they provided formed the basis of the new program.

Pathways seeks to better integrate new hires into Walmart’s culture, reinforcing our core values and focus on serving the customer. It helps frontline associates understand how key aspects of their jobs are connected to other parts of the business and how what they do makes a difference both for customers and the company. It also teaches valuable, transferable skills – including customer service, merchandising, teamwork and communication – valuable skills both within and beyond Walmart.

The Pathways program consists of two modules that mix computer-based learning with mentoring from a supervisor. The computer-based materials are self-paced and feature short videos and games designed to make the learning process interactive and fun. The supervisor’s role includes leading associates through hands-on applications of what they’ve learned, as well as regular, reflective check-ins as the training progresses. By focusing on this kind of mentoring, supervisors and associates have more frequent opportunities to discuss performance and potential career opportunities within the company.

After successfully completing the program, associates receive an immediate pay increase to $10 per hour. They are also presented with information about a range of career path options. As part of the Pathways program, Walmart is monitoring 10 metrics to track outcomes such as reduced turnover, improved productivity and increased associate engagement.



Lifelong Learning: Creating opportunity through education
Since 2010, Walmart has been helping associates succeed in retail careers through an education initiative called Lifelong Learning. The program focuses on building skills and credentials beyond their immediate job at Walmart. The learning opportunities range from foreign language courses to classes for completing a high school diploma, as well as earning no-cost college credit through on-the-job skills. Since the program began, it included these highlights:

- More than 7,000 associates accepted into our no-cost high school and GED programs
- More than 60,000 associates who have received no-cost language learning in English and 29 other languages
- More than 2.5 million hours of college classroom time saved
- More than 8,000 associates who have started college and taken more than 65,000 college courses available at reduced or no cost
- More than 1,000 associates who have graduated from college after taking advantage of courses and tuition discounts
- More than $48 million in tuition and program fees saved for associates, as they build their way toward a brighter career

Providing scheduling flexibility and predictability

When it comes to scheduling, our associates around the world reflect a diverse set of needs and preferences. Some people prefer fixed schedules, while others prefer flexibility from week to week. As part of our U.S. associate opportunity initiative, we have been testing and implementing new approaches to scheduling that we hope will provide our associates with the flexibility and control they need. Following a successful pilot program, we're in the process of making a new flexible scheduling program available to Walmart U.S. associates. The new program allows associates to confirm their schedules two weeks in advance. This provides them with more flexibility and control over their schedules, including the option for some to have fixed schedules week after week, while others have the option to build their schedule each week based on their needs. Whether it's a working mother who needs predictability to plan her childcare, or a full-time student with a changing class schedule, our program is designed to help all our associates find the schedule that works for them.

"Pathways gets you up-to-speed faster. After two to three weeks, you have an understanding of in-store practices and the larger mission. It would take associates up to a year to piece it together on their own."

– Associate Jarod Newman, Store 79, upon completing the Pathways program



200,000 associates



We promoted more than 200,000 associates to jobs with more responsibility and higher pay

Fostering diversity and inclusion

The associates who work for us come from a variety of races and ethnicities, orientations and backgrounds, and they reflect a range of life experiences. Some are with us to build a career; others need part-time, flexible work while they pursue an education. We value the talents and differences our associates bring to our company, as they enrich the Walmart culture, lead to innovative solutions for our business, enable us to better meet the needs of a diverse customer base and strengthen our business. We will continue to build a diverse talent pipeline, meet the evolving career needs of our associates and work to strengthen our culture of inclusion.

Building a diverse talent pipeline

Walmart seeks to hire and develop talented people who mirror the perspectives and interests of our global customer base. As competition within the retail sector continues to increase, we are focusing on our culture, diversity and inclusion strategy to recruit and retain the best people we can, especially among women and people of color. With the right training and development and an inclusive environment, we believe we can build a diverse pipeline of talent that commits to helping our customers live a better life around the world.

Reinforcing inclusion in our culture

Respect for the individual, and for individual differences, is one of our key values. When our associates come to work each day, we want to encourage them to bring their true, authentic selves and be prepared to share their knowledge with their peers and to find new and better ways to serve our customers. In 2015, we undertook several initiatives to reinforce inclusion in our culture, such as launching multiple forums to engage Walmart associates in dialogue and development. These included forums on the inclusion of women (as part of our Global Women's Development Series), African-Americans and Hispanics (see sidebar). A new forum is planned for Asian-American Pacific Islander and other associates in 2016. We also provided training on unconscious bias for nearly 5,000 logistics managers. Looking ahead in 2016, we plan to train our supervisors on how to better lead diverse teams and build an inclusive working environment.

Women representation

Total U.S. workforce
56%
Management
43%
U.S. corporate officers
31 %

People of color representation



Total U.S. workforce
42%
Management
31%
U.S. corporate officers
22%

Hourly promotions



Women
56%

People of color
43%

Associate profile: Carlos Carmona, Pharmacy Manager, Store 212 - Norman, Okla.


Walmart.com
Refill your prescriptions online. Ask a Pharmacy associate or visit walmart.com/pharmacy or call 1-800-2Refill

Carlos Carmona started his Walmart career during college, as a pharmacy intern in Norman, Okla. When a visiting market manager showed him what the possibilities open to him are by staying with Walmart, Carlos found himself inspired. "She walked in and greeted everyone. After looking around for a few minutes, she noticed a line growing at the pick-up window and she walked over and began helping our patients. That spoke volumes to me about the kind of people Walmart wanted to run their company," Carlos recalls. Today, he not only finds his job rewarding, he intends to continue building the career he started as an intern.

At a recent Walmart Hispanic Forum in Bentonville, Arkansas, Carlos realized Walmart had big plans for him, and he knew he was ready to fully embrace them. "I believe that the Hispanic Forum was an amazing and eye-opening experience. It gave me the ability to be confident about reaching for higher goals. Being a part of the Hispanic Forum made me realize that opportunities within Walmart are out there; it's just a matter of looking for them and then tackling them head on. I also realized that fear played a huge role in my not seeking other opportunities that I felt that I could do, but was afraid to take on. I decided at the end of the Hispanic Forum that I would no longer let fear be a hindrance to my success in life. I was meant to live and strive for so much more than I ever gave myself credit for."

The conference ended on a Thursday afternoon. The next day, Carlos received a phone call about a vacancy for a Market Health & Wellness Director. "I didn't need to think this time – I just did it," Carlos said. He applied, was selected and started his new job as Market Health & Wellness Director in southern Oklahoma in August 2015. "My market director helped find other places for me to go to learn – to help prepare me for bigger responsibility," Carlos said. "When I first became a pharmacy manager, to be able to say this was my store was a very proud and memorable moment."

Carlos says every day is his best day at Walmart, especially when he can help a customer. "My patients are so thankful for what we do for them. We work with their doctors. We help with their medication. We make their lives better," he said.

"I thought it was a tremendous effort to bring our inaugural Hispanic Forum to reality. It was a very well-planned and executed event, and the team was willing to make on-the-go adjustments to make it more beneficial to the attendees. I have been with the company for over five years, and this was the most insightful two-day conference I have attended while at Walmart. The Hispanic Forum was full of rich discussion, emotional reflection and heritage pride. I left the conference feeling inspired and committed to lead to leave a legacy, proudly sharing my Hispanic identity. The ball is in our court now, and I pledge to own my own development and bring others along."

- Manny Orejuela, Director, Local Marketing & Member Acquisition, Sam's Club Marketing

U.S. new hires for the past three years



Women


50%

2012


51%

2013


53%

2014



People of color


45%

2012


49%

2013


51%

2014



Promoting inclusion around the world

Canada

For the past five years, Walmart Canada has prioritized gender diversity, increasing the number of female store managers through its Women in Retail program. Starting in 2009, the Women in Retail program has been developing, retaining and advancing women in leadership. Since its inception, Walmart Canada has seen a positive increase of 58 percent in the number of women store managers – from 15.5 percent at the end of 2009, to 24.5 percent by the end of 2015. The success of the program in Canada has led to its rollout to other Walmart international markets.

Central America

In 2015, Walmart Central America launched the first generation of its Women in Retail program with 131 store leaders. To continually improve training and development in our business, we also launched our local Learning Centers, where new store leaders and administrators learn how to operate efficiently in the workplace.

South Africa

Massmart in South Africa supports a range of internships and apprenticeships for both its full-time and contract employees, which serve to empower our associates and drive growth and sustainability in our business. In 2015, more than 850 full-time and 300 contract employees were enrolled in accredited Massmart-funded training programs. These programs cover a variety of learning areas, from basic retail skills to advanced graduate and senior management development.



China

Walmart China has focused on local talent development and encouraging talent diversity. Today, more than 99.9 percent of Walmart China associates are Chinese nationals, and 90 percent of store managers have been promoted from entry-level positions. Walmart China also established the Women in Leadership Committee and the Women in Leadership Institute, both of which further help promote the growth and development of women throughout the business.

Japan

Empowering women is a nationwide effort in Japan, and Walmart is doing its part by facilitating learning sessions for female leaders and promoting open discussion regarding diversity and inclusion. Approximately 65 percent of Walmart Japan associates are female, and 13.4 percent of total management positions are held by women.





Promoting increased mobility in the retail and adjacent sectors

Walmart seeks not only to improve the economic mobility of our own associates, but also to increase mobility in retail and adjacent sectors at large.

In 2015, as a complement to our own investments in wages and training, Walmart and the Walmart Foundation launched a five-year, $100 million initiative to increase upward mobility of frontline retail and adjacent sector workers in the U.S. Through collaboration with other retailers, educational institutions, technology companies, nonprofit organizations, government agencies and thought leaders, Walmart and the Walmart Foundation are aspiring to shift the employment practices of the whole retail sector to help people advance more quickly. Our strategies for accelerating mobility are outlined in the table on the right.

Through the end of January 2016, we have made grants totaling more than $39 million in support of this commitment.

With these efforts, we hope to enhance the quality of the retail workforce. We're also striving to transform retail into an early workforce incubator for the economy – a place where anyone can get a job and quickly develop the skills to advance their careers in retail or beyond.

Work streams for retail sector opportunity initiative

What we do	Approach	Why we do it
Perception of retail	Work with hiring managers and incumbent retail workers to enhance awareness that frontline retail jobs lead to workforce skill development.	Current perception that frontline retail jobs require no skill or that one can maintain a retail job without acquiring any skills is a barrier to building advancement programs.
Pre-employment training	Invest in improving the effectiveness of training programs that prepare prospective retail workers for employment. Lower barriers to entry for qualified workers.	Pre-employment programs are often expensive, limited in scale and rarely meet the needs of employers. Desire to show pre-employment programs produce stronger candidates than untrained applicants.
Career advancement	Invest in NGO interventions related to upskilling incumbent workers, including potential development of credentials to certify skills have been attained.	Retail advancement is often employer-specific and lacks a clear definition of skills for advancement. With a more transparent, competency-based system, transferability across the sector and into adjacent sectors will be more feasible.
Employer practices	Invest in and pilot models employers can implement that improve stability and upskilling, while strengthening businesses.	Ultimately, employer practices will have the greatest impact of shifting the quality of opportunity available to workers. Recognizing industry credentials, providing high-quality on-the-job training and defining clear career paths unlock advancement.
Tools and technology	Create tools (such as curricula, digital career pathways, technology training tools, certifications) to provide quality content for training organizations and employers.	A set of common tools used across the industry will unlock efficiency, allow us to leverage technology and create a greater opportunity across the sector and into adjacent sectors.
Pilot	Select 4 to 6 communities in the U.S. to work with a network of organizations (i.e., NGOs, local government and other employers) to test collective approach to building greater career pathways and mobility in local retail sector.	Impact is maximized not in single interventions, but in the combination. A local pilot allows us to test this theory and reshape the ecosystem.



Creating a U.S. community of practice

Since 2003, the Hope Street Group (HSG) has pursued market-driven solutions to complex, social problems. HSG brings together young entrepreneurs, business executives and technology professionals concerned with individual and national economic opportunity. They create and manage blueprints for social change by infusing the top drivers of economic opportunity – the education, health and jobs sectors – with the tools and resources to improve people's ability to succeed.

With a grant of more than $600,000 from the Walmart Foundation, HSG leads a new collaborative effort forming a Retail Community of Practice. The Community brings together all the grantees in retail and adjacent sectors funded by the $100 million Opportunity Initiative. HSG facilitates the sharing of key learnings between the organizations, with the aim of maximizing opportunities for enhanced impact across the whole retail sector. The Community seeks to create a trusted network of relationships where workforce practitioners, service providers and subject matter experts can connect to strengthen their knowledge, share challenges and improve problem-solving related to preparing retail workers for career advancement.

"The path for today's job seekers has transformed and will continue to evolve. The old systems and tools underpinning the U.S. jobs marketplace are failing us, both reducing productivity and undermining national talent potential," said Martin Scaglione, CEO of Hope Street Group. "The Retail Community of Practice is an important step toward bringing all stakeholders together to work around a shared vision and blueprint to create a new system that can respond to our changing world."

Building a career in retail



Goodwill® has long been known for its commitment to generating opportunity for those who most need it. With a $3 million investment from the Walmart Foundation, Goodwill has launched the Careers in Retail Initiative (CiR), which aims to reach more than 1,500 individuals in eight locations over the 24-month duration of the grant.

CiR offers a free training and support program designed to move experienced, entry-level retail employees, as well as experienced workers from other industries, into middle skills or supervisory and management positions in either retail or into similar sectors, such as the food and beverage, hospitality and tourism industries. Through the implementation of individual career plans, the program builds the skills necessary for advancement and trains participants in crucial content ranging across leadership, communication, decision-making and customer service.

Upon completing the program, participants are ready to take on supervisory and managerial roles in retail and affiliated industries. CiR continues to support participants for six months to ensure stability and success in their new positions and to enable preparations for the next steps on career pathways.

Reshaping federal training: The Chicago Cook Workforce Partnership



In the U.S., most federal funds for workforce training are distributed through a network of 600 regional workforce investment boards (WIBs). But these funds are rarely invested in training or upskilling for the retail sector. In fact, usually WIBs' only interaction with retail comes through training workers to leave the sector.

With a 2015 grant of nearly $11 million issued over 27 months, the Walmart Foundation has engaged the Chicago Cook Workforce Partnership (the Partnership) to create a WIB-based upskilling program that can serve as a national model for retail advancement. Chicago was a pioneer in sector-based training, specifically in retail, more than 10 years ago. As the second largest WIB in the country, the Partnership administers more than $60 million in federal and private aid to a network of 49 agencies in the Chicagoland region and is recognized as a national leader on workforce reform.

The grant will support the expansion of the Partnership's retail sector hospitality center so that it can provide employers, current workers and job seekers with skills training in sales, customer service, logistics, merchandising and management. It will also focus on the work of WIBs throughout the country by initiating a capacity-building pilot with 10 other WIBs and by engaging in a nationwide effort to improve the perception of retail career possibilities. The Partnership will join the Walmart Community of Practice, where those working to build a stronger ecosystem in retail training and advancement are collaborating to learn and advance the field more quickly.



Mobility around the world




ORDEM E PROGRESSO

Brazil

In 2015, Brazil's Walmart Institute celebrated its 10th anniversary by renewing its commitment to creating opportunities for young people to get a start in the labor market. Since 2010, the Institute has conducted the Social School of Retail (SSR), which offers professional training in retail leadership and public policy to young people ages 16 to 29. The SSR is a 300-hour program that has trained nearly 7,000 people, and which also helps the Institute contribute to the improvement of public policies that create stronger connections between the education system in Brazil and potential employers.







China

In 2014, Walmart China launched a three-year collaboration with the China Chain Store and Franchise Association (CCFA) to support the Future Retail Star Training program. The program hopes to train 200 in-service teachers and 20,000 secondary vocational school students for future positions in retail, which will help address the growing demand for entry-level retail professional staff. Walmart China has pledged nearly $780,000 over the duration of the program, with 168 teachers and 4,570 students – the majority of whom are female – having been already trained.

Japan

With rising numbers of young people across Japan not actively pursuing education, training and employment opportunities, Walmart Japan is undertaking an effort to promote their social inclusion and economic empowerment. Together with Sodateage Net, a nonprofit organization focused on young people and their entrance into the workforce, in 2013 Walmart Japan began to provide grants for youth from low-income households to take job-training programs and get short-term, job-related experience at our Seiyu stores. Through 2015, 28 youths participated in the program, and 20 of them found jobs following their training, including four who continued at Seiyu. In 2016, the program will support an additional 15 youths.

India

Anees Khan had been successfully running a *kirana* – a small mom-and-pop store – in the small town of Parasia in the state of Madhya Pradesh. Anees wanted to expand his store into a modern retail store, but realized he needed help with skills and retail knowledge. As a member of Best Price Modern Wholesale member – Walmart's business-to-business operation in India – he was familiar with the store and the team. Associates from the store brought Anees into a community upskilling initiative where they trained him in store layout, product assortment, order planning, furniture layout, display and merchandising. The team also helped him in setting up billing software and staff training. With this assistance from the Best Price team, Anees launched Super Shopping Mall, today one of Parasia's well-known retail stores. Reflecting on his participating and growth, Anees said, "Best Price is a one-stop shop for me. I get the best quality products. I am happy that I am now able to provide the same to my customers. My business is growing steadily as my customers are very pleased with our service, quality products, assortment and transparent pricing. The support extended by Best Price staff has helped me in taking this venture forward."





Supporting reintegration of U.S. veterans into the civilian workforce

Sam Walton, founder of Walmart, served as an Army captain during World War II, and he used his Army savings as the initial capital to open his first store. Like Mr. Walton, veterans offer important strengths to our communities, such as a strong work ethic, technical skills and leadership capabilities, to name a few. But transitioning from the military to civilian life can be difficult. Despite the wealth of resources and opportunities available to veterans, some remain vulnerable to financial, employment, relationship and legal challenges as they return home from service.

Walmart aims to make it easier for U.S. veterans and their families to reintegrate into civilian life through our "Veterans Welcome Home Commitment," which offers Walmart jobs to returning veterans. Additionally, Walmart and the Walmart Foundation have committed $20 million over five years to work on collective impact initiatives to help support and integrate returning service members.

This work will focus in states with a strong military presence, such as North Carolina, Texas and California, and will offer veterans a coordinated way to access a suite of reliable local services for job placement, housing, health care and other services they may need.

As veterans reintegrate into society, everyone benefits. Veterans provide businesses with extraordinary assets and talent as hard-working, high-skilled people with strong leadership potential. Swift reintegration also enhances the stability of veterans' families and communities, while also building local economies, strengthening the U.S. workforce, and preserving the volunteer military in the U.S.

Welcoming veterans home

On Memorial Day 2013, Walmart introduced our Veterans Welcome Home Commitment, which guaranteed a job offer to any eligible, honorably discharged U.S. veteran who was within 12 months of active duty. Our goal was to hire 100,000 veterans by the end of 2018.

The initiative has been successful beyond our expectations. Since our initial announcement, we have hired more than 120,000 veterans, with almost 13,000 having been promoted to jobs with higher pay and greater responsibility.* Given this positive outcome, in May of 2015, we announced the expansion of our original projection, with the goal of hiring 250,000 veterans by the end of 2020. We have also changed the eligibility from within 12 months of active duty, to any veteran who has been honorably discharged since we announced the commitment in May 2013.

As another way to support our veterans and their families, Walmart's Military Family Promise guarantees a job at a nearby store or club for all military personnel, and military spouses, employed at Walmart and Sam's Club, who move to a different part of the country due to a transfer by the United States military. The promise also specifies that associates called away to active military duty will be paid any difference in their salary if the associate is earning less money during their military assignment.

Working collaboratively to meet the needs of veterans

Upon returning home, veterans often find it challenging to navigate the multiple agencies offering job placement, medical care and other social assistance. This can result in inconsistent

*Editor's Note: These projections and reported hires/promotions include veterans hired under our original and expanded Commitment as well as other veterans hired by Walmart in this time frame. While we think it is particularly important to support soldiers as they make the transition to civilian life, Walmart believes all veterans deserve our respect and support, no matter when they left active duty.

use and quality of services. To address this problem, Walmart and the Walmart Foundation have pledged $20 million through 2019 to support the needs of returning veterans by promoting a coordinated approach to veterans' needs. That's why we are pursuing two strategies:

- Expanding high-quality job training opportunities for U.S. veterans transitioning to civilian life
- Building innovative public-private partnerships that coordinate veteran service across organizations to create a coherent and interconnected service directory

In 2015, the Walmart Foundation announced our support for the Philanthropy-Joining Forces Impact Pledge initiative. Through this, the Walmart Foundation joins approximately 30 funders finding ways to strengthen services and support for millions of veterans and military families. The Pledge has secured more than $275 million for these efforts, and the Walmart Foundation is focusing on strengthening the regional and state ecosystems that serve veterans and military families.

NC4VETS: A public-private partnership supporting reintegration

In February 2015, the Walmart Foundation announced a $1 million grant to the Institute for Veterans and Military Families (IVMF). The grant helped start the Welcome Home North Carolina (WHNC) initiative, a three-year pilot to identify new ways in which the nonprofit, public and private sectors can better work together to serve veterans. The pilot will be administered through NCServes, a community-based network of service providers for veterans and their families.


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"NC4VETS has tremendous reach, and by partnering regionally with NCServes' community-based networks, we have a winning formula to attract veterans and help them make North Carolina their new home," said Ilario Pantano, director at North Carolina Department of Military and Veterans Affairs.

Since launch, NCServes has served more than 450 individual service members, veterans and/or family members. With more than 40 providers operating as one coherent and interconnected service delivery network, the program has responded to more than 900 service requests. It creates a single point of entry into a more navigable ecosystem of services for veterans, where 'guides' make the connection between an individual's needs and the community's resources.

Through collective support and leadership from Governor Pat McCrory and his team from the North Carolina Department of Military and Veterans Affairs, the Walmart Foundation, key stakeholders from across the state and the IVMF, North Carolina's goal was simple: to make the state 'home' for its veterans and their families by easing and streamlining access to comprehensive, community-based services that best address their actual needs.

"By building upon its existing strength in the public, private and nonprofit sectors, North Carolina is clearly demonstrating to the nation the successful creation of a statewide coordinated veteran supportive services network that is measurably improving the lives of our nation's veterans and their families," said Colonel Jim McDonough, Jr., USA (RET.), managing director, Institute for Veterans and Military Families (IVMF).





Sparking a movement

Walmart has undertaken campaigns designed to raise public awareness of the needs of veterans and the valuable role they play in our communities. Here we highlight two campaigns from the 2015 holiday season.

The Greenlight a Vet campaign
In advance of Veterans Day, Walmart helped launch a campaign to raise national awareness of the importance of "greenlighting" veterans back to civilian life by promoting a show of visible public support for these valuable community members. Encouraging the public to change one light to green, the campaign created visible and actionable national support for America's veterans and their families, resulting in over 3.4 million online acts of support and widespread media coverage of this important topic.

Saluting our military families and veterans at the holidays
At the beginning of December 2015, Walmart called on the general public to "Sing to Salute Military Families" – a nationwide campaign that encouraged the public to sing a portion of a classic holiday song while capturing it on video, and then posting the video on social media channels to show support for members of the military and their families. The robust public response allowed Walmart to donate $1 million to Fisher House Foundation, an organization that provides a home-away-from-home for military and veterans' families whose loved ones are in a nearby military or veterans hospital. The donation helped support more than 60 U.S.-based Fisher Houses and will be used to fund a full year of lodging for military families staying at Fisher Houses on U.S. military bases in 2016.

Walmart also helped Operation Homefront, a nonprofit that works to build strong military families, put a holiday meal on the table of 8,500 military families in 26 locations nationwide. We also helped provide tractor trailers, private fleet drivers and a donation of $150,000 to Wreaths Across America to help honor U.S. veterans by laying wreaths on National Wreaths Across America Day.


HINDUSTAN
हिन्दुस्तान

Empowering women in retail supply chains

Women play a crucial role in retail supply chains around the world, as well as in the economic well-being of families and communities. In agriculture alone, women are responsible for 43 percent of farm production in low- and middle-income countries. In China, according to Business for Social Responsibility, while women make up 44 percent of the total workforce, they represent approximately 60 percent of the workers who migrate from rural areas to cities for work in factories. Walmart's own internal statistics show that women play a vital role in the retail industry, making up 57 percent of our own global workforce. Studies further show that women in emerging markets invest 90 percent of their income back into families and communities, breaking the cycle of poverty. Yet around the world women earn 10 to 30 percent less than men do.

To help address these issues, in 2011 Walmart and the Walmart Foundation launched The Global Women's Economic Empowerment initiative to train close to 1 million women around the world on farms, in factories and in retail, particularly in emerging markets. The program combines $100 million in philanthropic funding, Walmart's global sourcing reach and the expertise of non-profit organizations, companies and government agencies to equip women with technical and life skills. Such training enhances their incomes and builds their confidence as leaders in their workplaces, families and communities. The program focuses on four major strategies:

- Train 500,000 women in agriculture
- Assist 60,000 women in factories in becoming more active decision-makers in their jobs and families
- Prepare 200,000 women in emerging markets for their first jobs in retail
- Help 200,000 low-income U.S. women gain skills for better employment

From a business point of view, this initiative aims to increase factory and agricultural productivity, while also providing a stronger female talent pool, particularly in emerging markets. From the perspective of society, we believe that empowering women economically not only improves their livelihoods, but also strengthens the stability of families, workplaces and communities.



Improving opportunity one acre at a time

One Acre Fund works with smallholder farmers primarily in East Africa to offer a market-based set of services to increase their productivity and economic opportunity. The nonprofit focuses on rural farmers who often need support across a spectrum of issues, including financing, seed and fertilizer distribution, training in agricultural techniques and market strategies. With support from the Walmart Foundation, One Acre Fund expanded its Kenya program to more than 56,000 new farmers in 2015, 64 percent of whom are female. This brings the total number of people reached to more than 136,000.

Women in agriculture

In the agriculture value chain, Walmart and the Walmart Foundation have now funded training projects for 502,000 women. For example, in 2015, through our cooperation with the German Development Corporation, the Walmart Foundation supported a new rice initiative in Nigeria and Ghana. This project will train approximately 22,500 women.

Women in factories

In 2011, Walmart and the Walmart Foundation launched the Women in Factories Training Program, a five-year initiative that will train 60,000 women in 150 factories and processing facilities producing for top retail suppliers in industries with high percentages of women. The program, which was implemented in collaboration with local NGOs, will teach critical life skills related to communication, hygiene, reproductive health, occupational health and safety, identifying personal strengths and gender sensitivity. Up to 8,000 women will also receive leadership training to develop the work and life skills necessary for personal and career development.

The open-source Women in Factories Training Program curriculum, developed by CARE and funded by the Walmart Foundation, can be shared and adapted by other brands, organizations, factories and other stakeholders who are interested in workforce development in the factory

Asia Khatun, a garment worker in Bangladesh



Asia Khatun first started working at the age of 20 to help supplement her father's low income. Like many women around the world, she suffered physical and mental abuse from a spouse, which affected her overall health and job performance even long after her husband had left.

In August 2014, Asia received the opportunity from the factory where she worked to take part in the Women in Factories Initiative's foundational training. While initially skeptical of the benefits of the training, she nevertheless attended all the sessions and was surprised by what she learned.

The benefits of the training have had a remarkable impact on Asia's well-being. She has been empowered to take charge of her financial affairs – opening her own bank account, saving part of her paycheck every month and developing a household budget. Her work supervisor has witnessed improvements in her performance, so much so that her responsibilities have been increased. As a result of sanitary and hygiene training, she has become more aware of easy, common-sense practices that will help prevent disease.

Most of all, her family members have noticed that she feels happier and more in control of her life. Asia has recently taken to sharing the lessons from the training with her sister and other family members, passing on the benefits she has experienced to others.

sector. Because the program focuses on job readiness, leadership and management, it can be adapted across sectors. We are pleased to make the curriculum publicly available for download.

Through the Women in Factories program, as of December 2015, 103,000 women have received foundational training in life and work skills. Of those women, 4,978 have completed advanced training, a more comprehensive 100-hour curriculum that goes into more depth on key components. The program has been implemented in 127 factories in Bangladesh, China, El Salvador, Honduras and India, and these efforts are being evaluated and monitored by experts from Tufts University. Preliminary evidence indicates strong impact on certain metrics, including the reduced objectification of women, increased female promotion and increased factory productivity. Other anticipated benefits of training for women, such as increased confidence and improved communication, have not been reported to be as strong as expected in the preliminary results. As the study continues and more precise data emerges, we will seek to understand the results and the factors driving impact and will focus on identifying ways to sustain and scale the initiative.

Training women for retail in emerging markets

Outside the U.S., we are striving to support training for 200,000 from emerging markets for their first jobs in retail. By the end of 2015, Walmart and the Walmart Foundation have funded training for 92,000 women. This past year the Walmart Foundation launched two new training initiatives in China. We are collaborating with the China Chain Store & Franchise Association (CCFA) to develop a training curriculum for women seeking retail employment. The initiative aims to train 8,000 women and also includes a special focus on food safety. The second initiative, led by Youcheng, will deliver online training for marginalized women in poor communities looking to enter e-commerce, also with a goal of reaching 8,000 women. In 2016, we plan to focus on developing new projects elsewhere in China, as well as in Mexico and Brazil.

The Social Retail School: Serving women in Chile

In Chile, the Walmart Foundation has funded the International Youth Foundation to work with Acento Consultores and the National Training and Employment Service (SENCE) to offer the Social School of Retail (SSR) to 5,000 vulnerable women and youth. SSR equips participants with valuable skills needed to secure a first job in retail.

The program educated students in effective communication, time management, goal-setting and responsibility, and it also provides targeted training in information technology systems and in retail-specific skills like merchandising. Once training is complete, participants receive assistance with internship and job placement.

"I came to the course because I wanted to learn and get ahead," said Romy Cortes, a young mother. "Now, my personal growth is on the rise. I no longer get nervous in making presentations. I'm more confident in myself."





Helping women in the U.S.

We have also been working to help U.S. women from low-income households improve their employment skills. The Walmart Foundation provided support and training for more than 200,000 since the launch of our Global Women's Economic Empowerment Initiative. Some of this work has been accomplished through programs aimed at the retail sector, such as our funding of the Chicago Cook County Workforce Partnerships. This work to enhance economic mobility in retail is particularly important to women, since over 50 percent of retail workers in the U.S. are women.

Promoting women in film: The Bentonville Film Festival

Film shapes our culture in powerful, important ways. As actress Geena Davis says, "If you see it, you can be it." In 2015, Walmart helped inspire and support the inaugural Bentonville Film Festival, promoted by the Geena Davis Institute, to bring attention to the role of women and other diverse voices in film. The festival screened 60 films made largely by women and other diverse populations. Judges chose six of them to receive commercial support in the form of a distribution agreement to include a 25-screen releases sponsored by AMC Theaters; marketing commitments; and shelf and premium placement commitment from Walmart and Vudu.



Reaching more than
762,000
women

By the end of FY16, the Walmart Foundation and Walmart's global business invested in programs that provided support and training for more than 762,000 women around the world.



Notes from the field: Challenges to promoting inclusive economic mobility

Shifting systems to promote inclusive economic mobility is, of course, complex and full of challenges, despite working with some of the world's leading organizations to do so. A few examples of challenges faced by our Walmart and Walmart Foundation teams working on our programs in inclusive economic mobility:

Measurement and evaluation

For many of our programs, we can gather input metrics (grants made) and output metrics (number of people trained); it is more challenging to measure and evaluate outcomes (impact on livelihoods, mobility). We have engaged third parties to assist us with measurement and evaluation in some of our programs (e.g., Tufts University for Women in Factories), particularily outcomes over the long term, but have more work to do to build robust approaches to measurement and evaluation across all programs.

Assessments and credentials

Building industry-recognized assessments and credentials for soft skills (e.g., customer service) is more difficult than for hard skills (e.g., welding). One of the reasons we set out a five-year time frame for our Retail Opportunity initiative was allowing the field enough time to make progress on this.

Gender equality in supply chain

In our women's economic empowerment initiative, some of our grantees initially found it challenging to convince factory managers to allow their female workers to take time out to be trained. Including male workers as well as demonstrating the business benefit of better-trained workers helped convince many to allow the training.

Long-term engagement

As veterans' employment rate has risen, some people think there is no need to work on reintegration – but successful reintegration is about more than getting that first civilian job. It will be critical to keep funders and stakeholders engaged in this effort even if on the surface things look promising.



Spotlight on



empowering women around the world



Creating opportunities for women



Walmart's Global Women's Economic Empowerment Initiative provides opportunities for women across one of the largest supply networks in the world.



4-year spending for women-owned business
(in billions)
$3.50
$3.90
$4.30
$4.76
FY13
FY14
FY15
FY16
U.S.
International

Sourcing

$16.46 billion to date

Sourcing from and promoting women-owned businesses

across our supply chain



Training
Empowering nearly
1 million women
through training
Farms
Factories
Retail
Other careers



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Promoting the growth of suppliers, local manufacturing and small businesses

Sam Walton started Walmart as a small business – a local, Main Street store with a vision of bringing affordable products to small-town customers. Over the years, he and his associates grew the business into one of the largest in the world. Entrepreneurs like Mr. Walton – whether running retail stores, farms, factories or other kinds of businesses – are important engines of economic growth around the world.

As one of the world's largest retailers, we aim to use our purchase orders, as well as our philanthropy, convening power and advocacy, to promote the growth of women-owned and diverse suppliers, local manufacturing and small business in general. In addition to spending directly with small- and medium-sized businesses as suppliers, we are investing in programs that help them access affordable capital and get the training and tools they need to strengthen and grow their businesses.

We believe this approach fuels economic growth – a positive outcome not only for society, but also for our business. For starters, small business owners make up an important part of Sam's Club membership base, so an investment in them is an investment in the future of our company. As well, Walmart relies on a healthy, diverse supplier base to provide innovative and relevant products for our customers.

Our programs to promote economic growth through business development include:

- Empowering women by sourcing from women-owned business
- Fostering diversity among our suppliers
- Promoting local manufacturing
- Supporting small business growth



Women's economic empowerment



Supplier diversity



Local manufacturing


Open

Small business

Promoting the growth of suppliers, local manufacturing and small businesses: Progress against commitments

As of Fiscal Year End 2016

Women-owned business	Source $20 billion from women-owned businesses for our U.S. operations through 2016 (beginning in 2011).	Since 2011, sourced more than $16.4 billion, including more than $4.7 billion in FY2016.
	Double sourcing from women-owned businesses in our global markets through 2016.	Tracking spend in six markets; on track to double sourcing in Mexico.
	Launch a dedicated e-commerce platform to give women-owned/empowering businesses access to customers.	Completed by launching the Empowering Women Together platform.
Local manufacturing	Purchase an additional $250 billion in products supporting American jobs between 2013 and 2023.	On track to meet 2023 committment.
	Create a $10 million U.S. Manufacturing Innovation Fund funded by Walmart and the Walmart Foundation to invest in breakthroughs in manufacturing technology.	Awarded over $7 million in Research and Development grants.
Small business	Through funding from Sam's Club and the Sam's Club Giving Program, enable 5,000 loans from CDFIs to underserved small businesses, particularly those owned by women, minorities and veterans.	Multiple grants made in 2015; grantees across portfolio report increasing loan disbursement and efficiency.
	Leverage funding from Sam's Club and the Sam's Club Giving Program to unlock $100 million in new capital from nonbank, community lending resources to distribute to low- and moderate-income small business owners through 2019.	Grantees report positive progress increasing capital available for small business.
	Sam's Club and the Sam's Club Giving Program will fund programs that reach one million underserved small business owners with education on lending and borrower practices.	Multiple grants in 2015 expected to support goal through outreach and online programs.



Sourcing from women-owned businesses

Women-owned businesses (WOBs) offer a tremendous opportunity to empower women economically and to fuel economic growth. They employ nearly 9 million people in the United States alone. WOBs also represent one of the country's fastest-growing business segments, with 45 percent growth between 2007 and 2016 compared with just 9 percent growth in all businesses. WOBs are increasing five times faster than the national average. The latest Global Entrepreneurship Monitor Women's Report survey estimated that there are more than 200 million women starting or running a new enterprise, and 128 million managing established businesses, in 83 representative economies. The study also found that women in nearly half of these countries are equal to, or outpacing, male entrepreneurs in terms of innovating and offering the market a new product or service not offered by their competition.

Despite these facts, WOBs represent a tiny percentage – less than 5 percent – of the supply base across consumer goods categories, and many WOBs face challenges accessing affordable capital or other means to scale their businesses.

In 2011, Walmart and the Walmart Foundation launched the Global Women's Economic Empowerment Initiative, which includes sourcing $20 billion of products and services from WOBs in the U.S. over five years, as well as seeking to double sourcing from WOBs in Walmart's other markets around the world. We are combining this use of our purchase order with customer marketing, which promotes WOBs in stores and online, and through philanthropic initiatives, which support mentoring and access to lower-cost capital. We're also collaborating with other organizations that advocate for the needs of WOBs.

This approach offers important advantages to our business and to society at large. Walmart's women-owned suppliers in the U.S. are growing faster than our average sales and generating higher margins, compared with the rest of business without WOBs. More broadly, when investments are made in WOBs, it not only drives economic growth, it improves the livelihood of women, their employees and families. Our strategies to elevate women's leadership in business include:

- Sourcing from WOBs in the U.S. and other markets
- Making it easier for women to launch and grow businesses in emerging markets
- Promoting WOBs through philanthropy and marketing initiatives

Sourcing from WOBs in the U.S. and other markets

As part of Walmart's commitment to the economic empowerment of women, we have undertaken initiatives to increase our sourcing from WOBs both in the U.S. and in other markets.

In 2011, we promised to spend $20 billion to purchase products for our U.S. stores from WOBs over a five-year period. Since 2012, Walmart has sourced $16.46 billion in products and services from WOBs in the U.S., including $4.76 billion in the past year. In 2015, we worked with Walmart's supplier administration to create additional training resources for our WOB suppliers. The training included 10 two-minute videos focused on replenishment, logistics and merchandising topics to provide fundamentals to help businesses work with Walmart. We also found ways to accelerate existing WOBs by hosting two Accelerator training classes at the Walmart Home Office. The training ran for 2½ days and included subject matter experts from within the business to teach and answer questions directly from the WOBs themselves.

Also, we track our sourcing with WOBs in five international markets – India, Japan, Mexico, Central America and Sub-Saharan Africa. The Walmart WEE team works with our country teams to design market-level strategies to support and train current and new WOB suppliers, support our buyers in selecting WOBs and communicate our best practices and learnings. In addition, the WEE team has developed a series of global tools and resources that each country can access to improve their opportunity to source from women. Our global WOB directory counts more than 10,000 WOB profiles for WOBs that include current suppliers and certified women-owned businesses from the Women's Business Enterprise National Council (WBENC) and WEConnect International. This year through the WOB directory, Walmart is sending quarterly newsletters to WOBs in India, Latin America and the U.S. describing upcoming events and resources – building even more communication between Walmart and the WOBs.

Making it easier for women to launch and grow businesses in emerging markets

In emerging markets, women

"I just wanted to thank you for such an awesome experience. The training sessions were so valuable and I will definitely use what I learned with current and prospective business with Walmart!"

-Elaine Robinson, CEO of Medelco and participant in the Accelerator July 2015 Class

Meet a supplier: Lisa Allen, CEO of Ziegenfelder Co.



Ziegenfelder Co. started selling their products to Walmart in 1992 and has a model that has always been very similar to Walmart's. As Lisa Allen, CEO, says, "Our responsibility is to provide the absolute best quality product possible for our consumers. We are proud of our price points and know we can provide that fun treat for every family. We like to think of ourselves as smile-makers."

Lisa understands Walmart's support of women-owned business extends to her team members. "Small business is the bread and butter of our country, the lifeblood. As a small women's business, Ziegenfelder has families and incomes relying on the decisions that we make. If you think of 300 employees, it's really that times three to five, so there's a lot of people that rely on us. Our vision is to be an enduring company with opportunities for our family and any family. What's important for the world to understand about Walmart is that Walmart recognizes that they have the capacity to change the world and are not just selling products. They are helping suppliers, helping create empowerment and making sure our world is sustainable for generations to come. The leaders at Walmart truly recognize they can help people save money and live better. I am really proud to be a part of Walmart's Global Women's Economic Empowerment Initiative."



often face barriers to starting and running businesses. Whether cultural or economic, Walmart is working to support women in overcoming those obstacles to create thriving economic enterprises. Here we highlight three such examples.

Creating e-learning modules
Walmart worked with WEConnect International to fund a 10-module e-learning series called WEConnect Academy. The course provides business basics designed to help female entrepreneurs learn the necessary skills to grow their business. Working with WEConnect International & WindRider, Walmart created four e-learning modules that cover how to do business with Walmart and include the topics: Getting Started, Evaluating Your Business, Journey to Shelf and The Strategic Supplier.

Supporting female entrepreneurs in India
In January 2016, Walmart India announced an innovative entrepreneurship development program for WOBs with the aim of enhancing their skills, capability and sustainability. Working with WEConnect International and Vrutti, a market-based community development organization in India, the initiative is designed to help women entrepreneurs achieve higher levels of business growth. A training curriculum forms the core of the program, which will be delivered through workshops and mentoring sessions with technical experts, established WOBs, academic experts and business managers.

Walmart has committed to support 25 women-owned businesses to attend this program in regions of Andhra, Delhi, Pradesh, Punjab, Telangana and Uttar Pradesh.

Announcing the program, Krish Iyer, CEO of Walmart India, said, "I am extremely delighted to support women-owned businesses. Enhancing the capacity of women entrepreneurs and providing them with the skills to scale up their business will ultimately help Walmart India continue to offer great assortment and quality local products to our customers."

Accelerating WOBs
Through a 2015 collaboration with Agora, a nonprofit organization that provides resources and support to entrepreneurs working on social and environmental problems in Central America, Walmart is helping give five WOBs a jump-start in their business. Agora's program uses a method known as "accelerator training," which targets entrepreneurs with scalable, profitable businesses that can quickly create measurable impact, given the right resources and timely investment. The five WOBs also received the opportunity to travel to SOCAP (Social Capital Markets) to pitch their companies to interested investors.

Meet a supplier: Dr. Puri and the Society for Child Development



Walmart often helps our suppliers see the possibilities for new business opportunities. One of our suppliers in India, a nonprofit called Society for Child Development (SCD), founded by Dr. Madhumita Puri, had been working on recycling waste through a "Trash to Cash" program. SCD's approach helps differently abled women and men earn a dignified livelihood through converting waste into products.

In India, one notable source of waste comes from the flowers used at temples, which are then discarded. SCD helps collect these flowers every morning, after which they are sorted, cleaned, dried, powdered and turned into a product for the Indian festival of colors called Holi.

Dr. Puri and SCD began supplying Walmart in 2012 and have been working with our buying team to increase their capacity. Noting the organization's creativity in turning waste into a useable product, Walmart's buyer, Deepak Gandhi, and his team members encouraged Dr. Puri to make lamps from recycled material for another Indian festival, Diwali. SCD's products are now sold in 18 Best Price Modern Wholesale stores in India.

Promoting WOBs through philanthropy and marketing initiatives

Without unique ways of identifying that products come from WOBs, customers have no way of knowing that their choices may support the economic empowerment of women. Likewise, without an organizing platform that highlights WOBs to other businesses, companies seeking to do business with WOBs may miss those opportunities. Walmart has supported two initiatives designed to promote WOBs in just these ways.

Promoting women globally: The Women Owned logo

Following the launch of the Women Owned logo by WBENC and WeConnect International, in 2015 the logo was expanded into French, Mandarin and Spanish to continue to provide opportunities for international WOBs. The Women Owned logo is a consistent label that helps raise customer awareness of WOBs and facilitates the support of WOBs as part of their purchasing behavior. All four logos can be used either by WBENC- or WeConnect International-certified businesses.

Walmart believes that if customers know that a product was made by a WOB, she would be more likely to purchase it. In 2015, we gained customer insights that demonstrated the truth of this belief. As the first retailer to feature products with the logo in signage in our stores and in our marketing, we tracked the sales of certain feature items and found that products with signage drove higher sales than the same feature without signage.

In 2015, we also launched a Women Owned page on walmart.com to feature WOBs and their products. The page aims to continue customer education about our work empowering women through sourcing and products.

Empowering Women Together

Launched in 2013, Walmart's online platform Empowering Women Together (EWT) gave opportunities to small businesses with less than $10 million in annual revenue that aim to economically empower women.

In 2014 and 2015, the Said Business School (SBS) at the University of Oxford, with funding from Walmart, produced a research series on EWT, including three case studies, a teaching case and an advisory note on measurement – providing insight into the challenges and successes of the program. In November 2015 at Power Shift, a conference hosted by SBS, three SBS senior faculty members led a case study on Walmart and the Maasai Women's Development Organization (MWEDO) – deepening the understanding of the complexities of microbusinesses working with multi-national corporations.

Working with NGOs, we connected artisan cooperatives from developing countries, giving them the opportunity to sell their products on walmart.com. These artisan suppliers can face more challenges around logistics and production for diverse markets than our other EWT suppliers. As EWT has matured, we have worked to develop sustainable solutions to overcome these challenges, such as exploring a new audit protocol for smaller businesses, like these artisan suppliers, that will satisfy ethical standards requirements while also recognizing the capacity challenges of smaller businesses.


Walmart

With the rollout of the Women Owned logo and the work of the Global Women's Economic Empowerment initiative, WBENC awarded Walmart CEO Doug McMillon the WBENC Crystal Leadership Award in June 2015.



In FY16 in our U.S. markets, we spent $12.1 billion with more than 3,300 diverse suppliers – representing about 8 percent of our suppliers – and an additional $2.6 billion through second-tier spending.

Supplier diversity

As a global retailer, we see firsthand the astonishing diversity that exists between our stores located in different countries. We see it in our supply chain as well, and we believe we're at our best when we promote that diversity for the benefit of our customers. Diversity among our suppliers not only allows us to broaden the range of products and services we bring to the communities we serve, but also helps us tailor product lines to the local tastes of a given store or region. In this way, we're able to create a more inclusive and resilient supply chain, where we source from and support the economic growth of suppliers both large and small, especially those owned by minorities, women, U.S. Veterans and people with disabilities.

Strengthening supplier diversity

Annual Supplier Summit

Each year, our U.S. Manufacturing Supplier Summit allows our suppliers and buyers to come together for dialogue and building relationships, while also promoting diversity. The summit seeks to:

- Advance dialogue between diverse businesses and internal stakeholders
- Help potential suppliers understand our Every Day Lost Cost and Every Day Low Price strategy
- Provide opportunities for suppliers to present their products to our buyers
- Expose our buyers to the insights, innovation and expertise of diverse suppliers
- Strengthen the impact of diverse businesses in the communities we serve

Collaboration

We support and collaborate with leading organizations that advocate for diversity-owned businesses. These organizations include:

- National Minority Supplier Development Council
- Women's Business Enterprise National Council
- U.S. Pan Asian American Chamber of Commerce
- USBLN Disability Supplier Diversity Program
- WEConnect International
- Department of Veterans Affairs Center for Veterans Enterprise

Increasing our supplier diversity – spending with diverse-owned businesses

Spend results (in Millions)	FY2013	FY2014	FY2015	FY2016
Merchandising	$8,096.8	$8,362.1	$8,128.6	$8,629.5
Services	$1,039.1	$1,379.6	$1,444.8	$1,954.1
Direct import	$963.8	$1,242.3	$1,415.4	$1,547.4
Tier 2 indirect spend	$2,626.8	$2,572.4	$3,156.5	$2,592.9
Total direct spend	**$10,099.8**	**$10,984.1**	**$10,988.8**	**$12,131.1**
Direct & indirect spend	**$12,726.6**	**$13,556.5**	**$14,145.3**	**$14,724.0**

Since the launch of the Women's Sourcing Goal, we have sourced an additional $10.9 billion in tier 2 indirect spend with diverse suppliers from FY13 through FY16.

Meet our suppliers

Walmart's Supplier Diversity Program includes a significant number of small, family-owned businesses, often staffed and managed by diverse owners who employ from their communities. These suppliers support their own local communities, often through donations, sustainability initiatives and volunteer events.







Chef Jenn

Jennifer McCullough launched Chef Jenn in 2013. She began by selling dips and seafood cakes at small stores in her hometown of Memphis, Tenn. The next year, she attended Walmart's "Open Call" event as a supplier of products made in America, and she soon after began selling her products in 800 Walmart stores. Seafood used in her products is sourced using sustainable practices, and she has added shelf-stable products to her line.

"I began selling soups and catering fresh prepared meals out of my home. … I never dreamed that I could do business with Walmart," McCullough said. Today, the Chef Jenn grocery line includes dips, seafood cakes, sauces and breading. McCullough plans to add frozen meals to the line soon.

Trio Trucking

Carvel Simmons, who hails from Frankfort, Ohio, founded Trio Trucking Inc. in 1982. He responded to an opportunity issued by a Fortune 500 company seeking a trucking supplier for pending transportation projects that met diversity, quality and capacity requirements. The company has been expanding since that time through contracts with companies like Walmart.

Trio Trucking and Walmart have enjoyed a decade-long relationship, and Simmons has been honored as a Walmart Diverse Carrier of the Year on two occasions. Simmons has worked with Walmart to expand his trucking and rail service offerings. These types of arrangements are mutually beneficial, with Walmart receiving transportation cost savings.

Olé Mexican Foods

Veronica Moreno founded Olé Mexican Foods with a mission: to bring authentic tortillas to the United States. She believed that the tortillas sold in U.S. stores did not taste as good as those she made in her home. In 1988, she started the company with a small factory in Atlanta and today has expanded the Olé Mexican Foods brand into Walmart stores across the country.

"I started in 1988 with one machine, and I wanted to prove something to myself as a woman. Walmart is very important to us. It has helped us grow a lot. It helped us get to so many places," Moreno said.



Diversity on supplier account teams

With research showing the benefits to creativity and productivity that diversity brings to team environments, Walmart actively encourages its major suppliers to include women and minorities on their teams that service Walmart and Sam's Club accounts. In 2015, we created a new website where suppliers can submit their team diversity information and access reference resources. The site also provides information on Walmart's work concerning diversity through the Women's Economic Empowerment initiative and our internal Diversity and Inclusion team.

With the participation of nearly 50 top Professional Service suppliers this year, we noted trends toward a more diverse representation on supplier teams. From suppliers represented, 40 percent of their employees counted as diversity representatives, up from 36 percent in our first survey in 2014. As the level of responsibility increased, so did gender, with 54 percent of reporting suppliers' executives being female.

Procter & Gamble volunteered to be the first merchandising supplier to report the diversity and gender of their team supporting the Walmart and Sam's Club account. We plan to expand the survey to merchandising suppliers who do more than $1 billion in sales with Walmart U.S. and Sam's Club U.S. in 2016.

A coalition for veteran-owned small businesses

In continuing support of our commitments to small businesses and to U.S. veterans, in 2015 Walmart and Sam's Club collaborated with other leading companies, government agencies and nonprofit organizations to launch the Coalition for Veteran Owned Business. Led by First Data Corporation and the Institute for Veterans and Military Families at Syracuse University (IVMF), this unique national initiative supports the success of veteran-, service member-and military family-owned businesses. It connects these businesses with entrepreneurial education and training, small business resources and solutions, and commerce and supplier opportunities.

The coalition is pledging to advocate for and support businesses operated by the greater military and veteran community, including both business-to-business and business-to-consumer models. It will also focus on creating new opportunities to bolster the contributions of these businesses, to enhance local and regional manufacturing of goods, and to help them deliver high-quality services. There are currently more than 2.5 million veteran-owned small businesses in the U.S., which generate $1.2 trillion in annual sales and employ more than 5.8 million Americans.

Promoting local jobs

More than two-thirds of Walmart's sales in countries such as the U.S., Mexico and India come from products sourced locally in those markets. With billions in purchase orders worldwide, Walmart can make a significant contribution to the growth of local manufacturing in sectors ranging from food processing to textiles and beyond.

Walmart aims to use our purchase orders, supplier relationships and philanthropy to promote local manufacturing innovation and growth. In the U.S., we have committed to source an incremental $250 billion in products supporting U.S. jobs by 2023. In 2014 Walmart and the Walmart Foundation committed to invest $10 million to fund breakthroughs in manufacturing technology.

Investing in local manufacturing offers a number of benefits. Many of our customers tell us they prefer to buy locally, a factor second only to price when they make purchasing decisions. Sourcing locally allows Walmart to respond to the customer faster, respond to seasonal demands and mitigates risks such as currency and volatility in port delays, which drives out-of-stocks. Locally sourced products also save on transportation costs, which not only contributes to lower prices, but also reduces greenhouse gas emissions by getting containers "off the water." When we reach our 2023 goal, we will have removed an estimated 2.5 million containers from the shipping supply. And, ultimately, investing in local manufacturing capacity around the world means local customer spending creates more jobs in local communities.

Funding innovative manufacturing

With support from Walmart and the Walmart Foundation, a $10 million U.S. Manufacturing Innovation Fund was created in 2014 to support innovative research into manufacturing processes and outcomes over five years. The fund supports applied research projects that advance cost-cutting solutions to current manufacturing challenges, such as reducing waste in production and limiting shipping distances. This year's grant projects, which focus on textile innovations and sustainable manufacturing processes, totaled $2.84 million in funding and include:

- *Clemson University:* Energy and Effluent Reduction Through Innovative Dyeing of Polyester Fabrics
- *Cornell University:* Post-Consumer Textile Waste As A Raw Material Substitute For New Textiles
- *North Carolina State University:* Non-Stop Tying-In Process – An Approach to Improving Weaving Efficiency
- *Oregon State University:* Environmentally Conscious Dyeing Of Fabrics Using Continuous Digital Printing And Drying Of Biopigment Inks
- *University of Texas – Austin:* On-Loom Fabric Defect Inspection Using Contact Image Sensors

Promoting "Made in the USA"

Over July 7-8, 2015, we gathered more than 2,000 suppliers, state representatives, economic developers and trade organizations to Bentonville, Ark., for our U.S. Manufacturing Summit. The attendees came from 46 states, the District of Columbia and Puerto Rico to meet with Walmart executives and merchants. The summit featured an "Open Call" segment where registrants delivered business pitches and new business relationships were established. The Supplier Academy sessions, which featured presentations on customer insights, manufacturing competitiveness and government relations, proved incredibly popular, and many people found significant value in meeting with their selected state representatives. In all, more than 500 product meetings were held over the two-day event.





The environmental impact of local sourcing

By not needing to transport products through traditional shipping channels, the environmental impact of Walmart's local manufacturing initiative is equivalent to:

			
~2,500,000	~115,000,000	~400,000 homes	~10 billion miles
containers off the water	tree seedling growth for 10 years	energy use for one year	driven per year by the average vehicle



"Our founder Sam Walton started Sam's Club to help small businesses get access to big business savings, save money and grow their businesses as a result. Through this philanthropic investment, our founder's legacy is carried forward by fortifying our communities' lending resources to increase access to capital and borrower education for small business owners. In collaboration with dedicated nonprofits, we are proud to open doors for small business and strengthen the backbone of the U.S. economy."

-Rosalind Brewer, president and CEO of Sam's Club

Supporting small business growth

Small businesses play a major role in global economic growth. They account for nearly half of the gross domestic product (GDP) in the U.S. They provide extensive economic opportunity as job creators. In the U.S., businesses provide 55 percent of all jobs and 66 percent of all net new jobs since the 1970s. Small businesses also provide Walmart with countless products, and they make up an important percentage of Sam's Club membership in the U.S.

Yet small businesses often face challenges securing the capital, tools and know-how necessary to scale their businesses. In the U.S. alone, more than 50 percent of all credit requests from small businesses were declined in 2014, according to the New York Federal Reserve Small Business Credit Survey.

To strengthen the small business sector in the U.S., Sam's Club and the Sam's Club Giving Program launched a "Small Business Economic Mobility Initiative" in 2015. We are committed to helping underserved, "Main Street" business borrowers gain better access to capital by investing in mission-driven lenders, such as Community Development Financial Institutions (CDFIs), to build their capacity and scale for lending. We're also supporting organizations that train small business borrowers on lending terms and finding affordable rates. The initiative launched in 2015 with the goals of:

- Enable 5,000 loans from CDFIs to underserved small businesses, particularly those owned by women, minorities and veterans and with fewer than 20 employees.
- Unlock $100 million in new capital from non-bank, community lending resources to distribute to low- and moderate-income small business owners through 2019.
- Support jobs by both helping existing business owners retain their role and helping them create jobs for others as they grow.
- Reach one million underserved small business owners with education on responsible lending and better borrower practices.

Sustainability training in Chile

Walmart Chile and Corfo (the Chilean Entrepreneurship Office) have jointly financed a program promoting the growth of small and medium suppliers of private brands through the introduction of sustainable practices. During 2015, 12 of these suppliers finished a three-year training program, where they learned to apply a life-cycle assessment to their production processes, improve their productivity, enhance their sustainability and reduce costs.

Working to scale and educate: Accion U.S. Network

The Accion U.S. Network serves small business owners across the country, connecting them with accessible financing, advice and support to help their businesses grow. As a microfinance leader and part of a global organization, Accion works toward a financially inclusive world where all businesses can access the resources and tools they need to achieve higher success.

Accion U.S. unites four independent CDFIs across the U.S. into the largest nonprofit microfinance network in the country. Through programming and partnerships, Accion U.S. serves to foster innovation, collaboration, learning and capacity development within the U.S. microfinance industry.

According to Gina Harman, CEO of Accion U.S., "Sam's Club has a history of continued focus on serving small business as members and providing opportunity to suppliers of varied sizes. They understand firsthand how critical inclusive access to capital and business development resources is, particularly among those who are not served by traditional financial institutions. The Sam's Club Giving Program has consistently supported some of our most impactful initiatives, including the WE Lend Initiative to expand access to affordable loans and training for women-owned small businesses, and the Driving Small Business Success Campaign to enhance and scale access to loans and business resources among U.S. small business owners nationwide."

With continued support from Sam's Club, Accion's Driving Small Business Success Campaign has been able to streamline and scale its online loan application process, as well as launch new technologies and loan products. Accion also maintains an online business resource library that attracts over 9,000 small business owners each month. Through this investment in the efficiency and scale of its operations, Accion U.S. aims to increase the number of small business owners it reaches through loans and business education fourfold by the year 2020.

"Using technology to make our core processes more efficient is the price of entry for generating significant social impact," said Harman. "Right now we are having an individual impact across the U.S. Our goal through this effort is to scale that impact to generate transformational change at the community level. We thank the Sam's Club Giving Program for continuing to work with Accion as we pursue a common goal of greater financial inclusion among U.S. small business owners."

$28 million in grants


$

Since 2011 the Sam's Club Giving Program has provided $28 million in grants to nonprofit organizations working with local businesses. These organizations offer greater availability and variety of lending products that meet the needs of small businesses poised for growth.

The Supplier Alliance

Supplier Alliance is a voluntary program Walmart offers suppliers through our banking service providers. The program provides qualifying suppliers the opportunity to receive invoice payment earlier than negotiated Walmart payment terms. The program has been enthusiastically used by our suppliers, and has now been expanded to include all Walmart suppliers. There are currently more than 250 suppliers in the program, accounting for approximately $9.5 billion in purchase orders.



Southern Girl Desserts: Saving a business

"Economic projections indicate that in the future a growing number of Americans will be working for themselves. The for-profit and nonprofits that can provide capital and resources for this segment seek to leverage technology to lower their costs and embrace new partnerships in order to compete and to better serve this growing market. The Sam's Club Giving Program is a welcome new funder and contributor to the national conversation about how to advance this diverse entrepreneurial community and to meet their needs for capital and knowledge to build their businesses."

-Joyce Klein, Director of the Aspen Institute Microenterprise Fund for Innovation and Effectiveness, Learning and Dissemination (FIELD)



Catarah Coleman, co-owner of Southern Girl Desserts in Los Angeles, has fond childhood memories of baking. "Desserts are special to my family. I can remember growing up and it wasn't the turkey or the ham on the table that was the star of the dinner, it was the desserts. I was raised in Florida, and in the South we are known for our hospitality and the love and the joy that goes into baking. Everyone in my family cooks, and time in the kitchen is family time."

Coleman and her business partner Shoneji Robinson started Southern Girl Desserts in 2007 to do what they loved, and they shared similar entrepreneurial interests. Both Coleman and Robinson had too much pride to ask their families for money to start their business, so they launched using personal savings. Eventually their families helped out, as Southern Girl Desserts was growing and doing well. The growing company had an opportunity to develop a location in a high-traffic mall, but the move would require building out the space and hiring new employees. While Southern Girl Desserts and its owners had banking relationships, banks would not loan them the working capital needed. "We found a broker who would loan us money, offering $45,000, and we had the money within a week. For a while everything flowed, but when business slowed due to seasonal changes, and we realized the interest rate was exorbitant, we could not keep up loan payments and payroll. The feeling of knowing that you are stuck financially while everyone else sees this beautiful place is heartbreaking," recalls Coleman.

"It was crazy because despite our issues making payments, we were being offered more loans and accepted them. One letter looked different from the others and that's when we called Opportunity Fund." As a California-based CDFI and a Sam's Club Giving Program grantee, Opportunity Fund offers reasonable interest rates and works with businesses to match the right loan product to the business need.

"Opportunity Fund helped us refinance the bad debt. We have our cash flow again and we are better managing our business overall. We are so grateful – they helped save our business," says Coleman.



Notes from the field: Challenges to developing small and local businesses in a global economy

Local sourcing

Sometimes startup or other incremental costs offset transportation savings, making it cost-prohibitive to source products locally. Our teams work with potential suppliers and other stakeholders to drive the innovation necessary to support local sourcing.

Women-owned and diverse sourcing programs

Sometimes the suppliers with the most exciting, customer-relevant product ideas are small. Supplying larger retailers like Walmart can be challenging for them, because the retailers usually have supplier standards, such as order minimums or necessary certifications, which may require the supplier to make enhancements in technology, infrastructure or capacity. In some of our markets, especially India, Japan and Mexico, it can be difficult to identify growth-oriented WOBs, particularly with the capacity, quality, and innovation to sell to Walmart, even though the WOB segment is one of the fastest-growing segments of new enterprises. Additionally, once WOBs and small suppliers onboard, they face the challenge of Walmart systems and processes. While we try to solve some of this through our training classes, WOBs can be at a disadvantage to the suppliers who have been replenishing and moving product through Walmart stores for decades.

Small Business

While the demand for loans below $250,000 is high, Community Development Financial Initiatives (CDFI) are currently unable to meet the full demand, and banks tend not to lend at this level. Private investment has ignited innovation in financial services, resulting in the creation of alternative online lenders to fill the gap. These lenders represented nearly $10 billion in outstanding loan capital in 2014, according to the State of Small Business Lending from Harvard Business School. There is growing concern that some of these loan products are ill-matched to meet the needs of small business owners, despite their appeal of fast, easy approval and swift loan disbursement. CDFIs are exploring cross-sector collaborations with some online lenders willing to share their technology platforms. While this promises to reduce costs of acquisition and help scale mission-driven lending, the impact of these collaborations has yet to be evaluated.



Enhancing sustainability

As the world's population continues to grow, we face the collective challenge of meeting people's everyday needs in a way that our planet can sustain. Ten years ago Walmart set out in earnest to find a more sustainable approach to our retail business. We set long-term goals to operate with 100 percent renewable energy, to create zero waste in our own operations and to sell products that sustain people and the environment.

Along the way, we have deepened and broadened our aspirations for sustainability. What began as a focus on sustainable operations and products has now evolved into an effort to help rewire whole supply chain systems. Our focus on renewable energy has broadened into an effort to combat climate change across supply chains. Our focus on reducing our own operational waste has broadened into helping foster a circular economy, in which materials can be repurposed and continually recycled. And our focus on selling sustainable products has broadened into an attempt to address social and environmental hot-spots along product supply chains: not only reducing emissions and waste, but also preserving natural capital, enhancing food security, promoting transparency and quality of products and supporting the safety and dignity of workers in supply chains.

While we have made progress, much more needs to be done. The scope of change we are undertaking requires collective action, and we have been collaborating with customers, suppliers, other retailers, nonprofit organizations and governments to accelerate and increase impact. For our part, we are bringing our relevant strengths to bear, including customer and supplier relationships, purchase orders, philanthropy, voice, physical assets, and capabilities in sourcing, logistics, technology, operations and marketing, to name a few. This is a whole-company undertaking – from merchants to marketers, engineers to truck drivers, store associates to agronomists – we're all involved in some way to further our sustainability efforts.

While essential for society, enhancing sustainability also makes good business sense. It strengthens our customer relationships, whereas we advocate not only for low cost but for low true cost in supply chains. It enhances efficiency by reducing inputs and waste,


Recycle
CO_2
Climate
change
Energy
saving





and it increases the long-term viability of our product supply. Our stakeholders want to know that the world's largest company is doing its part as we all strive for a more sustainable future.

The following section describes our recent efforts and progress in six priority programs:

- Reducing energy intensity and emissions, by
  - *Reducing energy intensity and emissions in our own operations*
  - *Supporting the reduction of emissions in product supply chains*
- Moving to a zero waste future, by
  - *Eliminating waste in our own operations*
  - *Improving packaging and product design*
  - *Expanding recycling through education and improved infrastructure*
- Preserving natural resources, especially forests and water, by
  - *Getting to zero net deforestation*
  - *Promoting a quality water supply*
  - *Conserving land*
- Providing access to affordable, sustainable and healthier food, by
  - *Increasing access to affordable food*
  - *Supporting hunger relief and education*
  - *Enhancing nutrition*
  - *Increasing the food supply through food waste reduction*
  - *Improving sustainable food production*
- Supporting transparency and quality in the products we sell, by
  - *Promoting food and general merchandise product safety*
  - *Promoting reduction in use of chemicals of concern*
  - *Promoting animal welfare and responsible antibiotic use*
- Supporting the safety and dignity of workers everywhere, by
  - *Promoting responsible sourcing practices in the global supply chain*
  - *Focusing on safety, health and environmental compliance in our operations*









Spotlight on

The Sustainability Index

The Sustainability Index

How big data leads to more sustainable products





The Sustainability Consortium identifies approximately 15 of the most important product questions to ask suppliers about the biggest sustainability challenges in their value chains


THE SUSTAINABILITY CONSORTIUM™

Value chain

Raw materials

Distribution

Food & beverages
Home & personal care
Toys
Apparel & textiles
Electronics
General merchandise

Manufacturing

Distribution

Retail

Consumer use

Climate
Waste
Deforestation and water
Product safety and chemistry
Animal welfare
Worker health & safety

Product afterlife

$135 billion
worth of goods sold evaluated for sustainability performance

260 buyers
informed about their suppliers' sustainability performance



2

Walmart uses SAP's Product Stewardship Network to collect suppliers' responses to approximately 15 product-specific questions and processes their input into 'big sustainability data' reports



3

Walmart analyzes the reports to help engage suppliers in continuous improvement, targeted sustainability projects and helping drive a more sustainable product portfolio



Sample reports include:

Product evaluation: heat maps



Supplier evaluation: scorecards



Monitor impact areas: dashboards





Reducing energy intensity and emissions

Despite significant efforts from companies, governments, nonprofits and individuals around the world, our planet's temperature continues to rise, with increased greenhouse gas emissions (GHGs) as a leading contributor. This year, the world reached an important consensus at the United Nations Climate Conference in Paris: that we all must do our part to limit the increase in global temperature to no more than 1.5 degrees Celsius.

At Walmart, we are working hard to be part of the solution and aggressively pursuing our energy and emissions reduction goals. With 153 other companies, we have signed the White House's American Business Act on Climate pledge. As part of this initiative, each company expressed support for a strong outcome in Paris at the U.N. Climate Change Conference, and many announced or reiterated pledges to reduce emissions, increase low-carbon investments, and deploy more clean energy projects. These companies also pledged to pursue further actions to build more sustainable businesses and tackle climate change. As part of this commitment, Walmart is continuing our quest to be powered by 100 percent renewable energy. We're committed to ongoing improvements in the energy efficiency of our operations. With the reported achievement of a 20 million metric ton GHG supply chain reduction commitment, we're also exploring ways we might further engage our suppliers to set and meet their own goals and join us in reducing our collective footprint.

As we pursue these goals, their value to both our business and to society is clear. Finding more renewable and low-carbon energy alternatives and reducing energy intensity lowers operating costs and can enhance operational flexibility. Many of our initiatives to reduce emissions in supply chains, such as optimizing fertilizer inputs and developing energy-efficient consumer products, help to lower production costs and drive sales. And importantly, our customers and other stakeholders appreciate our efforts to reduce emissions.

Walmart focuses on two strategies for reducing our energy intensity and emissions:

- Reducing energy intensity and emissions in our own operations
- Supporting the reduction of emissions in product supply chains


Walmart

Operations



Supply chain

Reducing energy intensity and emissions: Progress against commitments

As of Fiscal Year End 2016

Initiative	Commitment	Progress
Reducing energy intensity and emissions in our own operations	To be supplied by 100 percent renewable energy.	Supplied by 25 percent.
	Drive the production or procurement of 7 billion kilowatt hours (kWh) of renewable energy globally by the end of 2020.	Installed or contracted for more than 2 billion kWh from more than 470 projects worldwide.
	By end of 2020, reduce kWh-per-square-foot energy intensity of Walmart facilities by 20 percent versus 2010 baseline.	Reduced kWh-per-square-foot energy intensity by 10 percent, which represents a 1 percent absolute reduction since the end of 2014.
	Begin phasing out HFC refrigerants as of 2015 in favor of non-HFC where these are legally allowed and available for new purchases of point of-sale units and large refrigeration installations.	Continued incorporating refrigeration and store designs that enable the transition to less HFC-reliant systems, while also testing HFC-free systems in several markets.
	Double U.S. fleet efficiency by the end of 2015.	Achieved in October 2015, saving nearly $1 billion in FY16 and avoiding CO_2 emissions of nearly 650,000 metric tons of CO_2.
Supporting emissions reductions in supply chains	Engage 70 percent of our China-sourced business in a factory energy efficiency program by 2017.	Trained more than 500 factories in China on RedE tool.
	Eliminate 20 million metric tons (MMT) of GHG emissions from Walmart's global supply chain by the end of 2015.	Surpassed; reported reduction of 35.6 million metric tons.
	Increase transparency into our supplier ability to track and report Climate Smart Agriculture impacts through the Sustainability Index.	Received Index responses covering 77 percent of Walmart food business, with suppliers reporting GHG emissions for 46 percent of their supply.



Reducing energy intensity and emissions in our own operations

The burning of fossil fuels – mainly coal, petroleum and natural gas – accounts for more than 80 percent of the world's energy use and ranks as the primary source of carbon dioxide emitted into the atmosphere. Renewable energy sources – hydropower, wind, solar, geothermal and biomass – offer cleaner, more sustainable alternatives, but often at higher prices and with varying availability.

Fossil fuel-based energy continues to be a significant driver of GHG emissions in Walmart's operations. We are committed to changing this trend through our aspiration to be supplied by 100 percent renewable energy. To reduce our emissions, we're focused on:

- Investing in scalable, renewable energy sources
- Reducing our energy demand through energy efficiency
- Improving refrigeration systems in our stores
- Maximizing the efficiency of our fleet

Renewable energy

Walmart is committed to expanding the development of on-site and off-site solar power, wind power, fuel cells and other technologies to meet our goal of producing or procuring 7 billion kilowatt hours (kWh) of renewable energy by the end of 2020. At the end of 2015, we had more than 470 on-site and off-site projects in operation or under development in seven international countries and 17 U.S. states. Together with renewable electricity from the grid, 25 percent of our electricity needs globally are supplied by renewable sources.

As of the end of 2015, we had over 2 billion kWh of renewable energy contracted on an annualized basis. While this is more than double our total in 2012, it is less than what we reported last year. The reasons for the decline are tied to changes in policy and certification of sources, particularly in the U.K., timing of projects coming online and varying production from a few large wind projects. In the U.S., we discontinued a renewable contract knowing we would be replacing it with a larger wind project, but this new contract didn't come online until late in 2015, resulting in a dip in the actual renewable energy we acquired this year. Additionally, a few wind farms in Mexico produced less than we expected and contracted, due in part to maintenance outages and variations in wind profiles.

We will continue to focus on accelerating our renewable energy program and that of the industry in a number of ways. This year we completed over 80 new on-site solar and fuel cell renewable energy projects at our facilities in multiple countries and brought a large wind farm online in Texas (see sidebar). We are also working with developers and utilities on new project opportunities in regulated and deregulated markets, and we are engaging with trade and advocacy groups, such as the Corporate Renewable Energy Partnership and RE100. These groups are striving to remove barriers to renewable energy at the state, federal and international levels.

Over the period from 2005-2014, Walmart has limited our emissions growth to less than one third of our business growth rate during the same period.


Carbon Emissions (Scope 1 and 2) vs. Retail Area
Carbon emissions (million tonnes CO2e)
Retail area (million sq. ft.)
36
34
32
30
28
26
24
22
20
18
1,200
1,100
1,000
900
800
700
600
740
805
867
921
952
985
1,037
1,072
1,102
1,134
18.9
19.3
20.1
20.8
20.3
20.6
20.8
21.2
21.0
21.9
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

GHG Emission Contribution by Source



Purchased energy – 69%
Refrigerants – 18%
Transport fuel – 5.9%
Onsite fuel – 7%
Mobile refrigerants – 0.1%

Onsite Renewable Projects



New projects installed during fiscal year
Existing projects in operation
152
70
82
256
152
104
326
256
70
389
326
61
467
387
80
FY11
FY12
FY13
FY14
FY15

Total Renewable Energy*

(GWh)



Contracted**
Actual***
3,000
2,500
2,000
1,500
1,000
500
0
FY11
FY12
FY13
FY14
FY15

2015 Global renewable energy use



Walmart buildings
Electricity use
6%
19%
Energy use
5%
15%
Walmart-driven renewable energy projects
Renewable energy from grid
Nonrenewable energy

*Totals represent the renewable energy from all Walmart-driven projects (i.e. off-site and on-site) only. This does not include the renewable energy received from local utility grids.

**Contracted - This represents the annualized amount of renewable energy that was under contract as of the end of the calendar year. This is projected amount for a 12 month period and can vary from actual amount received.

***Actual – This represents that actual amount of renewable energy received during the calendar year indicated. The actual amount can be different than the contracted/projected amount for a number of reasons including; the timing of project start and end dates, production interruptions due to maintenance, and variability in production due to meteorological phenomenon (e.g. wind speeds, solar intensity). Actuals are used to estimate the percentage of our electricity supplied by renewable sources and Scope 2 greenhouse gas emissions.



Measuring and managing emissions: Walmart's CDP climate disclosure

Walmart tracks our Scope 1 (direct), Scope 2 (indirect) and some Scope 3 (other indirect) GHG emissions according to the World Resource Institute's GHG Protocol. Since 2006, we've publicly reported this information annually to CDP, formerly known as the Carbon Disclosure Project.

In 2015, Walmart received a Disclosure Score of 96 and Performance Band "B." The Disclosure Score ranges from 0-100 and measures the level of transparency a company has shared through its response. The Performance Band issues letter grades from A to E (A being the best) and measures how effectively a company is addressing climate risk.

According to FirstCarbon Solutions, an independent analyst, Walmart ranked well above our industry group's average, and well above the CDP program average on all aspects of Disclosure and even more so on Performance. Our latest response, along with all previous responses to the Climate Investor Questionnaire, can be found at the CDP website: **https://www.cdp.net/en-US/Pages/HomePage.aspx**

The road through Paris: Walmart and climate change

In 2005, Walmart's then-CEO Lee Scott said: "Every company has a responsibility to reduce greenhouse gas emissions as quickly as possible." Since then, Walmart has set aggressive targets related to renewable energy and energy efficiency within our operations as well as GHG targets within our supply chain. We have also joined the We Mean Business coalition and – along with 115 other companies – have committed to set science-based emissions reduction targets for Scope 1, 2 and 3 emissions.

In December 2015, Walmart representatives, including board member Rob Walton, traveled to Paris for COP21, the United Nations Climate Change Conference.

The conference helped affirm the opportunities for businesses in addressing the challenge of climate change:

- By taking action now to reduce GHG emissions, companies can see a positive impact to their bottom lines, while mitigating risks
- Businesses must leverage their considerable assets in conjunction with key stakeholders
- Companies must also drive for technological innovation, improved processes and scientific advances that produce faster results as we move closer to GHG emissions levels that may cause irreversible change
- Retailers specifically have a significant opportunity to use their broad reach to affect change across our supply chain and to educate customers

Walmart regards the coming together of world leaders to take action combating climate change as a positive development that we support. While the Paris Agreement largely speaks to the actions of nations, the sections relating to non-state actors affirm what we have already been doing, and will continue to do.

And we do believe that an international agreement has the potential to provide businesses with greater certainty when it comes to this issue. Given the risk that climate change poses in general, a unified international response gives businesses more confidence in making plans, and it gives financial institutions greater confidence to make loans.

Walmart is striving to lead by example on this issue and send the right signals to all our stakeholders. In many cases, leading through intentional action is a powerful proof of concept for the business community.



Doubling on-site solar
In 2015, Walmart ranked as the leading commercial solar energy user and the largest on-site renewable energy user in the U.S., with more than 340 solar installations throughout the country. In support of a 2014 initiative by the White House to increase the country's generation of clean energy, we've committed to doubling the number of on-site solar energy projects at our U.S. stores, Sam's Clubs and distribution centers by 2020 compared with our 2013 baseline. When completed, we will have more than 480 solar installations across the U.S. Walmart's investment in solar energy has led to an estimated 9,000 construction jobs, as well as 5,000 permanent jobs, for American solar companies since 2010. The commitment of Walmart and other companies to source energy from solar projects creates more certainty in the marketplace and encourages others to invest, helping to lower the cost for everyone.

Scaling renewables globally
Wal-Mart de México is more than halfway to their goal of being powered by 100 percent renewable energy. With nearly 51 percent of their electricity needs supplied by more than 1,100 million kWh from five renewable projects, they're powering more than 1,100 stores with cleaner energy. When combined with the renewable energy they receive from the national grid, Wal-Mart de México is meeting 60 percent of their electricity needs today through renewable energy sources. Wal-Mart de México's goal is to procure 3,000 million kilowatt-hours by 2020.

Scaling renewable energy also requires innovation, so we frequently pilot new technologies to test their performance and suitability for adoption. For example, this year in South Africa, we fulfilled a 2013 commitment we made to identify and pilot a commercially viable renewable energy project at one of our stand-alone stores. We successfully identified two potential solar photovoltaic (PV) pilot opportunities. These include a 150 kilo volt amp (kva) PV plant that will be installed in our most efficient Builders Warehouse store, and three 700kva plants earmarked for our Makro Woodmead and Carnival Mall stores. We expect these projects to come online in the second quarter of 2016 fulfilling a commitment we set in 2013.

Efficiency improvements in South Africa and Argentina

In our South African business, we are continuing to prioritize efforts to make our operations more energy efficient. Throughout our stores, we've been introducing a range of energy efficient technologies, such as LED lights, building management systems and high performance refrigeration plants.

In a similar effort to improve energy efficiency, Walmart Argentina's Home Office conducted a study in 2015 to determine the extent to which associates in Supercenters were using energy-saving strategies in daily operations. The results of the study have formed the basis for an energy-efficiency initiative launching in 2016 that will seek to understand each associate's energy-use habits and to reduce total kWh used throughout the stores.



Farm-grown renewable energy



In 2015, Walmart contracted with a wind farm that will offer a clean source of power to more than 380 Walmart stores, Sam's Clubs and distribution centers in Texas. Through a 10-year purchase agreement, Walmart will gain 58 percent of our expected energy from Logan's Gap, an 87-turbine wind farm in Comanche County, Texas. Our facilities in central Texas will receive more than 25 percent of their energy needs from this renewable alternative. The power from Logan's Gap represents nearly 18 percent of the U.S. portion of our goal to produce or procure 7 billion kWh of renewable energy by 2020.





Imagining a more efficient business

Walmart and GE are teaming up to advance our shared goals of promoting renewable energy sources and enhancing resource productivity across the commercial sector. In our Ecomagination 2020 collaboration, GE and Walmart are working together to innovate novel energy and water solutions to enhance business performance and environmental outcomes. The collaboration will begin by testing new solutions within our own operations and then scale promising solutions across our networks in order to magnify the impact.

Energy efficiency and demand

Walmart owns or leases more than 12,000 buildings around the world. As of year-end 2015, we were well on our way toward reducing the energy intensity of our global facilities by 20 percent compared with our 2010 baseline. Thus far, we are operating with 10 percent less energy per square foot, which represents a 1 percent improvement since the end of 2014.

Walmart continues to leverage our global size and scale to invest in and implement technologies that reduce energy consumption and transform the retail industry. We accelerate our efficiency worldwide by:

- *Scaling technologies:* Continuing to scale market-ready efficiency technologies, leveraging our global demand to provide scale and certainty to our suppliers.
- *Transferring technologies globally:* Piloting proven technologies in new geographies, store formats and customer demographics.
- *Accelerating tomorrow's technologies*: Maintaining our focus on testing and experimenting with next-generation technologies to accelerate the future of energy efficiency.

Taking efficiency through the roof

In 2015, Walmart received an award for installing the highest number of high-efficiency rooftop heating and cooling units (RTUs) in the previous year. Walmart had replaced more than 10,000 RTUs in 2014, with an estimated energy savings of 89 million kWh/year, which led to an estimated $8.9 million in cost savings and 135.4 million pounds of CO2e of emissions avoided annually. The award was given by the Advanced RTU Campaign, a collaboration between industry groups and the U.S. Department of Energy.

Improving refrigeration systems in our operations

The refrigeration systems that store the food we sell account for as much as 30 to 50 percent of the energy consumption of our buildings. As our business grows globally, especially with our expansions in fresh and frozen food, our need for efficient refrigeration equipment is growing as well. We look at refrigeration through a holistic lens and make decisions based on both the total cost of ownership and total energy savings throughout the life of the equipment. In addition to striving to reduce our energy use and prevent energy from being wasted, we're transitioning away from high Global Warming Potential refrigerants (GWP) to using new refrigerant gases with lower overall environmental impacts.

Transitioning away from HFCs

In 2010, the Consumer Goods Forum (CGF) made a commitment to tackle the growing climate impact of the refrigeration systems used by its members. The refrigerant gases used in the majority of systems – known as hydrofluorocarbons (HFCs) – are powerful greenhouse gases. Since 2011, Walmart, along with our CGF peers, has been incorporating refrigeration needs into store designs that will facilitate the transition to less HFC-reliant systems. Through 2014, we had completed over 200 stores that implemented these technologies.

This work has taught the industry valuable lessons about the equipment options, costs, energy demands, performance capabilities and maintenance needs of these new low-carbon technologies. These learnings have been captured in the all-new Refrigeration Booklet, which highlights over a dozen real-life examples from the CGF's retailer and manufacturer members, who, like Walmart, are phasing out HFCs and successfully piloting and implementing natural refrigeration alternatives.

Efficiency in our U.S. fleet

In 2005, Walmart committed to a momentous goal: doubling the efficiency of our fleet by the end of 2015. By working with our associates to establish more efficient techniques for loading, routing and driving, as well as through collaboration with tractor trailer manufacturers on new technologies, we have achieved this goal on schedule. With these new efficiencies, our year-end results were a 102.2 percent improvement over our 2005 baseline, with associated savings of nearly $1 billion annually, and avoided emissions of almost 650,000 metric tons of CO_2. Moving ahead, we are folding our fleet goals into our broader goal of using 100 percent renewable energy, and we will continue to look for innovative ways to improve our fleet efficiency.


Walmart
Walmart

Improving our fleet's efficiency

Over the past 10 years, we have tracked our U.S. efficiency based on the number of cases of products shipped per gallon of fuel burned, and we've employed a number of complementary strategies to improve our fleet's performance. These have included increasing our trailer fills, decreasing the number of miles per route and investing in more efficient equipment.

Several factors account for a truck's fuel efficiency. While changing terrain and weather can play a role, there is no greater controllable impact on a truck's efficiency performance than the driver of that truck. Through weekly reporting, we are able to monitor a driver's performance in a variety of driving categories. Their techniques – from how they idle, to how they accelerate – have a direct impact on the performance of the truck. Tracking them allows us to have well-informed conversations with our drivers to better manage the things they can control while delivering a load of freight.

Fleet efficiency contributors


MPG
22.1%
Routing
39.2%
Loading
38.7%



Supporting the reduction of emissions in product supply chains

Walmart recognizes that addressing emissions across the global supply chain is as significant an issue as addressing them in our own operations. In fact, 90 percent of our environmental impact exists beyond the footprint of our stores and facilities. That's why we're engaging directly with suppliers and investing in efficiency worldwide to create more impact than would be possible on our own. Through our work with Environmental Defense Fund (EDF), we've successfully met our goal of eliminating 20 million metric tons (MMT) of GHG emissions from our supply chain. In fact, we far exceeded the goal – eliminating a reported 35.6 MMT since we began the initiative. Together with our suppliers and stakeholders, we're helping to enhance efficiency both upstream and downstream by:

- Promoting reduced emissions in agriculture
- Promoting reduced emissions in manufacturing
- Supporting design of smart, efficient home products

Reducing emissions in agriculture

As part of our 20 MMT emissions reduction goal, we are pursuing projects within our agricultural supply chain that improve efficiency and productivity. Through our Climate Smart Agriculture Platform (CSA), we've asked the suppliers and growers in our food business to measure and report farm impact through our Sustainability Index. With the participation of suppliers who provide 70 percent of our food sales volume, we've now established baseline measures of GHG emissions, water use and farm yields. By encouraging measurement, disseminating best practices and reporting aggregate progress through CSA, Walmart hopes to accelerate the adoption of better practices in our food supply chain and the broader food system. We believe this effort will improve environmental outcomes as well as the well-being of farmers and consumers. (For more on reducing emissions in agriculture, see pg. 98 for our efforts in improving agricultural productivity.)

Optimizing row crop production

Through joint support with our suppliers, we expect by 2020 to see the elimination of an estimated 9 MMT of GHG emissions in our agriculture supply chain through efficiency improvements on 23 million acres of land that use row crops. We're working with Field to Market: The Alliance



for Sustainable Agriculture to support efforts to encourage adoption of best practices by farmers and track and measure continuous improvement in environmental outcomes. Our goal is to continue to support farmers and their communities improving productivity and farmer livelihoods.

Optimizing fertilizer use
In response to Walmart's focus on promoting fertilizer optimization in its supply chain, Smithfield Foods, a major U.S. supplier of pork, set an ambitious goal to engage 75 percent of their grain sourcing acres – half a million acres – by 2018. Smithfield collaborated with EDF to build a new program, MB Grain Agronomics (MBGro), which provides free agronomic advice to grain growers in Smithfield's grain-sourcing regions. The program also connects growers with technology trials at a reduced price and assists them in purchasing cover crop seed at wholesale prices. In 2015, the first full year of MBGro implementation, more than 200 farmers, who farm more than 90,000 acres, improved their fertilizer application practices.

Reducing emissions in manufacturing

In addition to pursuing emissions reductions in agriculture, we've made significant progress with our manufacturing suppliers, especially through our supply chain work with CDP (formerly the Carbon Disclosure Project). The CDP Supply Chain program enables companies to engage with suppliers to understand climate change risks and formulate strategies to reduce emissions within their supply chain. Walmart has worked with CDP to encourage our network of suppliers to take the first step toward improvement and begin measuring their greenhouse gas impact. Through measurement and disclosure, suppliers can understand their own emissions profile, identify areas of high emissions within their operations and create strategies to reduce those emissions. In this effort, we've been successful in spurring a culture of sustainability and climate change awareness among our suppliers through their own CDP reports. Through this program more than 700 of our suppliers have reported. Many suppliers have reported reductions, collectively driving the elimination of 125 million tons of CO_2 emissions in 2015. (For Walmart's own CDP disclosure, see pg. 62.

Collaboration with EDF

Walmart's association with EDF began 10 years ago with three sustainability goals: to be supplied by 100 percent renewable energy, create zero waste and sell products that sustain the world's resources and environment. At that time, EDF challenged Walmart to create more specific and measurable goals addressing the central issue of climate change, and in 2010 the Walmart team announced a goal to reduce global GHG emissions by 20 MMT by the end of 2015. Working with EDF experts to identify key project areas and implement science-based solutions, Walmart was able to meet and exceed this goal with a 35.6 MMT reduction in GHG emissions along the supply chain. EDF continues to work with Walmart to supply strategic advice and science to help Walmart set and reach sustainability goals.

Reduction in carbon emissions
in metric tons

Category	2010-2015 MMT (million metric tons)	2016-2020* MMT (million metric tons)
Palm oil & Brazil beef	2.4	8.5
Fertilizer	.5	8.2
Food waste & date labeling	7.0	10.7
Other	1.0	.9
Packaging & manufacturing	1.9	2.9
Smart & efficient home products**	22.8	68.4

*Represents cumulative effect of changes made to products between 2010 and 2015 and extrapolated to 2020; 2020 projections don't account for any future initiatives
**Includes items like refurbished electronics, LED Light Bulbs, coldwater wash detergent





Sustainable manufacturing in Dongguan

In China, local relationships are important in promoting sustainability efforts. Through collaboration with EDF, Walmart is supporting the efforts of the city council in Dongguan, a major manufacturing hub in the Guangdong province of southern China, to launch a "Green Supply Chain" program. The goal of the program is to promote sustainable manufacturing practices that reduce energy, conserve water and reduce pollution in China. To support this effort, Walmart will be connecting our suppliers' factories in Dongguan with technical training and insight from EDF's energy experts and other government officials to improve the efficiency of their facilities and lower their environmental footprint.

We've also focused on promoting efficiency within the factories in our supply chain, with a particular emphasis on those in China. Since we announced our Chinese supplier initiative in August 2014, Walmart has trained more than 500 factories to use the Resource Efficiency Deployment Engine (RedE), a Web-based tool that guides the identification of energy-efficiency improvement initiatives. From program launch through 2015, RedE has facilitated the completion of 118 individual factory efficiency projects, with reported factory cost savings of more than $2.8 million, energy savings of more than 45 million kWh and GHG emission reductions of more than 33 thousand metric tons. To further accelerate this work, we've worked with the energy experts from EDF to train suppliers on the latest energy efficiency and renewable technologies to transform the energy use in those factories. Given the focus on training to use the RedE tool since program launch, we don't have all factories actively using RedE, and the full value of this initiative is yet to be realized. If we're able to achieve consistent adoption by target factories we've trained, this would result in a GHG emissions reduction of nearly 1 million metric tons (MMT). As we look forward to 2016 and beyond, our focus will shift from training the factories on the RedE tool, to tracking and encouraging improvement in our most strategic factories across the business.

Supporting design of smart, efficient home products

The Smart & Efficient (S&E) Home Products project represents a major contributor to Walmart's goal of reducing 20 MMT of greenhouse gas (GHG) emissions within the supply chain. This project focuses on increasing sales through strategic marketing of products designed to reduce energy consumption at home for consumers when compared with similar products in the market. The products range from light bulbs to laundry detergent. In support of the project, we conducted in-store marketing of home energy-saving products, lowered product price points and also conducted online marketing through various communication channels. Since we launched the project in 2012, it has eliminated more than a reported 22 MMT solely for this S&E project – the equivalent of taking 4.8 million cars off the road.

Making the switch to LEDs



This year, Walmart announced we are transitioning the assortment of compact fluorescent light bulbs (CFLs) to light-emitting diode bulbs (LEDs). Not only have LED prices come down dramatically over the past five years to be comparable with CFL bulbs, but also, testing shows they outperform CFL bulbs in features such as instant brightness, light quality and the ability to dim. For our customers, this means more affordable, energy-efficient and longer-lasting bulbs.



Notes from the field: Challenges to reducing emissions in our operations and supply chain

Weather

Weather conditions often work against our efforts to reduce carbon emissions in our operations and supply chain. With air temperature and humidity correlating directly to energy demand, maintaining a pleasant indoor shopping or working experience in stores or in manufacturing facilities can be challenging. A severe or prolonged winter will inevitably lead to increased usage of natural gas and electricity to heat buildings, while heat waves can drive demand for electricity to power air conditioning and refrigerated equipment above normal levels. Weather can also impact our ability to generate electricity from renewable sources such as wind and solar. Renewable energy systems depend on natural flows, which can change throughout the year and over time, resulting in variable rates of energy production from wind turbines and rooftop solar arrays.

Policy

Walmart believes that businesses must have the regulatory freedom to directly source electricity from project developers or independent power producers. In some countries and many states within the U.S., our ability to scale renewable energy projects is diminished because we're not able to sign direct power purchase agreements (PPAs). We advocate for policies that allow market-based solutions like PPAs, which can lead to greater price certainty and cost savings. Renewable energy installations on roofs, parking lots or land also require significant time to manage permitting rules and regulatory relationships. In the supply chain, producers of commodities look for a policy environment that enables them to invest in technologies that reduce or convert farm emissions. Policy also varies widely by country, as emission reductions strategies in some places are viable without government incentives; in others, incentives like feed-in tariffs, subsidies and crop insurance help make the projects viable. Conversely, in some markets, local laws or import tariffs on renewable and efficient technologies can slow down project viability.

Economics

The current and projected long-term price of fossil fuels is an important financial consideration in reducing emissions. When the price of fossil fuels falls, investing in emission reductions in our own operations or in the supply chain may appear less financially viable in the short term. While some U.S. states and some countries have implemented carbon markets or tariff schemes, which put a value on carbon emissions and incentivize lowering emissions, prices are often volatile, vary widely by market and are at risk by changes in legislation.

Offsetting growth

Walmart continually looks to expand our retail offerings worldwide, both in stores and online. This means more stores, clubs, data centers, distribution centers, suppliers, products and trucks to move products are added each year. In addition to building new facilities, we also continue to expand grocery offerings in many existing stores around the world to meet the demand for fresh and affordable food and produce. These remodels and expansions require more energy and use equipment such as refrigerated cases and freezers. The combination of new facilities, new equipment in existing facilities and increasing sales volumes creates an uphill battle on reducing absolute carbon emissions.

Technological and behavioral change

Reducing emissions in our operations and supply chain requires continuous changes in technology and behavior. We cannot move toward a low-carbon economy by falling back on the ways that things have always been done. This is often a challenge as we introduce new equipment or processes that require training, education or simply doing things differently. This can apply to anything from advanced refrigeration equipment in our stores requiring new maintenance procedures, as it does deep in the supply chain in training multi-generational farmers on climate-smart agricultural practices. Furthermore, we need technological innovations in the places that matter most. Much of our impact occurs in agriculture – from methane and fertilizer-related emissions to deforested land conversion for food production. Technological innovation is needed at scale to minimize these emissions, to convert them to uses such as anaerobic digestion and to increase production yields on existing farm land to prevent further deforestation.



Toward a zero waste future

With the world's population expected to reach 9 billion people by 2050, the global waste problem is expected to grow as well, unless we change course. The World Bank estimated that the world produced 3.5 million tons of solid waste per day in 2010, and that amount is projected to double by 2025. That's not simply a lot of trash, it's a lot of lost value – as much as $2.6 trillion annually in raw materials and residual worth. Landfill waste is a double loss: wasted product, and wasted natural resources to produce the product in the first place. The world can't afford to use up water, forests, food, minerals, fossil fuels or any natural resource in this way.

At Walmart, we've been attempting to reduce waste in our operations because we hate waste of any kind. Waste increases costs for our customers, our business and for society. As millions of tons of food, other products and packaging flow through our facilities every year, we aim not to generate any waste in the process of getting things to customers. And if we can't sell a product, we don't want it to wind up in a waste stream; we'd prefer to donate it, recycle it or reuse it in some way. To date, we have made good progress – by the end of 2015, Walmart U.S. achieved 82 percent diversion of materials from landfill and diverted an average of 71 percent in international markets.*

As we have learned more about reducing waste in our own operations, we have embraced the concept of a "circular economy," which moves away from a "take-make-dispose" approach to one where products, their biological residue or component parts, are cycled back into the economic stream. A circular economy values the reuse and regeneration of materials and energy, and it encourages product design and handling that minimizes total environmental impact across the life cycle.



Operations



Packaging and products


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Recycling education and infrastructure

*Based on review of material handling and waste diversion processes in the U.S., U.K., Chile, Central America, South Africa, Japan, Mexico, Canada, Brazil and Argentina, as reported by waste vendors, food banks and stores. In cases where real numbers were not available due to industry challenges, they have been estimated based on industry-acceptable standards.

Accordingly, we have extended our zero waste aspiration to include the whole supply chain, from farming and manufacturing, consumption to end of life. Working with suppliers, customers, nonprofit organizations and others, we're drawing on our strengths – such as our store and logistics infrastructure, our philanthropy and our connection to customers – to pursue practical initiatives that will start to build a more circular economy. To this end, we're asking suppliers to design products with more recycled content, and with reuse and recyclability in mind. We're returning waste materials to the production stream by taking back certain products from customers and helping suppliers convert waste. We're also collaborating with suppliers and the Walmart Foundation to encourage communities to invest in recycling infrastructure through the Closed Loop Fund and other initiatives.

Moving toward a zero waste future benefits business as well as society. Eliminating operational waste avoids landfill fees and increases revenue from resale of salvaged materials. Reducing waste upstream, increasing recycled content and repurposing products can lower cost of goods and generate innovative products for customers. And in the long term, the preservation of natural resources enhances supply security.

In the following section, we describe our progress on three main strategies to move toward a zero waste future:

- Eliminating waste in our own operations
- Promoting improvement in package and product design
- Expanding recycling through support for education and improved infrastructure

How Walmart supports a circular economy



Support suppliers in production of products designed for reuse, recycling and cascading
Provide customers education and choice of products with circular attributes
Expand recycling through support for education and improved infrastructure
Design
Manufacture
Retailer
User
Reuse/Repair
Recycle
Support innovations that design out waste
Eliminate waste and recover materials in our own operations
Provide customers with tools and programs that will help them to maximize the value of their goods



Toward a zero waste future: Progress against commitments

As of Fiscal Year End 2016

Initiative	Commitment	Progress
Eliminating waste in our own operations	Create zero waste across our global operations.	Diverted from landfills 82 percent of materials previously considered waste from Walmart U.S., and an average 71 percent from Walmart International.*
	Reduce food waste in our emerging market stores and clubs by 15% and in other markets by 10% by December 31, 2015 (versus 2009 baseline).	Reduced food waste in our emerging market stores and clubs by 15.3 percent (versus 2009 baseline); Although progress was made in Japan, the U.K. and the U.S., we did not meet the overall goal for other markets.

At the end of 2015, Walmart U.S. diverted from landfills 82 percent of materials previously considered waste, with Walmart International diverting an average 71 percent.*



In 2009, Walmart and Sam's Club U.S. launched a first-of-its-kind organics recycling program nationwide. As of 2015, the equivalent of more than 25,000 tractor-trailers full of food waste has been diverted out of the waste stream through composting, conversion to animal feed and energy production through anaerobic digestion.

Eliminating waste in our own operations

As we drive toward our zero waste goal, the first step is to reduce the amount of waste in the system. In our operations, we do this through a combination of diverting and repurposing materials, measuring waste and reducing food waste.

Diverting and repurposing materials

Globally, we recycle nearly 3 million tons of fiber and plastics annually. For our customers, we're increasing the number of trade-in programs we offer for hard-to-recycle items like smartphones, tablets and video games. Thus far, we've collected more than 100,000 mobile phones and tablets through our U.S. store trade-in program. We also provide diversion options for customers in Chile and Brazil. In South Africa more than 143 tons of post-consumer e-waste was diverted in 2015 through a collaboration with electronics companies Samsung and DESCO.

We are exploring additional ways we can work together with manufacturers, recyclers and other retailers to support solutions that will easily allow customers to recycle used products, with the goal of eventually being able to resell, donate or repair them.

As we pursue our zero waste goal, Walmart looks for ways we can help "close the loop" – bringing waste materials back into the production stream, working with suppliers to create new products.

For example, in the U.S., in collaboration with Metrolina, we have launched a program that encourages our customers to bring used floral containers and trays into Walmart Garden Centers. Metrolina picks them up and recycles them, repurposing the recycled materials into new floral pots for Walmart. After a successful pilot in 2013, the program expanded in 2014 and 2015 to now include 732 stores. This year, we received more than 1.4 million pounds of plastic containers and trays, which Metrolina can use to create the equivalent of 500,000 pots.

*Based on review of material handling and waste diversion processes in the U.S., U.K., Chile, Central America, South Africa, Japan, Mexico, Canada, Brazil and Argentina, as reported by waste vendors, food banks and stores. In cases where real numbers were not available due to industry challenges they have been estimated based on industry acceptable standards.

Current waste flows at Walmart


Walmart
Trade-in
Unsold products/packaging
Unsold food
Reuse Refurbish Resale
Recycling
Closed loop
1
Donation to people
2
Animal feed
3
Composting/ anaerobic digestion
Last resort
Landfill/ incineration



Ecoscraps®: From food waste to garden growth

In 2015, Walmart began selling garden products from Ecoscraps®, a company that turns food scraps into organic and sustainable lawn materials such as compost, potting mixes and plant foods. Our sales of these products to date amount to more than 2.4 million pounds of food waste diverted from landfills. Ecoscraps® are made in part with food waste recycled from Walmart and enrich the soil, helping our customers grow healthier plants in a more sustainable way.

Measuring waste

Pursuing zero waste in our operations requires that we work collaboratively with hundreds of waste vendors at the national and local levels around the world. Given the fragmentation of the waste and recycling industry, efficiently coordinating with vendors and obtaining reliable data is paramount. To address this, in 2015 we began a rollout of a global integrated data management system. This platform will allow our waste vendors to submit information directly to Walmart, and it provides us with a tool for quality control, identification of discrepancies in data and performance management. When the system is fully implemented, every market and store manager will be able to view and receive actionable data on their recycling and donation performance. Over time, this platform will allow our waste vendors to track their performance monthly and annually, as well as identify areas for improvement and potential innovation.



Reducing food waste

As the world's largest grocer, we are especially concerned with reducing food waste. According to the United Nations, approximately one third of global food is wasted from production to consumption each year. That equates to roughly $1 trillion annually in wasted food value. In the U.S. alone, the Natural Resources Defense Council estimates that consumers waste almost 2 million metric tons of food every year. That's equal to the weight of 500,000 commercial airplanes. All this waste poses a risk to the world's ability to feed a growing global population. According to the World Economic Forum, the world will need 60 percent more food by 2050 to feed a growing population. As a result, Walmart is working to prevent food from entering the waste stream at all and to donate food that isn't sold to its highest and best use. When food can't be donated, we're redirecting it according to the U.S. Environmental Protection Agency's Food Recovery Hierarchy by turning it into animal feed, recovering it as energy through anaerobic digestion or composting it.

In 2010, we set a goal to reduce food waste in our emerging market stores – located in Argentina, Brazil, Central America, Chile and Mexico – by 15 percent by 2015 in comparison with our 2009 baseline. We're happy to report we achieved this target, with a reduction of 15.3 percent. For this specific goal we limited categories to meat, produce and bakery and defined food waste as food that wasn't sold to our customers or donated for human consumption.

For stores in developed markets – located in Canada, Japan, the U.K. and the U.S. – we set a goal of a 10 percent reduction. While we made progress, we have not fully reached this goal in all markets. In the U.K., food waste reduction programs have been established for a number of years, and the biggest opportunities for reduction have already been realized. In the U.S. and Canada,

Consumers and food waste

The Walmart Foundation is also exploring ways to encourage consumers to reduce their own food waste. For example, through a grant of nearly $375,000 to the nonprofit organization Global Green, we're supporting the study of the factors that motivate residents of multi-family dwellings to participate in food scrap recovery.

Recovering food: A hierarchy of priorities

The U.S. Environmental Protection Agency (EPA) created the Food Recovery Hierarchy to help organizations prioritize steps they can take to prevent waste and divert unused food. Each tier of the Food Recovery Hierarchy focuses on different management strategies. The top levels of the hierarchy generate the most benefits for the environment, society and the economy. Walmart uses this hierarchy as a guide in our efforts to put food that might otherwise go to a landfill to its highest and best use.


Food Recovery Hierarchy
Most preferred
Source Reduction
Reduce the volume of surplus food
Feed Hungry People
Donate extra food to food banks, soup kitchens and shelters
Feed Animals
Divert food scraps to animal feed
Industrial Uses
Convert waste oils and food scraps into fuels or energy
Composting
Create a nutrient-rich soil amendment
Disposal
Use landfill or incineration as last resort
Least preferred

our emphasis on providing fresh and affordable food to our customers meant that we unintentionally increased our food waste by rigorously discarding food that was bruised or damaged in the handling process.

Going forward, we will continue to pursue our targets in food waste reduction. As we move ahead, we will implement what we've learned in the past five years: how important it is to build a culture focused on waste reduction, to enlist the support of store leadership and to have a standardized way of measuring waste reduction across our entire organization. We're also developing an end-to-end perspective on the value chain to determine the point where food waste occurs, either in production and packaging, through ordering or distribution or during handling in the stores. This allows us to address problems in systemic ways and close the gaps at every stage as necessary. It will also enable us to continue reducing waste without compromising our commitment to delivering fresh food to customers.

Lessons learned in reducing food waste

Walmart's efforts to reduce food waste have taught us some important lessons along the way.

Promote an organizational culture that is anti-waste. Our Asda business in the U.K. internally adopted a "We hate waste" culture and widely promoted it across the organization. Merchandising and operations teams set up food waste reduction objectives that were tracked and rewarded when progress was made. Every store now does a "waste parade" at the end of the work day, where department managers present food which needs to be discarded to store managers. They discuss what happened and suggest alternatives to prevent waste going forward. Trading, supply chain and operational teams also have food waste reduction goals that are now tracked on a daily basis. These measures have helped Asda keep its food throwaway rate at the very low level of less than 1 percent in the last five years.

Use associate knowledge to change internal processes. In the U.S., Walmart store managers brought to our attention that a large volume of perfectly good eggs was placed in the organics bin because we had to throw the whole carton away when a single egg was broken. In response, Walmart's operations and merchandising teams crafted two simple solutions. First, they worked on a ruggedized, shelf-ready, reusable plastic container to transport and merchandise the eggs, which reduced in-transit damage. Then, we worked to introduce a process to consolidate egg lots in stores and provide our associates a simple, safe means of removing only the broken eggs and consolidating the undamaged product into whole cartons. As a result, this year we prevented 37 million eggs from being thrown out.

Provide consistent measurement and tracking tools. Wal-Mart de México introduced a food waste scorecard that allowed consistent measurement and tracking of progress across the organization. Each store has a food waste reduction goal, and they monitor daily performance with this scorecard. Using this information, they have formed a cross-department committee that has introduced a series of reduction solutions that have improved the monitoring of refrigerated products during deliveries, as well as overall logistics; helped with adjustments to orders; and increased the engagement of store employees.

Work proactively upstream in the supply chain. As we have tried to increase our offering of fresh food to customers, we've learned there is more for us to do in working with our suppliers proactively. We were primarily focused on preventing waste once food reached our stores, when there are interventions we can make earlier in the distribution process. We believe this is an opportunity for us to reduce food waste in the future, by working on solutions that consider the whole process of distribution from harvest to purchase.



Improving packaging and product design

As we work to eliminate waste in our operations, we also know that, as a retailer, we have the opportunity to engage with suppliers and manufacturers to encourage them to "design waste out" of the products sold in our stores and online. While the primary responsibility to create sustainable products rests with our suppliers, we don't want our customers to have to choose between affordability and sustainability when they purchase from us. Building on our implementation of the Sustainability Index with our suppliers (see pg. 56), we are engaging with suppliers to:

- Design products for end of life
- Optimize packaging
- Increase the use and availability of recycled content

Designing for end of life

As waste continues to grow globally, it's becoming more important to design products at the outset with their end in mind. This allows important materials to be recycled back into the value stream. While Walmart is not ultimately responsible for the design of the products we sell, we are actively encouraging our suppliers, through the use of the Sustainability Index, to factor reuse and recycling possibilities into their designs.

Some waste streams, such as electronic waste, present particular challenges. As the number of electronic devices sold every year increases with consumer demand, there is a corresponding need to keep such products out of landfills. These products often include toxic materials, like metals, that require special handling and could be reused if recycled properly.

That's where designing products with the end in mind is critical. For example, Samsung recently launched a television that is easier to disassemble at the end of its life, which was awarded ISRI's Design for Recycling® Award. The television utilizes snap-together parts that eliminate the use of many screws. The result is a product that's easier to disassemble, recover, and recycle at the end – a fitting example of the circular economy at work.

Optimized packaging

Let's face it – packaging is a hassle. Unwieldy boxes, difficult-to-open plastic clamshells, overflowing bubble wrap: Once packaging is opened at home, it can be challenging to determine what to do with the materials needed to protect a product during transit. At the same time, packaging has an important function in preserving and protecting products and providing information to customers about the product itself.

While we've made significant progress with our suppliers in optimizing packaging, we still have work to do. Now that we have packaging key performance indicators (KPIs) in our Sustainability Index, we can better measure and track progress toward more sustainable packaging design and end of life initiatives. We've also been working with customers to better understand their expectations of, and challenges around, packaging.

Increasing the use and supply of recycled content

We're also working with our suppliers to help them incorporate more recycled content into their packaging materials. In 2014, we surveyed nearly 100 Walmart suppliers about their current and future use of various types of post-consumer recycled (PCR) plastic. In 2015, we used the Index to collect PCR content data for a range of material types. More than 1,200 brand manufacturers across 28 product categories responded, and we determined an average of 23 percent of store shelf packaging contained PCR content.

Walmart recycled content in packaging by product sector

The Sustainability Index includes questions for suppliers that track their performance in key indicators. The following chart shows the results from the suppliers that participated in the Sustainability Index to the question, "What percent of sales packaging has post-consumer recycled content, sustainable sourced renewable content or recyclable content?"

Sector	Percent of post-consumer recycled content
Electronics	27
Food, beverage and agriculture	25
General merchandise	29
Home and personal care	14
Toys	40

** Does not reflect all products on Walmart shelves*

The soft side of packaging

Clothing and shoes – which come in all shapes and sizes – present a particular challenge when it comes to using the right amount of packaging. Too much packaging creates unnecessary waste, while too little can fail to appropriately protect a product during transit and in stores. In our footwear and apparel business, we've started to address this dilemma in two ways.

First, we've created a tool to optimize the size of corrugated cardboard shipping cartons for our apparel orders, which is available to our buyers, replenishment and sourcing teams. Through using this tool, we reduced the overall number of boxes we ship by 8.1 million compared with FY2015, while also saving nearly 6.3 million pounds of corrugate, preventing more than 7,800 MT of greenhouse gases and eliminating $15.3 million in operational costs.

Additionally, we've looked for areas where we can reduce packaging or remove it altogether – as we've done in our footwear business. Since 2013, we've transitioned 85 million pairs of shoes from boxes to hangers. This reduces the overall packaging while taking up less space. The results have been clear: Better space utilization, with 16 million pounds of corrugate saved; more than 20,000 MT of greenhouse gases eliminated; and $9 million in associated cost savings.


Reclaimed PET Flakes or Pellets
Yarn made from Recycled PET
PET Bottles
Finished Labels
Fabric Label Rolls

Transforming bottles into apparel labels

In 2015, we worked with our supplier Avery Dennison, a global packaging company, to find a more sustainable option for the fabric labels in our private label apparel lines. This collaboration resulted in transitioning our No Boundaries and Secret Treasures apparel to use 100 percent recycled content labels, which are derived from plastic bottles recycled into PET polyester. During the year, this initiative transitioned 80 million labels toward lower impact versions. One of the label changes for our No Boundaries line eliminated 29 million cotton-dyed fabric endfold labels and implemented new recycled content labels that use 100 percent less water and 32 percent less energy, emit 39 percent less greenhouse gases and create 98 percent less solid waste than the old label.


CHICKEN MINI ROAST

The path to optimized packaging: Asda's "Packaging Den"

Finding the right kind of packaging requires a balance of customer and environmental needs. In our Asda stores in the U.K., some ready-to-cook poultry meals were receiving a high number of complaints because the type of packaging used emitted an odor upon opening.

We took our customers' feedback into our packaging innovation lab – the "Packaging Den" – to come up with a solution. Drawing from previous success with a plastic film that could go directly into the oven, we worked collaboratively with our packaging supplier to create a new pack where the customer only has to pierce the film, eliminating any odors and the need to handle raw chicken. The package cooks directly in the oven and then can be recycled after use.




Reduces more than 75 million tons of GHG emissions
Diverts 27 million tons of waste from landfills
Creates 27,000 new local jobs
Saves $1.9+ billion on waste disposal
Provides recycled materials
Potential impact
$100 Million Closed Loop Fund

The Closed Loop Fund: Investing in recycling infrastructure

Created in 2014 by Walmart and the Walmart Foundation with a coalition of 11 other corporate and foundation partners, the Closed Loop Fund (CLF) aims to invest $100 million over five years to boost the amount of recycled materials available for manufacturing and to redirect food waste to beneficial purposes. Through no-interest and below-market interest loans to municipalities and private companies, CLF funds projects to improve local recycling infrastructure and boost recycling rates, thereby increasing the value that can be recovered through recycling and returned to the production stream.

In 2015, CLF closed its first round of funding with an initial capital investment of $7.8 million, which led to an additional investment of $17 million to support three projects: a plastics recovery facility in Baltimore, Md., plus municipal recycling conversions from dual to single stream in Quad Cities, Iowa, and Portage County, Ohio.

Expanding recycling through education and improved infrastructure

We're also helping to guide our customers through the complicated terrain of recycling and make it easier to recycle through facilitating improvements in recycling infrastructure. In 2015, Walmart U.S. joined Green Blue's Sustainable Packaging Coalition's How2Recycle™ label program. These standardized packaging labels provide consistent and transparent information to customers regarding what can – and can't – be recycled. The labels also offer an opportunity to generate local conversation about why a particular item may not be recyclable, or why it's only recyclable in certain areas. We're working with our suppliers to incorporate these labels on Walmart and Sam's Club private label packaging and encouraging national brand suppliers to consider using the label as well.

This year we worked on using the label with Georgia-Pacific – one of the world's leading manufacturers and distributors of pulp and paper products – ranked as a Sustainability Leader based on their scores in the 2015 Sustainability Index. As one of a few select suppliers, Georgia-Pacific volunteered to pilot with Walmart in the use of the How2Recycle label on Walmart and Sam's Club private label packaging. The pilot has resulted in the development of internal processes and guidance documentation to help future suppliers use the label, as well as recycling communication for our customers. Walmart plans to expand the use of the How2Recycle label across more of its private label products in 2016.



WIDELY RECYCLED
At least 60% of the U.S. population can recycle this package type at curbside or municipal drop-off locations.


Check Locally*

LIMITED RECYCLING
Between 20-60% of the U.S. population can recycle this package type at curbside or municipal drop-off locations. Check your local program.

*Not recycled in all communities



NOT YET RECYCLED
Less than 20% of the U.S. population can recycle this package type OR includes a known contaminant to common recycling systems.


Store Drop-off

STORE DROP-OFF
Polyethylene bags and films are widely recycled at store collection points, including grocery and other retail stores. Check for participating locations.

Expanding recycling

In a collaboration with Coca-Cola, Walmart Argentina launched the "Optimism that Transforms" program, which is aims at increasing the recovery and recycling of PET. The program encourages the community to separate PET packages in their homes and bring them to recycling stations available at Walmart stores. In 2015, more than 100,000 kilograms of PET were collected for recycling.



Notes from the field: Challenges in the pursuit of zero waste

Economic volatility

Over the past two years, a drop in commodity prices severely hampered the worldwide market for recyclables. That drop caused many suppliers to turn to less expensive virgin materials, decreasing the demand for recycled feedstocks.

Quality of materials

The quality of recycled materials is often variable, due to mixing of different types of materials and potential contaminants in the recycling stream. This can affect both price and availability of recycled materials. When it comes to packaging, optimization often requires balancing the type of materials used to protect a product against the potential damages to that product. This might be adding more packaging to protect the product or in the short term, using nonrecyclable materials while working for longer-term recyclable options.

Long-term thinking

There may be short-term tradeoffs and necessary innovations needed for long-term successes. For example, keeping food fresher for longer might require using a nonrecyclable package in the short term. With a longer-term view, we are striving for innovative packaging and waste systems that will improve both recyclability and food preservation.

Industry and policy fragmentation

Significant fragmentation exists in the recycling industry and its global infrastructure. Even when sufficient demand for a recycled commodity exists, the distribution of those recycled commodities to buyers can be unpredictable. Public policies regarding recycling protocols and materials recovery around the world are also far from unified, and lack of consensus on and use of industry labels can leave customers often confused about what can – and can't – be recycled. Additionally, the recycling industry lags in technological innovation and data gathering, which could be used to provide more accurate, targeted assessments and solutions at the local level.



Preserving natural resources, especially forests and water

The natural world has come under increasing stress from the demands of a growing global population for food, clothing, shelter, energy and livelihoods, among other things. Because our survival as a species depends on natural resources, society faces a collective imperative to preserve them.

While retail does not directly use significant natural resources relative to other industries, product supply chains certainly do. The Sustainability Index points to forests, water and land as scarce natural resources that are particularly at risk due to farming and manufacturing of consumer products.

Walmart aspires to preserve natural resources through conservation and restoration by working with suppliers, industry forums, nonprofit organizations, farmers and governments in business and philanthropic initiatives. We are collaborating to improve farming, manufacturing and sourcing practices to reduce environmental and social impact on forests, water and land. We are also supporting direct conservation. Reshaping supply chains requires collective action, and sustained progress will require all of us to accelerate and increase our efforts.

In addition to being critically important for society, working on this matters to our business in other ways – for supply security, commodity costs and even reputation. Our customers, associates, suppliers and other stakeholders care about preserving nature for themselves as well as future generations.

The following section describes our progress in three of our strategies to preserve natural resources:

- Getting to zero net deforestation
- Promoting a quality water supply
- Conserving land



Forests



Water



Land

Preserving natural resources, especially forests and water: Progress against commitments

As of Fiscal Year End 2016

Initiative	Commitment	Progress
Getting to zero net deforestation	By December 31, 2015, any palm oil used in Walmart private brand products around the world must be sustainably sourced, in accordance with the principles of the Roundtable on Sustainable Palm Oil (RSPO).	Achieved, based on supplier reports; continuing efforts to improve.
	Source only sustainable beef that is free of Amazon deforestation by the end of 2015.	Achieved 100 percent participation of Walmart Brazil's beef suppliers in their Beef Risk Monitoring System, helping to see that no beef sold at Walmart Brazil contributes to the deforestation of the Amazon Rainforest.
Promoting a quality water supply	Gain increasing visibility over the next 10 years into key metrics regarding yields, water usage and GHG in food supply chains.	Received supplier Sustainability Index responses covering 77 percent of Walmart food business, giving us more transparency into our supplier's ability to track and report water usage.
Conserving land	To conserve one acre of wildlife habitat for every acre of land occupied by Walmart U.S. through 2015.	Protected >1 million acres (over 10 acres for every acre Walmart has developed since 1962) through support to Acres for America.





Getting to zero net deforestation

Forests comprise an important element of our planet's ecosystems, offering habitat for animal and plant life and absorbing carbon from the atmosphere. But forests – especially delicate and diverse tropical rainforests – are particularly vulnerable to agriculture and industry. According to Conservation International, nearly half of the world's forests have already been lost, and continuing deforestation accounts for 11 percent of annual global greenhouse gas emissions. Recent studies also demonstrate that certain agricultural commodities – notably palm oil, soy, cattle and timber – bear responsibility for the majority of deforestation around the world. As part of our participation in the Consumer Goods Forum, (CGF) we are resolved to achieve zero net deforestation by 2020. We are also a signatory to the New York Declaration on Forests, which calls for halving the rate of forest loss by 2020. Through these commitments, Walmart is striving to reduce deforestation associated with palm oil, soy, beef and pulp and paper, and we have set goals related to our sourcing of each.



Palm oil

In 2010, Walmart committed to sustainably source any palm oil used in its global private brand products. We are pleased to report that we have achieved this goal. Based on data reported by suppliers, 100 percent of our private brand palm oil was sourced sustainably by the end of 2015, in accordance with the certification standards of the Roundtable on Sustainable Palm Oil (RSPO). In FY2016 palm oil was sourced through a mix of segregated (10 percent), mass balance (18 percent), identity preserved (1 percent), and GreenPalm certificates (71 percent). We currently accept all forms of RSPO-certified sustainable palm oil, with the expectation that our markets and suppliers will move to more mass balance and segregated sustainable palm oil as it becomes accessible across the industry.

We are exploring how we can deliver greater impact in keeping with our 2020 CGF commitment. We're looking at ways to move toward physical certified sources of sustainable palm oil, as well as how we can support an industry-wide movement with our national brand suppliers as the industry transitions to 100 percent traceability.

Beef

This year based on supplier-reported data, we achieved our goal that we would source beef that is free of Amazon deforestation by the end of 2015. One hundred percent of Walmart Brazil's beef suppliers are now participating in our Beef Risk Monitoring System, which tracks, monitors and promotes responsible ranching and sourcing of beef. Walmart Brazil uses the monitoring program in their purchase orders to source beef that does not contribute to deforestation and that does not originate from conservation units, indigenous lands or embargoed areas. As of January 2016, the System currently includes more than 52,000 registered farms and analyzes more than 200,000 types of data to inform our orders, to better clarify that no beef comes from deforested areas.

Despite this progress, we recognize that there are still major risks of deforestation within our beef supply. These include:

- *Indirect purchases.* Before cattle arrive at the slaughterhouse, it is possible that they might be traded from high-risk ranches to "approved" ranches or slaughterhouses.

- *Administrative loopholes.* Ranchers who contribute to deforestation can simply re-register their operations under different names to access clean supply chains.

- *Leakage.* The cattle agreements cover only activity in the Brazilian Amazon, which leaves other sensitive ecosystems in Brazil and neighboring countries open to deforestation.

We are exploring ways to deepen transparency within our beef-monitoring system by extending our reach to other sensitive biomes, as well as by establishing further traceability.



Soy

The CGF has identified soy as one of the commodities for its members to source through deforestation-free channels. Walmart is working collectively through CGF and with our supply chain to achieve this target. Along with other retailers and suppliers operating in Brazil, we supported the Soy Moratorium and supported its extension during the last renewal cycle in 2014. Before the moratorium was enacted, 30 percent of Brazilian soy came from deforested areas. Since the moratorium, that amount has fallen to about 1 percent. Recent analysis by the University of Wisconsin-Madison shows that, while no longer clearing forest to plant soy, some farmers have merely switched to other crops.

Additionally, the singular focus by the Soy Moratorium on preventing deforestation in the Amazon has led to conversion of other sensitive ecosystems in Brazil, such as the Cerrado. The moratorium also does not include provisions for social issues, such as the protection of indigenous lands or worker health, safety and livelihood. Walmart will continue to work to promote the extension of the Soy Moratorium through engagement with our supply chain, while also attending to its unintended consequences in the Amazon region.



Pulp and paper

In accordance with our 2020 commitment to zero net deforestation, we're encouraging our paper and packaging suppliers to provide credible assurance that products are sourced sustainably.



Promoting a quality water supply

Compared with other industries – like mining, manufacturing and agribusiness – that extract and consume large quantities of water, retail uses relatively little water directly. At the same time, the products we sell – especially food – can require significant water to produce. For example, nearly 70 percent of the world's consumption of fresh water goes to agriculture, according to the United Nations. The world's water systems are increasingly depleted, and we estimate that more than 20 percent of our operations around the world are, or will be, located in regions facing high levels of water stress. We are actively working to preserve the quality and quantity of water available by focusing on:

- Improving efficient water use in our own operations
- Supporting water quality and efficient use in supply chains

Water use in our operations

Walmart's approach to promoting a quality water supply includes maximizing the efficiency of our water use in our facilities around the world. For example, Wal-Mart de México, one of our largest operations, plays a leading role in water stewardship in our company. We have water initiatives in operation and under development in multiple locations, and, in 2015, we increased our number of on-site water treatment plants to 1,040. These plants helped us treat and reuse 32 percent (1.8 million cubic meters) of our wastewater for toilets and irrigation. Additionally, our Japanese business, Seiyu, reduced water consumption in 2015 by 30



Saving water in the garden center

During peak growing season, Walmart's garden centers hold an average of 12,000 plants, each of which requires 15-20 seconds to properly water. With so much time and water going into irrigation, we looked for a way to cut both, and discovered one in the irrigation mats produced by WaterPulse. After a pilot program to replace our hose-based system revealed that we could cut our previous daily water usage of 20,000-30,000 gallons – as much as the volume of an average backyard swimming pool – down to 400 gallons a day. In July 2015, Walmart announced plans to implement these irrigation mats in all garden centers.

Ducks Unlimited: Improving water conservation on U.S. rice farms



Founded by sportsmen in 1937, Ducks Unlimited (DU) has been a leading nonprofit organization committed to wetland and waterfowl conservation. With a $1 million grant from the Walmart Foundation, DU will work with 200 rice farms – representing 75,000 acres of land – over two years to adopt water conversation and nutrient management practices. These include improving irrigation through installing water control structures at drainage points and developing irrigation pumps and wells fitted for precision water delivery. DU will also introduce the practice of using "alternative wet and dry" (AWD) cycles, where the rice crop is irrigated in pulses. Research indicates that these practices can lead to a reduction in water use and GHG emissions. Additionally, DU will utilize this grant to fund analysis of the cost-benefit of conservation investments.

percent, compared with 2010, through a variety of strategies ranging from installing water-saving shower nozzles and handles for store kitchens, to defrosting frozen items in the refrigerator. Throughout our other facilities, we are continuing to explore and implement innovative methods for promoting efficient water use.

Enhancing water efficiency in our supply chain

Since agriculture accounts for approximately 70 percent of global freshwater consumption each year, water efficiency in agriculture is central to promoting water availability, especially in water-stressed regions. Additionally, fertilizer runoff from agriculture into waterways accounts for a major source of pollution affecting fish and wildlife populations, as well as making water more difficult to treat for human consumption. Walmart is working with suppliers to improve water efficiency and fertilizer usage in the supply chain. (See pg. 66 for details of our work on row crops and fertilizer use.)



The roof way to conserve water



Photo credit: PACLA Photo

At 40,000 square feet, the Hayden Meadows Walmart store in Portland, Ore., currently has the largest, most intensively monitored eco-roof in the United States, as confirmed by Roofmeadow, an eco-roof consultant. Walmart launched this project to advance the scientific understanding of eco-roof performance in the greater Portland area, especially regarding rainfall runoff management, energy conservation and habitat creation. The design for the eco-roof resulted from collaboration led by Walmart, P+R Architects, Roofmeadow, Portland State University, the Audubon Society of Portland and the Portland Bureau of Environmental Services. The project received a Sustainable Gold Award from the International Council of Shopping Centers for excellence in innovation and creativity.

Conserving water in California

Despite its role as the largest grower of produce and nuts in the U.S., the state of California suffers from frequent droughts and long-term water stress. This reality threatens the livelihoods of growers there, as well as the availability of key items for our customers. Last year, our Global Food Sourcing team worked with our produce and nut suppliers in California to strengthen the suppliers' water stewardship efforts. We established a process to review Supplier Index performance and water stewardship plans as part of our annual evaluations. Through this annual evaluation process, we are able to challenge suppliers who are water-intense to become more efficient and we are able to strengthen our relationships with suppliers who are good water stewards. Since California will continue to be an essential source of produce and nuts in coming years, sustainable water management is critical to supporting the well-being of California communities and maintaining a secure supply of high-quality produce and nuts for our customers.



Conserving land

In addition to our efforts to reduce deforestation and promote water conservation, Walmart has been a leader in land conservation for the past 10 years. Land conversion is largely driven by food production and the demand to feed the growing population. To help prevent land conversion, we are working with suppliers and nonprofits to create more transparency to farm yields and to work on continuous improvement. (see pg. 98 for more information).

Through a collaboration with the National Fish and Wildlife Foundation (NFWF), in 2005 Walmart helped establish the Acres for America program to conserve lands of national significance, protect critical fish and wildlife habitat and benefit people and local economies. The priorities of the program have included:

- Conserving critical habitats for birds, fish, plants and wildlife
- Connecting existing protected lands to unify wild places and protect migration routes
- Providing access for people to enjoy the outdoors
- Projecting the future of local economies that depend on forestry, ranching and recreation

The program's original goal was to permanently conserve one acre of wildlife habitat for every acre of land developed by Walmart stores – approximately 100,000 acres total. As of today, the Acres for America program has conserved more than 10 acres of vital habitat for every acre of land Walmart has developed since the company was founded in 1962. Not only has our goal been achieved, but also, it has been exceeded by a factor of 10. In its first 10 years, the Acres for America program has:



The Green River in western Wyoming flows through ranchland permanently protected by Acres for America, a conservation program funded by Walmart and led by the National Fish and Wildlife Foundation. (Photo credit: Rita Donham, Wyoming Aero Photo)

- Protected more than 1 million acres – an area comparable in size to Grand Canyon National Park
- Connected over 10 million acres of protected lands to support landscape-scale conservation and wildlife migration
- Funded 67 projects in 35 states, the District of Columbia and Puerto Rico
- Provided nearly $4 million in emergency response funding to protect fish and wildlife that were immediately threatened by the Gulf of Mexico oil spill in 2010 and Hurricane Sandy in 2012
- Restored urban lands and habitats and connected youth to the outdoors by investing more than $1.5 million in community-based projects located in New York, Chicago, Los Angeles, San Diego, Denver, Bridgeport, Portland (Ore.), Albuquerque and Washington, D.C.

In November 2015, we announced with NFWF a 10-year, $35 million renewal of this program to continue its exceptional work for another decade.

Conserving critical habitats in the U.S.

In 2015, Acres for America issued six grants to conservation organizations that range from $250,000 to more than $1 million each. These grants will fund projects that support the reintroduction of elk in West Virginia, the conservation of important wildlife habitats on ranch lands in Montana and Colorado, as well as tracts of forest in Georgia, Arkansas and Massachusetts. In total, these projects will conserve wildlife habitat across more than 118,000 acres. Three of the grants will be administered by the Nature Conservancy, while the others will be overseen by the Conservation Fund, the Trust for Public Land and the Georgia Department of Natural Resources.

"As we embark on a new, decade-long commitment to conservation between NFWF and Walmart, this slate embodies what this effort can accomplish," said Jeff Trandahl, executive director and CEO of NFWF. "The acres that these six grants will protect contain some of the best habitat in the country and will help maintain recreational, forestry and ranching economies."


Acres for America projects



Notes from the field: Challenges to preserving natural resources

Transparency in the supply chain

Like other retailers, Walmart does not typically have a relationship with the producers of many agricultural commodities, which makes visibility and transparency difficult. Because of this difficulty, the source of products within the global commodity supply chain is often limited, making it challenging to pinpoint where issues may arise. Improvements will take time, but we're working to understand common issues, help suppliers better understand Walmart's expectations for safe working conditions and share best practices for sourcing procedures.

Pressure to develop land

To have an impact on the farm requires working with our suppliers, commodity traders, producer associations and, in some instances, the growers themselves. But there is often considerable pressure on all parties, including governments, to develop 100 percent of available land for production. Such pressure can make behavioral change difficult throughout the sector.

Water pricing

The significant underpricing of water in many geographies lowers the financial payback of water projects. In the coming years, with water rates likely increasing and regulations growing tighter, Walmart is well-positioned to effectively manage costs and operational efficiencies. Further, our use of smart technology and industry best practices helps us reduce water usage and adopt new measures that make sense for our operations going forward.



Spotlight on

sustainability in the food supply chain

Global food initiatives

Walmart and the Walmart Foundation support programs that enhance food sustainability, including the following

Energy and emissions
Reducing emissions in food supply chains

Zero food waste
Eliminating food waste in our operations, supply chain and with customers

Natural resources
Getting to zero net deforestation and promoting a quality water supply

North America

Canada
beef
palm oil
produce
seafood

U.S.
beef
chicken
corn
eggs
pork
produce
soy
wheat

Mexico
palm oil
produce
seafood

Central America
palm oil
produce
seafood


South America
Brazil
seafood
beef
soy
palm oil
produce
Argentina
produce
Chile
beef
palm oil
produce
seafood

Food security and health
Providing access to affordable, sustainable and healthier food

Transparency and quality
Promoting transparency, food safety and animal welfare in our products for customers

Safety and dignity of workers
Promoting responsible sourcing practices in the global supply chain

Africa



Morocco
fruit
Burkina Faso
rice
Ghana
cashews
rice
Nigeria
cashews
rice
Rwanda
corn
beans
dairy
produce
Kenya
flowers
produce
Tanzania
flowers
fruit
rice
Zambia
cotton
peanuts
soy
South Africa
palm oil
produce
seafood
wine

East Asia



Nepal
dairy
Japan
produce
seafood
China
palm oil
produce
talapia
Thailand
shrimp
India
palm oil
produce
Indonesia
palm oil
Bangladesh
dairy



Providing access to affordable, sustainable and healthier food

According to the World Economic Forum the global population will reach 9.5 billion people by 2050, which will increase global demand for food by 60 percent.

To meet this demand in a sustainable way, the world will require substantial improvements in food production and distribution, as well as significant reductions in food waste. While technological advances have improved yields in agriculture, fisheries and aquaculture, there is much more to do to generate sufficient quantities in a way that is restorative for nature, farmers and fishers. And once that food is produced, the challenge remains of getting it to the people who need it, in a way that doesn't make them pick between an affordable price and a sustainable and healthier choice. Finally, according to the United Nations, approximately one-third of global food is wasted each year. Reducing that waste could unlock a big part of the global food supply-and-demand challenge – but achieving this will require systematic changes to behavior and infrastructure.

Walmart aspires to help create a more affordable, accessible, sustainable and healthy food system. To do so, we have major initiatives underway involving farmers, fisheries, agronomists, development agencies, food manufacturers, environmental nonprofits, food banks, nutritionists, schools, community groups, government agencies and producer associations, among others. We aim to use our strengths – our expertise in food production and distribution relationships with food producers and suppliers around the world, billions of dollars in food purchase orders, our stores and logistics network, as well as our philanthropy – to collaborate with others to bring about significant and lasting improvements in the food system.

Our food initiatives strengthen our business as well as help address social and environmental challenges in the food chain. Food is Walmart's biggest business: We have over 260 million customers around the world, and many turn to us to feed themselves and their families. Our initiatives help us serve them better – expanding access, increasing availability, reducing prices and price volatility, broadening the assortment, improving quality – resulting in stronger sales and customer loyalty.

Walmart has five main areas of focus in promoting the security of the world's food supply:

- Increasing access to affordable food
- Relieving hunger
- Enhancing nutrition
- Increasing the food supply through waste reduction
- Improving sustainable food production



Food access



Hunger relief



Better nutrition



Less food waste



More sustainable production

Providing access to affordable, sustainable and healthier food: Progress against commitments

As of Fiscal Year End 2016

Initiative	Commitment	Progress
Increasing access to affordable food	Open between 275 and 300 stores serving USDA-designated food deserts by 2016.	Opened 442 stores serving USDA-designated food deserts, net of any closures.
Relieving hunger	Provide 4 billion meals to those who need them from 2015 to 2020 through grants from Walmart and the Walmart Foundation and food donations from our Walmart stores, Sam's Clubs and distribution centers.	Provided nearly 2 billion meals to date, based on donations of 1.2 billion pounds of food from Walmart facilities and $122 million in funds from Walmart and the Walmart Foundation; this includes FY16 donation of 611 million pounds of food and $61 million in funds.
	Engage associates and customers in hunger relief efforts.	Associates volunteered more than 130,000 hours toward hunger relief efforts around the U.S.
Enhancing nutrition	Improve the nutritional quality of our private brands, including our Great Value brand and national food brands in the U.S. By the end of 2015, compared with 2008 baseline, reduce sodium by 25 percent and added sugars by 10 percent; remove industrially produced trans fats.	Reduced sodium by 18 percent and reduced added sugars by > 10 percent across private and national brands. Eliminated all industrially produced trans fats from our private brand products; 6 percent of national brand products still contain trans fats.
	Develop a Great for You label, a front-of-pack seal to help U.S. customers quickly identify more nutritious choices.	Rolled out the Great For You icon in stores in 2013, to highlight fresh produce, meat and qualifying private brand packaged foods.
	Investment by Walmart and the Walmart Foundation in programs providing nutrition education to 4 million people from 2015 through 2020).	Supported nutrition education for nearly 1.9 million people.
	Save U.S. customers approximately $1 billion per year on fresh fruits and vegetables, and reduce or eliminate price premiums on key better-for-you items.	Saved customers $1.36 billion in FY2016, for a total of more than $6 billion over the last five years; reduced price premium on better-for-you items to 3.9 percent, compared with 4.5 percent last year.
	Double sales of locally sourced produce sold between 2009 and end of 2015.	Achieved; more than doubled our sales of local produce (from $404 million to $825 million).
Increasing the food supply through waste reduction	Reduce food waste in our emerging market stores and clubs by 15 percent and in other markets by 10 percent by December 31, 2015 (versus 2009 baseline).	Reduced food waste in our emerging market stores and clubs by 15.3 percent (versus 2009 baseline); Although progress was made in Japan, the U.K. and the U.S., we did not meet the overall goal for other markets.

continued...



Providing access to affordable, sustainable and healthier food: Progress against commitments continued

As of Fiscal Year End 2016

Initiative	Commitment	Progress
Improving sustainable food production	Gain increasing visibility over the next 10 years into key metrics regarding yields, water usage and GHG in food supply chains. Foster improvements in food yields, water efficiency and GHG emissions through special projects and continuous improvement.	Suppliers covering 77 percent of our food business responded to the Index and reported GHG emissions for 46 percent, water usage for 28 percent and yield for 34 percent of their supply.
	Endorse Beef Quality Assurance Program and work with NCBA to deliver environmental Best Management Practices in the U.S. beef supply chain.	Helped found the U.S. Roundtable for Sustainable Beef, which developed a set of indicators for the U.S. beef supply chain.
	Work with packers, feed yards and ranchers in the U.S. to develop a transparency pilot for 15 percent of Walmart's U.S. supply by 2023 to establish environmental best practices and quality standards for customers.	Developing a regional beef pilot in the Southeastern U.S., together with our suppliers, NGOs and social impact investors.
	Encourage suppliers to develop fertilizer optimization plans for 14 million acres of U.S. farmland by 2020	On track to eliminate an estimated 9 million metric tons of GHG emissions and to engage an estimate 23 million acres.
	Provide funding through Walmart and the Walmart Foundation to train 1 million farmers and farm workers, of which half will be women, in emerging markets by the end of 2016.	Awarded grants to provide training to an estimated 875,000 farmers, more than 500,000 of whom are women.



Increasing access to affordable food

Even where food is plentiful, it can remain inaccessible due to lack of income, geographic barriers or because of poor distribution networks.

Food is Walmart's biggest business. Many of our 260 million customers come to us for affordable, healthier food to feed their families. We're working to provide greater access to food through expanding our retail distribution network and through our online pickup and delivery service.

Last year in the U.S., we also surpassed our 2011 commitment made as part of the Partnership for a Healthier America to open 300 additional stores serving USDA food deserts by 2016. Since the beginning of our goal, we've opened and continue to operate 442 stores serving USDA-designated food deserts.

We also know that our customers want access to fresh local produce and support the growers in their community. In 2010, we set an ambitious goal to double our sales of locally grown produce in the U.S. grown and sold in the same state by the end of 2015.

We're proud to report that we have accomplished our goal. We have increased our sales of local produce from $404 million to $825 million, including strawberries from Florida, tomatoes from North Carolina, watermelons and greenhouse tomatoes from Texas and potatoes from Washington.

We buy and sell watermelons from more than half the states. Sweet potatoes are a favorite in our home state of Arkansas. We increased our local corn sales by 97 percent in the Great Lakes states. Looking forward, we will continue to offer a wide assortment of fresh, locally sourced produce items to our customers around the country.

We're also working to make fresh food more affordable by saving customers more than $1 billion per year on fresh fruits and vegetables. In 2015, we saved customers $1.36 billion on fresh produce, taking total savings to $6 billion since 2012. We are also reducing the cost of "better-for-you" items relative to traditional items. Based on Walmart U.S. pricing data, in 2011, a Walmart-selected better-for-you item cost 5.7 percent more, on average, than the traditional version. At the end of 2015, that average premium was reduced to 3.9 percent.

Walmart and Feeding America

To reach our goal of providing 4 billion meals to individuals in need by 2020, Walmart and the Walmart Foundation have formed a strategic collaboration with Feeding America (FA). Drawing on FA's national scale and capacity, as well as their community presence through member food banks and agencies, this work allows us to implement nationwide programs, while also engaging local associates and reaching local communities. Walmart and the Walmart Foundation have provided nearly $75 million to FA since FY2006 to provide charitable meals, increase access to federal nutrition programs (breakfast, afterschool and summer meals), SNAP outreach and application assistance, infrastructure improvement and education. Here are some of the highlights of this collaboration:

Retail Store Donation Program. Since 2009, the Foundation has donated funding to secure more than 225 trucks and 37 retail store donation coordinators to manage, capture and distribute food donated from Walmart and other retailers across the U.S.

SNAP Outreach and Application Assistance. Since FY2013, the Foundation has provided funding to FA to be distributed to local food banks for SNAP application assistance. FA has also piloted and expanded a project called Google SNAP, which connects those searching for SNAP benefits on the internet to local food banks that can assist them with their application.

Fight Hunger Spark Change. In 2015, Walmart, our suppliers and customers worked together to raise and donate $10.7 million in funds – making Walmart FA's largest cause marketing supporter. With this success, Walmart and our suppliers launched another Fight Hunger Spark Change campaign in April 2016.

Food Bank Efficiency. Walmart logistics associates provide advice on the ways that food banks can increase their efficiency, and, through grant funds, a select number of food banks receive financial resources to implement the recommended changes.

Education. Each year FA partners with the Food Research and Action Center to host the Anti-Hunger Policy Conference, which gathers anti-hunger advocates to discuss policy issues relating to federal nutrition programs and tax policy. The Foundation's support of FA helps offset some of the costs associated with the conference.



Year-round meals for children at the YMCA

According to the USDA, only 14 percent of the 22 million children who participate in free or reduced meals through the National School Lunch Program continue to receive free or reduced-cost meals during their summer break. To address this gap, the Walmart Foundation is working with the YMCA to provide 15 million meals and snacks to 480,000 children after school and during the summer at YMCA locations across the U.S.

Relieving hunger

Hunger is reality for many families, and they face barriers to getting enough healthy food to thrive. In the U.S. alone, the USDA estimates that more than 48 million Americans face food insecurity – the inability to access food on a regular, predictable basis. To help address this problem, we are working to strengthen the charitable meal system and to extend the reach of hunger relief programs.

Strengthening the charitable meal system

Walmart and the Walmart Foundation have committed to providing 4 billion meals between 2015 and 2020 to those who need them. We're reaching for this goal through a combination of grants to charitable organizations and hunger relief programs, as well as through food donations from our Walmart stores, Sam's Clubs and distribution centers. In FY2016, Walmart and the Walmart Foundation contributed more than $61 million in funding to organizations working to alleviate hunger.

Our primary aim is to strengthen the charitable food system as a whole by building capacity and developing infrastructure within organizations working in hunger relief. This approach deepens local connections with communities, allows for swift response in emergencies and promotes scalable relief solutions.

Extending the reach of hunger relief programs

The Walmart Foundation is investing in scaling access to federal nutrition programs such as the Supplemental Nutrition Assistance Program (SNAP), as well as programs that reach children with breakfast, after-school or summer meals. This year the Walmart Foundation invested more than $15 million helping to connect people with federal SNAP benefits, with an additional $21 million supporting children's hunger programs.

Supporting the hunger relief system in Canada

In 2015, the Walmart Foundation issued grants of $1.5 million each to two Canadian relief organizations – Food Banks Canada (FBC) and the Breakfast Clubs of Canada (BCC) – with the goal of strengthening the capacity and response of the nation's hunger relief system.

FBC targets Canadians living with food insecurity and supports a network of 10 provincial associations, 550 affiliate food banks and 3,000 food agencies that assist nearly 10 million people annually. With the Walmart Foundation's support, FBC will pilot a capacity-building program designed to expand its retail food recovery program, especially through the acquisition of refrigerated trucks and commercial refrigerated storage equipment. FBC will also develop its technical infrastructure to improve efficiency in routing and delivery, as well as work with retailers on best practices in food handling.

BCC focuses on feeding school-age children in low-income neighborhoods across Canada, taking a long-term approach to school-based breakfast programs. The Walmart Foundation's grant will help BCC provide 27 million school breakfast meals and support the ongoing operations of 1,455 existing breakfast programs across Canada, as well as open 40 new school breakfast locations. The funds will also facilitate equipment upgrades and the improvement of fundraising tools and evaluation programs.


NEW BIGGER SIZE

Enhancing nutrition

With the rates of obesity and nutrition-related illnesses rising around the world, health advocates and officials are calling for healthier eating options and better public education on nutrition. According to the World Health Organization, in 2014 nearly 2 billion adults qualified as overweight, and more than 600 million as obese. Walmart is doing our part to help make healthier food options both accessible and affordable in the U.S. In support of the White House's Partnership for a Healthier America, we've made commitments to improve the nutritional quality of the food we sell and offer healthier food choices that are more affordable and easier for customers to identify. We're also helping educate families about nutritious eating and providing tools to help them plan and eat in healthier ways.

Nutritional quality

Since 2008, we've been working to remove – from both national and our private brands – ingredients that aren't necessary or that health experts indicate can cause significant health issues – things like sodium, sugar and trans fats. We set goals that, by the end of 2015, we would remove all industrially produced trans fats, reduce sodium by 25 percent and added sugars by 10 percent. At the end of 2015, and at the conclusion of our five-year commitment, our sodium reduction stood at 18 percent, while we've maintained the percent reduction in added sugars. Additionally, we eliminated all industrially produced trans fats from our private brand products two years ahead of the FDA mandate, and only 6 percent of our national brand products still contain these trans fats. While we came up short of our goal in reducing sodium, we've learned important lessons in reformulating products without sacrificing the quality and taste our customers expect. We will continue to pursue progress in this area through innovation, and we're excited about the precedent we're setting across the grocery industry. More than 30 percent of our private brands continue to carry our Great For You icon, which makes it easier for customers to identify more nutritious options. The standards for these products were developed with experts and are based on scientific and governmental recommendations.

Educating about nutrition

Walmart and the Walmart Foundation are helping educate families about healthier food and lifestyle choices through investment in nutrition education programs, with a goal to reach 4 million people by 2020. The work is focused on encouraging people to prepare meals at home and increase their fruit and vegetable consumption, both of which are part of an overall healthy lifestyle. This focus includes classes on cooking, building shopping skills or helping families make the most of healthy food resources. In 2015, Walmart and the Walmart Foundation contributed $14.9 million to nutrition education efforts, for a total of $24.9 million since the program was announced. In the last year alone, our investment helped bring better nutrition tools and tips to nearly 970,000 people. Since we initiated our commitment in 2014, nearly 1.9 million people have been reached.

In October 2015, Walmart launched "America's Biggest Health Fair" in our U.S. stores as a way to improve customer access to health and wellness opportunities. Customers received, among other things, free blood pressure, blood glucose and vision screenings. In all, we conducted nearly 300,000 screenings, 50,000 immunizations and distributed almost 2 million product samples over a four-hour period.



FoodCorps: Bringing healthy eating to children

FoodCorps, a nationwide team of AmeriCorps leaders who educate children about healthy eating, received a $1.2 million grant from the Walmart Foundation in 2015. With this support, FoodCorps will provide the training and resources needed to help children in 500 schools, across 16 states and the District of Columbia, to access important nutrition education. The programs build off the USDA My Plate curriculum, which teaches kids about healthy food, initiates the building and tending of school gardens and brings locally sourced food from farms into school cafeterias.

As a FoodCorps member, Will Conway sees the real potential that garden-based education has on the way children eat and on the relationship they have with food. He works among elementary school children of the Navajo Nation, at the Johns Hopkins Center for American Indian Health Feast for the Future Program, in Tuba City, Ariz. In his early efforts to source the local school cafeteria through a local farm, he encountered some frustrating roadblocks. "I initially felt frustration for my inability to find a viable farm to source the cafeteria. I soon learned that local farmers do not sell their crops because they did not view the land as something to profit off of. Rather, they grew crops to maintain their traditional lifestyles and shared their harvests with friends and families. Despite considering myself an environmentalist I realized that I, unlike the native farmers, viewed farming as a profit-driven enterprise. This was an eye-opening moment for me."

Will nevertheless persisted in his efforts, and brought local tribal leaders into the program to help educate the children both in agriculture and in their native customs. "I decided to devote a plot at the community farm my service site manages to education. At the plot, children ranging from pre-k to 6th grade planted native corn, melons and beans using traditional tools under the guidance of a local elder and farmer. The elder taught the youth the role of corn in the Hopi creation story and the importance of preserving the corn seeds native to Tuba City. Standing in this field in the Painted Desert and watching the kids carefully drop the correct amount of seeds into the earth, I realized that this is the difference that FoodCorps makes in communities."

Helping customers help themselves

In October 2012, Walmart and HumanaVitality launched a first-of-its-kind effort to help customers in the U.S. save money on more nutritious foods. The effort represented the first national program where a major retailer and health care company came together to offer incentives for people to make more nutritious food choices. This ongoing "Vitality HealthyFood" program rewards Humana members with a discount on Great For You items at Walmart stores across the country.

The easy way to better health: The ZP Challenge

Beginning in 2013, Walmart developed a next-generation well-being program called the ZP Challenge, which helps people make better choices in the areas of fitness, food, family and money. Open to Walmart associates and their families and friends, the Challenge solicits stories from participants who complete a ZP Challenge for the chance to win a prize and gain recognition. Submitted stories and selected champions have their success celebrated, which serves as a catalyst for others to join the program. This approach has resulted in over 700,000 participants from every state and Puerto Rico offering stories of how they have adopted healthier habits and have experienced improved nutrition, better relationships and more regular physical activity. In 2016, our ZP journey continues with the introduction of the ZP app, the first digital version of the ZP Challenge, which has the capability of extending the program to interested business units around the world.



Increasing the food supply through waste reduction

According to the United Nations, about one-third of the food the world produces goes uneaten, much of it thrown away by customers at home, by grocery stores or restaurants or somewhere else in the production and distribution process. To help address this wasteful use of food and increase the available supply of food, Walmart and the Walmart Foundation are:

- Exploring ways to utilize whole crops
- Improving date labeling for customers
- Donating unsold food
- Funding efforts to recover food before it enters the waste stream

Utilizing whole crops

A significant portion of food waste occurs upstream in our supply chain. While many factors contribute to this, one of them is food that does not meet the high aesthetic quality specifications that retailers strive for. We are working with our suppliers to find ways to utilize whole crops and reduce this particular form of food waste.

Improving date labels for customers

In an effort to provide clearer information to our customers, create consistency and reduce food waste, in 2015 both the Walmart and Sam's Club private brand teams asked suppliers to start converting to a "Best If Used By" date label terminology. We did this for all private branded items suppliers make for Walmart or Sam's Club, including those labeled in-store, unless a food safety or regulatory reason might prevent us from doing so. As of February 2016, 92 percent of Walmart qualifying private brand products have adopted this new label, or have started to transition to its use. We expect the remainder of our qualifying products to transition by July 2016. The "Best If Used By" terminology was poll-tested with our customers in the U.S., as well as in other industry and consumer surveys, and it was found to best convey that the date on a food package refers to quality and freshness – not safety. With these changes to our labels, and the reduction in food waste they facilitated, we were able to eliminate an estimated 660 million pounds of food waste and an estimated 900,000 metric tons of greenhouse gas emissions.

Donating unsold food

When food goes unpurchased by consumers, we work to maximize its use and get it to people and places that need it. In 2015, Walmart donated $1 billion (or more than 600 million pounds of food) to organizations that distribute it to people in need in the U.S. Much of our work in this area is done through our work with Feeding America, which is detailed on pg. 93.


ASDA
wonky
VEG BOX

In the eye of the beholder: Promoting "imperfect" produce in the U.K.

Our Asda business decided to help educate customers about the produce nobody wanted – the imperfect pear or misshapen carrot that always was overlooked. Through discounted prices, as well as their own bags and merchandising sections called "Beautiful on the Inside," Asda set out to offer customers tips for choosing "unsightly" produce and better value for their money. The campaign also helped Asda reduce unnecessary food waste and support farmers through selling almost 1,000 tons of perfectly good produce. While Walmart helps suppliers in many markets find alternative uses for fresh but "imperfect" produce, the Asda program will be evaluated and tested in other markets over the coming years.



Recovering food

In 2015, the Walmart Foundation launched an initiative to promote innovative ways to address food waste in the U.S. Through awards totaling more than $2.3 million, the initiative is supporting 12 promising programs that have the potential to significantly reduce food waste at the production, processing and household levels. Collectively, the programs supported by the Foundation provide creative approaches that include:

- Using crowd sourcing participation to identify new food streams and match them to those in need
- Recovering food directly through gleaning
- Addressing the needs for thought leadership and infrastructure improvement
- Preventing waste on college campuses and engaging youth in recovery efforts
- Promoting models of consumer behavior change
- Assessing food waste at the institutional level



Improving sustainable food production

The practice of sustainable agriculture sits at the junction of three pressing environmental issues: the need to feed a growing global population in a way that reduces GHG emissions and conserves the use of water and land. According to the United Nations and World Economic Forum, agriculture accounts for approximately 70 percent of global freshwater consumption and 30 percent of global GHG emissions. Agriculture will need to become more efficient if it is to meet the 20 percent improvement in food availability by 2025 recommended by the World Economic Forum. To meet these challenges and to help provide a more secure food supply, Walmart is exploring ways to help significantly improve agricultural productivity, while also reducing GHG emissions and water use. (For more information on agricultural emissions, see pg. 66; for water use in agriculture, see pg. 85.) We're particularly focused on four key areas:

- Tracking and encouraging supplier yield improvements
- Increasing the availability of sustainable seafood
- Improving the sustainability of the beef supply
- Engaging smallholders

Tracking supplier yields

As part of our commitment to increase visibility into key metrics like agricultural yields, water usage and GHG emissions – what we call our Climate Smart Agriculture Platform (CSA) – we have asked the suppliers in our food business to measure and report farm productivity through our Sustainability Index. In 2015, with 77 percent of our food business responding to the Index, participating suppliers were able to report their yields for 34 percent of their sales. Moving forward, this information will help us understand where to focus and support efforts that aim to help farmers improve their yields and productivity.



Increasing the availability of sustainable seafood

Based on supplier-reported data, at the end of FY2016, in the U.S. 100 percent of Walmart and Sam's Club fresh and frozen, farmed and wild seafood is sustainably sourced in accordance with Walmart's Seafood Policy. Of this, 53 percent reported certification by the Marine Stewardship Council or managing a program in accordance with the Principles of Credible Sustainability Programs developed by the Sustainability Consortium. In addition, 98 percent of our farmed supply chain reported certification by Best Aquaculture Practices, with 2 percent of farmed suppliers committed to obtaining certification within the year. Additionally, 47 percent of our suppliers reported involvement in Fishery Improvement Projects, with plans in place to achieve sustainable certification. Globally, our stores in the U.K. and Canada are also working with their suppliers to sustainably source the seafood in their stores. In addition, our Brazil, Chile and Mexico markets are expanding our sustainable seafood efforts by forming policies and working with suppliers to gain more transparency into their seafood sourcing.

Improving the sustainability of the beef supply

Walmart customers expect high-quality beef products that have been raised in an environmentally responsible way. That's why we're working closely with nonprofits to better understand the environmental impacts in the beef supply chain, and collaborating with our suppliers to measure and manage them. This year, together with the National Cattlemen's Beef Association and others, we're proud to have founded the U.S. Roundtable for Sustainable Beef (USRSB). The Roundtable has already developed six high priority indicators for sustainability. These include animal health and well-being, efficiency and yield, water resources, land resources, air and greenhouse gas emissions, and worker safety and well-being. The USRSB will also work to establish methods of verifying that beef has been sustainably produced in accordance with these indicators.

In 2016, The Nature Conservancy will publish a white paper, "U.S. Beef Supply Chain: Opportunities in Fresh Water, Wildlife Habitat, and Greenhouse Gas Reduction". Walmart and The Nature Conservancy developed this project to gain a better understanding of the key environmental impacts across the U.S. beef supply chain, as well as the opportunities to reduce these impacts. The hope is that this information will allow stakeholders to take more informed positions within influential multistakeholder initiatives, such as the Global and U.S. Roundtables for Sustainable Beef, and to improve the design of supply chain engagement programs. The Conservancy assessed the main impacts of the U.S. beef supply chain, reviewing the relative impacts of key production phases (ranch and farm grazing, feed production, feedlots, and harvest facilities) on three types of environmental impacts: fresh water (both water supply and water quality), wildlife habitat and greenhouse gases (GHGs). This analysis was done as part of the collaboration between The Nature Conservancy and Walmart, with funding support from Walmart.



Helping verify the sourcing of cattle

Cargill Cattle Feeders, LLC, the cattle supply arm of the Cargill's U.S. beef business, has created a verified beef supply chain sustainability assessment program for Cargill feed yards, as well as for the feedlots operated by Friona Industries that supply Cargill with cattle. The program includes a producer questionnaire for key cattle suppliers to Cargill's beef business. The assessment began with a yearlong focus on the economic, environmental and community impacts of Cargill's four feed yards in Texas, Kansas and Colorado. After the initial phase of discovery and data collection, an analysis was made to support ongoing improvements that will be appropriate, meaningful, holistic and verified. The assessment was completed late in 2015, and Cargill shared findings with Walmart.



Local Sourcing in Wal-Mart de México y Centroamérica

Walmart de México is strengthening its relationships with produce growers in Mexico by establishing direct and long-term sourcing arrangements with local farmers. Through local sourcing, growers have a stable market for their produce, and customers receive fresher food. Since beginning this program in 2014, Wal-Mart de México has increased its local sourcing to 13.4 percent of its produce supply, with plans to continue this growth.

Additionally, Walmart Central America's direct farm program, Tierra Fertil, trains farmers and promotes best practices to increase productivity and reduce impact to the environment. In 2015, this program trained more than 2,500 small- and medium-sized farmers, more than 400 of whom were women.

Engaging smallholders

Many of the world's poor live in rural areas, surviving on less than $2 a day. Most are dependent on agriculture, working small plots of land for their livelihoods and to feed their families. Yet, these smallholders are not part of the formal economy. According to the World Bank, economic growth in the agricultural sector is twice as effective at reducing poverty as growth in other sectors of the economy. Yet too often, significant barriers stand in the way of individuals realizing the benefits of their labor. Lacking in capital to invest in and grow their farms, and without access to predictable and functional markets for their crops, many small-scale farmers find themselves unable to escape from a life of subsistence and poverty.

To help smallholders in emerging markets improve their incomes and increase and strengthen their crop yields, Walmart and the Walmart Foundation have committed by the end of 2016 to providing training to 1 million farmers and farm workers – half of whom will be women. At the end of 2015, we've supported programs that trained more than 900,000 farmers, of whom more than 400,000 were women. Additionally, Walmart helps provide technical assistance to small- and medium-sized growers in our supply chain through our various sourcing organizations, such as U.K.-based International Procurement and Logistics, U.S.-based Global Food Sourcing and Hortifruti in Central America. The training ranges from information sessions on retail sourcing standards to store visits that allow farmers to experience their products from the vantage of our customers.

Strengthening the cashew sector in West Africa



As part of our efforts to strengthen agricultural production of key commodities and across sourcing geographies, Walmart is working with our suppliers and other organizations in West Africa to increase cashew processing capacity and bolster farmer training programs. According to the African Cashew Initiative, West Africa grows 45 percent of the world's cashew supply, making it one of the world's most important cashew-growing regions. Despite this significant production volume, the region processes less than 2 percent of global cashews, due to a lack of processing capacity. Additionally, cashew yields in West Africa are only half of those in Southeast Asia.

In 2015, the Walmart Foundation awarded a $1 million grant to African Cashew Alliance to train 35,000 smallholder cashew farmers in Africa, approximately 50 percent of whom are women. This grant seeks to help West African cashew farmers increase their yields. If West African cashew farmers could double their yield, it would increase the world's supply of cashews by more than 40 percent.

Walmart also joined the board of the African Cashew Initiative to help strengthen the global competitiveness of cashew production and processing in sub-Saharan Africa. Walmart continues to work with its suppliers to secure financing and increase cashew processing capacity and efficiency. Building processing capacity and improving yields in West Africa contributes to the local economy, reduces food miles and increases the availability of cashews for our customers.

Sustainability in the food supply chain

To focus our CSA efforts, we conducted internal and external interviews to gather insights on prioritizing commodities by overall environmental impact, their importance to our business goals and the potential for us to make an impact throughout the supply chain. These conversations identified dairy, beef, pork, poultry and grains as priority commodities. We also identified practices that can help us and our suppliers make a difference in the impacts of these commodities. These include:

- *Using a Low Energy Precision Application* (LEPA) to deliver close-to-the-ground, low-pressure, spray irrigation to grains, row crops, certain produce crops and sugar cane to reduce evaporation
- *Optimizing the time of slaughter* to minimize days cattle are on feed, which can reduce overall costs and the environmental impacts from methane, manure and grain feeding, as well as potentially improving meat quality and marbling
- *Promoting a holistic approach to reducing the supply chain's water footprint* through a collective action program that promotes the protection of watersheds, improves access to water and protects water quality
- *Implementing a comprehensive food waste reduction program* across our operations and throughout our supply chains that is designed to reduce costs, increase revenues and decrease Walmart's environmental impact

By encouraging measurement, disseminating best practices and reporting aggregate progress through CSA, Walmart hopes to accelerate the adoption of better practices in our food supply chain and the broader food system. We believe this effort will improve environmental outcomes as well as the well-being of farmers and consumers.



Notes from the field: Challenges to providing sustainable, affordable food

Scaling relief

As we progress toward our goal of providing 4 billion meals to families in need, one key challenge has been balancing the need for interventions at scale with the unique needs of local communities. This has required diversification of investments beyond direct program delivery, sometimes to address a system-level issue, or sometimes to invest in building nonprofit capacity to help ensure organizations have the infrastructure, food, staff and training to assist families in need.

Reliable information for customers

As the world's largest grocer, we aim to take a leadership role by becoming a trusted source for clear and relevant information related to healthy eating. With fad diets and conflicting nutritional advice leaving many consumers confused and even intimidated, we are working with nonprofit organizations across the U.S. to help empower people to make healthier, informed choices.

Finding substitutes

Sometimes it's challenging to find food substitutes or processes to make healthy advances without compromising taste, convenience, texture and other important qualities. We're committed to finding solutions for healthier foods without sacrificing the characteristics our customers expect, and that takes time.

Achieving sustainable supply

Walmart is often far-removed from the impacts that happen on the farm, at the point of food production. To implement sustainable production practices requires us to collaborate across the industry to build the capacity for transparency and to encourage behavioral and cultural change among producers. This often means balancing priorities, such as working for certification standards while maintaining low prices, and finding the right technological and economic incentives to drive sustainability.



Supporting transparency and quality in the products we sell

More than ever, people want to know more about the food and other products they buy. Not only do they expect them to be safe, but also, they want to know how they were made, and with what ingredients and materials. Yet the flood of information readily available from experts and peers, through the media or at the stroke of a keypad, can often confuse or concern as much as inform.

Walmart aspires to help make choices easier and more transparent for people. We serve hundreds of millions of customers every year, and we advocate for them among suppliers for the kinds of products they want and need. Not only are we working every day to enhance product safety, but also, we're collaborating with others to reduce chemicals of concern and promote animal welfare. We're also working with government agencies and others within the retail industry to provide better standards for clear, transparent information about products.

Promoting transparency and product quality is good for business as well as society. Meeting customer needs for transparency and product quality drives innovation in product development and production, which in turn drives sales and fosters customer trust.

In the following discussion, we highlight our progress in three strategies to promote transparency and quality of products:

- **Enhancing food and general merchandise product safety**
- **Reducing chemicals of concern**
- **Promoting animal welfare**


SUB ZERO
STORAGE

Safety



Chemicals



Animals

Supporting transparency and quality in the products we sell: Progress against commitments

As of Fiscal Year End 2016

Initiative	Commitment	Progress
Reducing chemicals of concern	Disclose online ingredient information.	Engaged 76 percent of suppliers queried through our Sustainability Index in 2015 to report on their online ingredient disclosure practices, with 78 percent of those suppliers reporting that they disclose ingredients online for all their products (according to a nationally recognized standard).
	Reduce, restrict and remove use of high-priority chemicals using informed substitution principles.	Achieved 95 percent reduction by weight in Walmart U.S.
	Strive toward formulating and labeling private brand products in accordance with U.S. EPA's Safer Choice program.	Began adding Safer Choice certification to our private brand products and will continue our work to offer even more of these products to our customers.
Promoting animal welfare	Advance the humane treatment of farm animals and responsible antibiotic use.	Released our positions on animal welfare and responsible antibiotic use in May 2015. (http://corporate.walmart.com/policies).

Enhancing food and product safety

Walmart is committed to selling food and products that meet high standards for safety. We are also striving to be transparent about the kinds of components and ingredients used to create them in the first place. Customers think a lot about what they put in and on their bodies. They deserve to know what's in what they buy, and we are working on ways to help them make more informed buying decisions.

Increasing food safety and transparency

When it comes to the food that we sell, Walmart strives to make it affordable while continually raising the bar on food safety. Today, average customers are further removed than ever from food production. Yet customers are also more interested than they were in recent decades in understanding where their food comes from, what's in it and how it's made.

Walmart welcomes this development. We're responding by requiring greater transparency and information about the food we sell. Our job is not just to have this information available, but to make it accessible for customers to understand and use in their shopping decisions. In doing so, we help meet the needs of our customers, and we help create demand for a more sustainable supply of food.

To increase food safety and transparency, Walmart collaborates closely with our supply chain partners. We encourage upstream accountability by communicating our policies and standards and by establishing consistency within global requirements and audit protocols.



Product safety

According to the U.S. Consumer Product Safety Commission (CPSC), deaths, injuries and property damage from consumer product incidents cost the nation more than $1 trillion annually. As the world's largest retailer, in 2015 we worked to positively improve these numbers through our robust product compliance program.

Product compliance

We're committed to selling products that comply with applicable safety laws and regulations. However, existing laws and regulations are the minimum level of safety we require. In some instances, we create our own Walmart- and Sam's Club-specific requirements that exceed regulatory requirements. In 2015, we focused on expanding our ability to identify and monitor supplier and product compliance and to hold suppliers accountable for adhering to our standards. Our focused attention on product compliance across our supply chain gives our customers trust in the items we sell.

Customer engagement

We value the trust of our customers. We work to preserve that trust by raising our customers' and members' awareness of product risks and by sourcing safe and affordable merchandise to help our customers save money and live better.

Compliance with applicable requirements is only part of the product safety equation. That's why, in 2015, we participated in several national consumer education campaigns in collaboration with the U.S. government on areas of concern for federal agencies. We focused specifically on swimming pool safety, lead poison prevention and the Anchor It campaign to prevent furniture and television tip-over accidents.

Product recalls

From October 2014 through September 2015, the U.S. Consumer Product Safety Commission conducted nearly 415 consumer product recalls involving approximately 68 million units. On occasion, one of these recalls would involve a product sold at Walmart or Sam's Club. When this happened, we worked to remove the product, implement sales blocks at the register and notify our customers and members as appropriate.

Regulatory inspections

The regulatory inspection process provides an important way to quantify and benchmark food and product safety. Walmart works to see that all stores and clubs operate in compliance with local, state and federal regulations, and assists them in the resolution process for all critical violations noted on regulatory inspection reports. To help with this process, we require transparency from stores and Sam's Club locations. They must report regulatory contacts (including inspections, letters, phone calls and emails), so that we are aware of all concerns across our enterprise that have been identified by regulatory agencies.

Our regulatory review process includes a detailed review of all findings and corrective action plans for any findings noted. These findings and action plans are tracked through a closed-loop system that allows us to focus on root cause analysis and a long-term corrective action process.

With the application of this closed-loop process, we have seen continual reductions in the number of both critical and noncritical findings noted per inspection. The system identifies trends in regulatory exceptions, allowing us to focus our efforts and share best practices across the company.



Reducing chemicals of concern

Walmart U.S. and Sam's Club have worked with Environmental Defense Fund and a range of other NGOs, suppliers, academics, government and industry stakeholders to develop a company policy on sustainable chemistry for the formulated consumable products that we sell. Our customers expect that the products they buy are safe, affordable and sustainable, and we're striving to meet those expectations. We're working with suppliers to reformulate household cleaning, personal care, baby, pet, beauty and cosmetic products to remove, reduce and restrict the use of priority chemicals and replace them with safer alternatives.

To do this, Walmart is communicating with our suppliers regarding our expectations, and we're collaborating with stakeholders to accelerate the development of safer ingredients and improve transparency. When we set our Sustainable Chemistry Policy in place, we knew that effective measurement would be necessary to assess our progress and identify areas of improvement. It's not an easy task. Understanding a business chemical footprint is an evolving area and involves many factors, not the least of which is the need to protect suppliers' proprietary information. Through close collaboration with Environmental Defense Fund, we have an initial framework for evaluating our chemical footprint using UL's WERCSmart™ platform for in-scope formulated consumable products. We started with quantitative indicators because we believe that, over time, they will adequately inform us about our policy's effectiveness in achieving our goals of increasing ingredient transparency and advancing the safer formulations of products.

Disclosing ingredients to customers

Walmart's sustainable chemistry policy helps customers learn what's in personal care and household products like baby lotion, cleaners and pet shampoo. In 2015, we started listing those ingredients on Walmart.com for our private brands. We also asked national brand suppliers like Procter & Gamble and Revlon to list product ingredients on their own websites, giving access to this information in multiple locations, so customers can make more informed choices. This year, we engaged 76 percent of suppliers queried through our Sustainability Index to report on their online ingredient disclosure practices. Of those, 78 percent reported that they disclose ingredients online for all their products according to a nationally recognized standard.

Safer product formulations

In coordination with scientific experts and industry groups, Walmart has identified high priority chemicals (HPCs) that we are seeking to phase out of the products we sell. In our Sustainable Chemistry Policy, we have initially focused our attention on these substances, as they possess certain properties that can affect human health or the environment. Our goal is to reduce, restrict and eliminate the use of HPCs by using informed substitution principles. We have been asking our suppliers to reformulate their products to meet our expectations. When suppliers are unable to remove HPCs, we ask

Improving the formulation of beauty and personal care products

Walmart is participating in the Beauty and Personal Care Initiative (BPC), led by Forum for the Future, a nonprofit organization working on solutions to complex sustainability issues. The BPC launched with an industry-wide summit in September 2014, where Walmart and Target convened a discussion on the ways the industry can collaboratively work toward better, more sustainable beauty and personal care products. A year into the initiative, the BPC has identified key systemic barriers and is launching an industry leadership group to address them in practical, systematic ways.

"Greater online access to ingredient information gives shoppers the resources they need to make healthy product decisions."

- Boma Brown-West, manager of Consumer Health at Environmental Defense Fund



them to develop time-bound action plans to reduce, restrict and eliminate usage as well as to engage in broad stakeholder initiatives to work toward industry-wide solutions. To date, we have successfully removed 95 percent of HPCs by volume weight from the products we sell in Walmart U.S. that are in the scope of our policy.

Designating "Safer Choice" products

The combination of safety, affordability and product performance is very important to Walmart. The Environmental Protection Agency's (EPA) Safer Choice certification program helps consumers, businesses and purchasers find products that perform well and that are designed to be safer for human health and the environment. Since we've announced our policy, we've begun adding Safer Choice certification to our private brand products, and we will continue our work to offer even more of these products to our customers.

It's clear that there is still plenty of work ahead, but we're confident that we'll continue to make progress in the coming years. We remain committed to our Sustainable Chemistry Policy as a means of improving our chemical footprint. We'll refine and continue to measure our progress and pinpoint key opportunities for improvement.

For more details about the Walmart Sustainable Chemistry Policy and our chemical footprint methodology, please visit **walmartsustainabilityhub.com**.

Promoting industry collaborations

Walmart is committed to collaborating with stakeholders to meet the challenges posed by advancing safer chemical formulations in products. This year, we joined the Green Chemistry and Commerce Council's Preservatives Project, which works to accelerate the commercialization of new, safe and effective preservative systems for personal care and household products. We are also participating in The Sustainability Consortium®'s (TSC) Common Chemical Criteria Task Force. Its goal is to provide the home or personal care industry with consistent, transparent and credible guidance for the evaluation and prioritization of chemicals, and to provide management recommendations for chemicals that meet specific criteria.

Supplier leadership

Henkel, Walmart Sustainability Leader and the 2015 sustainability supplier of the year for Walmart U.S. consumables, has gone beyond ingredient transparency disclosure to empower consumers with additional information on fragrances. Ingredient information for Henkel everyday products can be accessed on Henkel's website at **www.henkel-northamerica.com**. Henkel is now disclosing ingredient information online related to the EU 26 allergens for their everyday products. Henkel understands that some consumers have specific concerns about fragrance ingredients that may cause allergies in individuals sensitive to the ingredient.

Through ingredient transparency, consumers can more easily tailor their product selections. Scientists at Henkel consider sustainability to be a key parameter during the product development phase, starting even from the basic research, to design new products and formulations and continuously improve the environmental and social footprint. Sustainability is thoroughly reviewed and subjected to a rigorous internal protocol throughout the project management process. Two examples are as follows. First, Henkel partnered with Walmart on the US launch of Persil® ProClean® laundry detergent in 2015. For Persil, Henkel provides a dual-compatible formula that is suitable for all washing machines including HE. Persil Power-Liquid 2in1 is Henkel's top-performing variant and can be used as both a detergent and a pre-treater. These product design aspects bring efficiency in packaging and transportation and convenience for consumers. Second, is Henkel's Dial® Complete® Foaming hand soap, where the new formulation has a significant reduction in carbon footprint paired with a substantial increase in renewables content, while still meeting the high standards of performance that consumers have come to enjoy from the Dial brand.



Promoting animal welfare and responsible antibiotic use

Walmart believes that animals should be treated humanely throughout their lives and that antibiotics should be used responsibly to preserve the effectiveness of antibiotics in human and veterinary medicine. In May 2015 we announced our positions on farm animal welfare and responsible antibiotic use.* Walmart expects that its suppliers do not tolerate animal abuse.

Walmart supports the globally recognized "Five Freedoms" of animal welfare:

- Freedom from hunger or thirst
- Freedom from discomfort
- Freedom from pain, injury or disease
- Freedom to express normal behavior
- Freedom from fear and distress

We are committed to working with suppliers and other organizations to implement practices consistent with these freedoms and with the judicious use of antibiotics. We're asking our suppliers to eliminate their use of antibiotics for growth promotion and to publicly report antibiotics use.

With the recent release of our egg position, we have taken the first step in implementing our animal welfare position through our supply chain. Over the coming year, we will be working to develop similar category-specific positions with comprehensive and timebound commitments across our meat and dairy business.

In addition to our company commitments, we applaud our suppliers and others who have made significant contributions to advancing animal welfare and responsible antibiotic use this year. They include:

- The National Milk Producers Federation made several notable changes in the National Dairy Farmers Assessing Responsible Management (FARM) Program version 3.0, including expediting the timeline for eliminating the practice of tail docking of dairy cattle from 2022 to January 1, 2017. Since January 2014, Dairy Farmers of America enrolled more than 8,000 member farms in the FARM program, representing more than 95 percent of member milk production
- Cargill, Smithfield Foods and Tyson, which have shown leadership in reducing use of antibiotics in beef, pork and chicken, respectively, in advance of a Food and Drug Administration directive calling for an end to using medically important antibiotics for growth production

One of the challenges in this space is the lack of visibility and data on current practices. We've developed an animal welfare and antibiotics survey that we're asking our suppliers to complete. Our goal is to work with The Sustainability Consortium and industry and nonprofits to integrate animal welfare metrics into our Sustainability Index as we move ahead.

*(http://corporate.walmart.com/policies)



Supporting the safety and dignity of workers everywhere

Global economic development has helped lift millions of people out of poverty. Yet the well-being of people who produce goods for the world's supply chains can be overlooked. In some instances, workers – especially those in emerging markets – have little expectation of finding decent work where even basic safety standards are applied. These workers may be subjected to poor air quality, lack of emergency protocols, excessive overtime, delayed compensation or even forced labor.

Walmart believes that all people deserve safe, healthy working conditions that are free from coercion. Though we are one actor among many, Walmart recognizes these risks and the importance of supporting workers in our global supply chain. Through our Responsible Sourcing program and collaborative initiatives, we're working to promote dignity and respect for the men and women who make the products we sell. We set high standards of worker dignity and well-being in our own operations and promote responsible sourcing practices throughout our global supply chain. We are also working collaboratively with other companies, governments and nonprofit organizations to help improve working conditions and employment opportunities for workers around the world.

Improving the safety, freedom and livelihoods of workers not only benefits them, their families and communities, but also, it strengthens our business, too. When workers have what they need, product supplies remain stable and quality is often improved. And customers want products that are sustainable not only for the environment, but also, for the people who made them.

Walmart supports the safety and dignity of workers through two main strategies:

- **Promoting responsible sourcing practices in the global supply chain**
- **Focusing on safety, health and environmental compliance in our operations**



Sourcing



Compliance

Supporting the safety and dignity of workers everywhere: Progress against commitments

As of Fiscal Year End 2016

Initiative	Commitment	Progress
Promoting responsible sourcing practices in the global supply chain	Provide supply chain capacity-building training to suppliers and facility managers.	Launched our Responsible Sourcing Academy in 2015, which provides suppliers and facility management with tools and training opportunities designed to influence continuous and sustainable improvement.
	Collaborate with other organizations to empower workers in the Bangladesh ready-made garment industry.	Collaborated with the Alliance for Bangladesh Worker Safety – of which Walmart is a founding member – to train more than 1.1 million factory employees on basic fire safety and to offer an anonymous helpline for workers in more than 400 factories in Bangladesh.
	Collaborate with other organizations to address forced labor and human trafficking risks in the global supply chain.	Walmart participated in the Consumer Goods Forum, which agreed in January 2016 to address forced labor as an industry priority. Over the past two years, the Walmart Foundation has supported International Justice Mission, Polaris and Issara Institute, organizations that work to increase human dignity in the supply chain.

Taking a risk-based approach to auditing

In early 2015, we implemented a risk-based approach to auditing that focuses on areas posing the highest potential risks to social, safety and environmental compliance. Currently, our approach includes a consideration of country governance risk factors to assess potential facility risk. Using the Worldwide Governance Indicators from the World Bank, we consider how factors like government effectiveness, rule of law, control of corruption and government stability affect the risk of noncompliance in certain facilities in a particular country. In the future, we may evolve our risk-based approach to include additional factors such as industry- or supplier-specific risks.





Responsible sourcing in the global supply chain

Walmart values the men and women around the world who work to produce the products our customers want. We expect our suppliers and their facility managers to provide workers with safe and healthy employment conditions.

Through our Responsible Sourcing program, we're striving to create meaningful, sustainable changes for workers in our global supply chain. We focus our efforts in areas such as:

- Setting strong expectations for suppliers
- Establishing accountability through audits and other tools
- Building capacity within the supply chain through training and worker well-being programs
- Collaborating with industry stakeholders to promote supply chain responsibility

Setting expectations for suppliers

We consider the safety and well-being of workers across our supply chain a high priority. Walmart provides our suppliers with our standards for suppliers as well as a standards manual to make clear our fundamental expectations regarding, among other things, the treatment and safety of workers and the suppliers' impact on the environment. We expect compliance with these standards from our suppliers and their facilities. Walmart's standards for suppliers are available online at: **http://corporate.walmart.com/sourcing-standards-resources**.

We expect suppliers to display our standards in all facilities falling within the scope of our Responsible Sourcing program. The standards for suppliers must be displayed in the language spoken by the majority of workers, as we want the workers themselves to know our expectations of suppliers and facility management. We also require these facilities to display a toll-free phone number, email address and website where workers can anonymously report concerns in their local language. Walmart uses these reports to inform potential investigations and auditing decisions.

Establishing accountability through audits and other tools

All facilities within the scope of Walmart's Responsible Sourcing program must be disclosed to us and available for an audit. If we find that a supplier is producing merchandise in, or subcontracting to, an unauthorized facility, that supplier may lose the ability to do business with Walmart.

We use detailed social, safety and environmental compliance audits to evaluate the practices of facilities within the scope of Walmart's Responsible Sourcing program, including whether:

- Workers are properly paid for all labor hours
- All labor is voluntary
- Facilities comply with all child labor laws and standards
- Working hours are not excessive and are consistent with local laws or regulations
- Facilities meet health and safety standards

Audit results are assigned a color rating based on the type and severity of issues found, and facilities can be re-audited on a schedule based on those ratings. We use these ratings to help make decisions regarding our use of particular suppliers and facilities. Facility audit results are sent to suppliers using that facility, and it is the suppliers' responsibility to work with facilities to remediate audit findings.

Building supply chain capacity

Although primary responsibility for compliance with our standards rests with our suppliers, we recognize our potential to positively influence the global supply chain by leveraging our size and scale. Our Responsible Sourcing Academy aims to do just that by providing suppliers and facilities with tools and training opportunities designed to influence continuous and sustainable improvement. The Academy currently includes the following programs:

- *Responsible Sourcing Audit Orientation* – provides new suppliers and facilities with training in social and environmental compliance; fire, chemical and machine safety; dormitory and canteen standards; region-specific trends; and more.
- *Violation Correction Training* – addresses common trends related to social and environmental compliance, offering root-cause analysis and methods to address those issues in locally relevant ways, and culminating in the development of plans to remedy potential violations.
- *Orange School Program* – trains facility management to proactively identify noncompliance issues and develop a systematic approach to continuous improvement using root-cause analysis methodology and procedures.
- *Supply Chain Forum* – invites suppliers, facilities and stakeholders from similar sourcing regions to discuss relevant issues and share best practices.

We'll continue to evaluate and evolve the Responsible Sourcing Academy to meet the changing needs of our suppliers and other stakeholders.

Empowering and developing workers

Alongside these training efforts, Walmart and the Walmart Foundation are developing programs to support the well-being of workers in the global supply chain. We believe all workers, no matter where they live, should work in a safe environment and have the opportunity to grow. In addition to the training we're doing for women workers around the world (see pg. 33), we're also focused on the issues of forced labor and human trafficking.



Collaborating with industry stakeholders to promote supply chain sustainability

We work to promote a responsible supply chain by identifying areas where we can leverage our scale and assist our suppliers in making a positive and lasting impact on the people and communities where they operate. But we can't do it alone; many issues in consumer goods supply chains cannot be solved through the actions of any one company.

While we continue to manage supply chain risk through audits, programs and training, we're also collaborating to address complex, systemic issues that affect the entire sector. We believe this more collaborative approach will create greater impact in our supply chain, and do so more effectively. By joining forces with industry stakeholders, nonprofit organizations, governments and other partners, we are working to improve transparency, empower workers and drive positive change throughout supply chains.

Improving labor conditions in the produce supply chain

In agriculture, we work with suppliers and their growers to help them better understand Walmart's expectations and improve conditions for workers. Through collaboration with other stakeholders, we are striving to develop mechanisms to improve the safety and well-being of growers and farm workers, who typically fall outside the scope of Walmart's and other retailers' audit programs.

For example, in 2014 Walmart joined the Fair Food Program,



Polaris: Fighting human trafficking in Mexico

The U.S. State Department has identified Mexico as a source and destination for people in forced labor. In this environment, the nonprofit organization Polaris works to disrupt human trafficking by equipping key stakeholders and communities to identify, map and eliminate trafficking networks. They also use targeted campaigns to address and prevent human trafficking, and effectively respond to its victims. The Walmart Foundation awarded Polaris a grant of nearly $1 million to help the organization further its efforts to end modern slavery in Mexico. The grant will be used to build the capacity of a human trafficking hotline within Mexico and create a thorough assessment of stakeholders and policies that have direct impact on the issue.

a unique partnership among farmworkers, Florida tomato growers and participating retail buyers organized by the Coalition of Immokalee Workers (CIW). The Fair Food Program encourages humane working conditions for the workers who pick fruits and vegetables on participating farms. Our work with the CIW includes:

- Working to expand the Fair Foods Program beyond Florida to the tomatoes we purchase from participating Florida-based growers with operations outside the state
- Committing to using suppliers who best reflect the principles of the Fair Food Program
- Exploring whether the Fair Food Program can be expanded to crops beyond tomatoes in our produce supply chain

In 2015, we also began testing a program with a select group of tomato growers in Mexico. In this project, we are assessing the viability of combining tools, such as grower self-assessments, supplier capability assessments and verification audits, to better manage risk at the grower level. We will continue to assess test program results as we work to understand how best to address potential risks upstream in our supply chain.

Addressing human trafficking and forced labor

Perhaps the most marginalized workers in globalized supply chains are those who are forced to work, coerced to accept unsafe conditions or abuse, or are subject to other forms of exploitation. For workers who find themselves in exploitative conditions, the very act of trying to earn a living can potentially put them in physical and emotional danger and lead to ongoing economic uncertainty and hardship. That's why we are working with suppliers in high-risk categories to reinforce our standards and expectations and training them on effective management systems. We're also asking key shrimp suppliers to map their supply chains and encouraging them to adopt controlled supply chains, where the supplier can verify the origin of the materials and labor that go into a finished product, as well as the conditions under which the product was produced at every stage. Since human trafficking and forced labor affect many industries, addressing them requires coordination between business, government and nonprofit organizations. At Walmart, we're working to form coalitions and engaging with governments to develop solutions to confront these challenges in the global supply chain through collective action.

In late 2015, one of the industry associations we support – the Consumer Goods Forum (CGF) – reached a consensus to address forced labor as an industry priority. The CGF brings together more than 400 retailers, manufacturers and service providers in the consumer goods industry to create positive change across the retail industry. Walmart's Responsible Sourcing representatives on CGF's Social Sustainability Committee helped drive this industry-wide priority.

We're also collaborating with International Justice Mission (IJM), an organization that works to fight human trafficking. Asda, Walmart's business in the U.K., sponsors Stronger Together, a multistakeholder initiative aiming to reduce the risk of human trafficking, forced labor and other hidden third-party exploitation of workers in U.K. companies' supply chains. Stronger Together provides downloadable resources for employers, labor providers, workers and worker representatives. And finally, Walmart is working with the Shrimp Sustainable Supply Chain Task Force, an initiative established by a group of Thai seafood suppliers that works to improve standards and compliance at all levels of the shrimp supply chain.

Creating safer working conditions in the ready-made garment industry

Walmart is working toward meaningful and sustainable reform of the ready-made garment industry. We are a founding member of the Alliance for Bangladesh Worker Safety, a group of brands and retailers seeking to create safer working conditions for men and women in the ready-made garment industry in Bangladesh. According to the Alliance's second annual report, published in September 2015, it has:

- Trained more than 1.1 million factory employees on basic fire safety
- Provided a helpline in more than 400 factories where workers can anonymously report safety or other job-related concerns
- Provided, together with factory owners, wages for more than 6,000 displaced workers
- Published the results of factory inspections on its website, along with corrective action plans for factories entering remediation



Additionally, we've committed $1.6 million – with $1.2 million contributed through the end of 2015 – to improve safety training via the newly created Environmental Health and Safety Academy (EHS) in Bangladesh. The purpose of EHS Academy is to provide a local, long-term platform for addressing fire safety challenges in the supply chain through technical training and engagement.

Walmart also works with the Better Work Program in several countries. The International Labour Organization and the International Finance Corporation launched the Better Work Program to improve factory working conditions in the garment sector. Program components include monitoring factories, conducting training modules for workers and engaging with key stakeholders, including workers, factories, communities and governments.

Asda, Walmart's business in the U.K., is a founding member of the Ethical Trading Initiative (ETI) and works within a multi-stakeholder environment on industry issues such as home workers, working-hours projects, fire safety, living wages and purchasing practices. ETI touches a wide spectrum of issues to help drive positive change through the supply base from which Asda sources.

Issara Institute: Anti-trafficking work in the seafood industry

With a grant of more than $400,000 from the Walmart Foundation, Issara Institute aims to improve how anti-trafficking work is done around the world, through a focus on metrics and analytics to pinpoint the cost-effectiveness and impact of programs. Launched in 2014, Issara Institute was formed as a public-private sector platform to tackle human trafficking and forced labor in Southeast Asia's seafood supply chain. Through the grant, Issara Institute will increase the capacity of its reporting hotline, improve its use of mobile technology to reach workers and update its information technology systems for better processing and analyzing of data. The Institute will also use the funds to host discussions with nonprofit, academic, donor community and private sector organizations to share the insights and engage in collective problem-solving.





Maintaining safety, health and environmental compliance in our operations

As Walmart buys, moves and sells products in stores across 28 countries, complying with safety, environmental and other regulations helps us to create a safer environment for our associates and customers. Throughout our operations all around the world – whether in our stores, distribution centers, production facilities, pickup points or on the road – we address safety and compliance by training associates, enforcing stringent standards and fostering continuous improvement and innovation through improved communication and collaboration.

Environmental compliance

When it comes to environmental impact, Walmart aims to meet the highest standards of compliance and to promote sustainable business practices within our operations and throughout our supply chain. Our environmental compliance programs guide our responsible management of waste materials, including wastewater, stormwater, air emissions and recyclable materials. Around the world, subject matter experts train our associates in all markets to comply with environmental regulations and implement best practices. In the U.S., environmental regulatory agencies inspected our facilities more than 2,100 times and found no significant violations.

Since 2010, Walmart has made a significant effort to recycle as much as possible within local guidelines. In compliance with appropriate recommendations, we recycle lead-acid car batteries, lamps and bulbs, tires, automobile oil and spent cooking oils. Such recycling programs create a double bottom line: They help preserve our natural resources, and they're good for our business. In fact, automobile and cooking oil recycling alone has generated more than $147 million in additional revenue for our business over the past six years.

Health and wellness compliance: process and progress in our store pharmacies

In a complex and constantly changing industry, Walmart's health and wellness compliance group helps to ensure the safe operation of our pharmacies. This group works to protect our pharmacy customers and the communities in which we operate through monitoring compliance with local and national regulations.

We reorganized controlled substance mandatory trainings in the U.S. for new pharmacists, technicians and pharmacy sales associates. Through the elimination of redundant material, the new program saves nearly $1 million annually by reducing the time actually spent in training by three hours per associate. At the same time, it provides a more targeted training that mirrors associates' experience.

We continue to improve our programs to better serve the health and wellness needs of our customers. In 2015, we expanded our pharmacy offerings to include additional types of immunizations and certain medication.


Walmart

Fleet safety

Each year, we move millions of products from manufacturers to Walmart distribution centers, and from distribution centers to the shelves in our stores. Our logistics network operates one of the largest and safest fleets in the U.S., and our drivers clock thousands of miles each day to make millions of deliveries to our stores and clubs. Our fleet drove more than 700 million miles last year, and was again recognized at the 2015 American Trucking Association's Safety and HR National Conference as the industry's safest fleet in its class for 2014. This year we also had more than 25 drivers surpass 3 million miles or more without a preventable accident.

OSHA compliance

In FY2015, our OSHA compliance safety team worked to improve corporate safety programs in technical safety areas like working from heights. We continue to mature our Compliance Champion program with a champion now in place at every store. Our Compliance Champion program is intended to foster a culture of ethics and compliance. Members of store management recommend associates to the Compliance Champion program; the champions promote ethics and compliance values, programs and policies with other associates throughout the store. Nationwide calls are conducted monthly to enhance their knowledge and understanding of all facets within compliance, including a culture of safety.

Licenses and permits

Each year, Walmart's licensing compliance group secures or maintains more than 215,000 licenses and permits globally to keep our doors open for business and products available to customers.

Licenses and permits affect the sale of many items such as food, prescription drugs, alcohol and tobacco. Obtaining the right licensure allows us to continue to meet the needs of our customers. To maintain business continuity, our licensing compliance team works hard to monitor legislative trends, evaluate our effectiveness and consistently update associate training to help fulfill all legal requirements.

Using a proprietary, web-based license managing system, our licensing compliance group procures and keeps required real estate, construction and operating licenses and permits. This includes licenses and permits relating to developing property, building facilities and distribution centers, owning and operating stores, selling merchandise and providing specific lines of service.

OSHA recordable incident rates: Walmart U.S. and Sam's Club vs. industry


Walmart
Sam's Club
Industry rate
5.98 4.54 5.90
5.44 3.97 5.40
5.37 3.87 5.60
5.25 3.82 5.30
5.02 3.77 5.30
5.04 4.00
2010
2011
2012
2013
2014
2015*

*Industry data have a one-year lay time and therefore do not appear in this chart.



Strengthening local communities

Walmart's 2.3 million associates live and work in more than 10,000 communities in 28 countries around the world. Every day, our associates bring the stuff of daily life – food, medicine, clothing, household or other items – to more than 300 million friends and neighbors in these communities.

Over the years, we have realized that we can use our strengths to serve local communities in ways that go beyond our retail mission.

For example, in times of disaster, our associates have rallied to direct donations of food, water and other supplies from our stores and distribution centers and work with others on the ground to coordinate relief and recovery efforts. Increasingly, we are working with other organizations to strengthen disaster preparedness (as well as continuing to provide relief), drawing on our philanthropy, associate expertise and relationships with suppliers, nonprofits and government agencies.

And day to day, we aim to strengthen communities by working with organizations such as hospitals, food banks, schools and youth sports – through a combination of cash and in-kind donations, customer campaigns and associates volunteering time and their considerable skills in logistics, operations and technology (to name a few).

Strengthening local communities creates value for business as well as society. Strong communities foster social stability and more inclusive economic growth – which in turn support a healthier customer base, associate talent pool and supplier base for business.

Our priorities and programs include:

- Enhancing resilience in the face of disasters
  - *Improving the speed and focus of response to disasters*
  - *Strengthening the preparedness of communities for disasters*
- Developing communities through associate, customer and company engagement
  - *Empowering associates to engage in their community*
  - *Supporting associates through scholarships and hardship funds*
  - *Investing in communities*


Walmart
Walmart



Enhancing resilience in the face of disaster

A little more than 10 years ago, Hurricane Katrina slammed into the Gulf Coast of the United States, devastating New Orleans and many other communities. Walmart became an unexpected early responder – providing more than 2,400 truckloads of supplies and 100 truckloads of donated goods, while pitching in to help coordinate relief efforts on the ground. We guaranteed job transfers for our displaced associates, helping them and their families get back on their feet, while we worked to reopen our damaged stores and restore our communities.

The experience of Hurricane Katrina taught us how we can draw on our strengths – our presence in 10,000 communities; our associates' compassion and expertise; our food, water and other products; our logistics and operations capabilities; our philanthropy; and our relationships with other community leaders – to provide relief in the aftermath of disaster. Since Katrina, Walmart and the Walmart Foundation have contributed over $56 million in cash grants as well as food, water, products and associate expertise to assist with disasters in communities around the world – from Hurricane Sandy in the U.S. to the tsunami in Japan; from the floods in the U.K. to the tornadoes in the American South; from the earthquakes in Nepal to the lead contamination of water in Flint, Michigan.

As the severity and frequency of disasters have increased, we are collaborating with others to expand our focus from providing relief to enhancing the preparedness of communities in the face of disaster in two ways.

First, we are supporting the use of technology to help improve the speed and focus of disaster response so that people, food, water and other resources are quickly deployed to the right places. According to Rensselaer Polytechnic Institute, 50 to 70 percent of the physical goods donated during disasters are non-priority items and ended up in landfills. In line with our


Yale
WAL*MART

Disaster response



Disaster preparedness

company's focus on eliminating waste in our operations and supply chain, we want to prevent waste and instead help people deploy precious resources where needed.

Second, we are investing in efforts that enhance the preparedness of communities to mitigate the loss of life and property in our communities. According to U.N. Secretary-General Ban Ki-Moon, the average cost of damage to commercial and residential buildings worldwide is $314 billion each year. Preparedness can help reduce damage and therefore the costs of relief and reconstruction.

To underscore our commitment to disaster response and preparedness, this past year Walmart and the Walmart Foundation announced a five-year, $25 million commitment of cash and in-kind contributions for relief efforts and innovations that will help enhance response and preparedness across communities around the world.

Enhancing disaster preparedness in our communities creates clear benefits for business and for society. More effective preparedness and relief programs reduce the loss of life and property and strengthen cohesiveness of communities in neighborhoods and the workplace. Our customers agree, telling us that of all the ways we help communities, one of the most important to them is our work in disaster response.

The following describes the two main initiatives in our disaster preparedness program:

- **Improving the speed and focus of disaster response**
- **Strengthening disaster preparedness**

Enhancing resilience in the face of disaster: Progress against commitments

As of Fiscal Year End 2016

Initiative	Commitment	Progress
Disaster response and preparedness	Invest $25 million through Walmart and the Walmart Foundation in response and preparedness between 2015 and 2020.	More than $5.8 million invested in disaster preparedness and response in FY16.





Disaster program contributions FY2016

Response
$2,102,000

Flood
$1,365,000

Earthquake
$250,000

Wildfire
$187,000

Severe Weather
$185,000

Other
$115,000

Preparedness
$3,742,500

Total
$5,844,500

Improving speed and focus of disaster response

Walmart and Walmart Foundation focus on disaster response initiatives includes providing relief in the wake of disasters, as well as investments in technologies and other innovations that improve the speed and focus of response.

Over the past year, Walmart and the Walmart Foundation helped 87 communities deal with disasters such as floods, hurricanes, earthquakes and wildfires, including severe weather in Texas, an earthquake in Nepal and flooding in South Carolina. Last year, we supported immediate relief efforts with $2.1 million in cash grants as well as donated products and our associates' expertise in logistics and operations. Walmart emergency operations' associates collaborated with the Walmart Foundation, responders such as firefighters and police, nonprofits such as the American Red Cross and government agencies to increase and accelerate delivery of much-needed goods and services.

Walmart also made philanthropic investments of $2.5 million in technologies to enhance the speed and focus of relief efforts, such as Good360's platform to direct donor contributions toward the specific, registered needs of local charities, and the American Red Cross RC View's platform that provides real-time data about evolving circumstances on the ground.

A decade of contributions to disaster response and preparedness – FY2006-FY2016


Response
$45,084,707
Preparedness
$10,960,500
$56,045,207 – Total


PEAK WIND GUSTS
TRACKING SANDY
INSIDE OHIO
NAS 2,987.95

Using technology to focus disaster response

The $25 million disaster commitment by Walmart and the Walmart Foundation includes grants for technologies that will accelerate and focus disaster relief efforts.

For example, in 2015, Walmart awarded a $1.5 million grant to the American Red Cross to develop a computerized data tracking tool – RC View – to help relief organizations know where to focus their efforts. In the hours and days after disaster strikes, many organizations manually collect disaster impact data – losing precious time, and often missing critical information about changing circumstances on the ground. The Red Cross has contracted with Environmental Systems Research Institute (a software company specializing in geographic management applications) to develop RC View, which will aggregate and share critical real-time data across organizations during emergency situations to enable a faster, more coordinated, and more efficient response.

Walmart also contributed $1 million to Good360 (a nonprofit that facilitates in-kind donations from consumer product companies for disaster relief) to develop and launch Disaster Recovery360 (DR360), an online giving platform that connects individual and corporate donors to the disaster relief "wish lists" of local charities. So often in the wake of disaster, well-intentioned donors send unsolicited product donations that only complicate and strain relief operations on the ground. DR360 will help channel donor goodwill to provide the right products at the right time in the right place. This year, for example, DR360 helped donors better meet needs on the ground in the Flint, Michigan water crisis, the South Carolina floods and the northern California wildfires.

Relief in Nepal

In April 2015, the Walmart Foundation teamed up with International Medical Corps to meet the urgent needs of families devastated by the earthquakes in Nepal. Within hours, International Medical Corps deployed mobile medical teams by foot, car and helicopter to the rural epicenter of the quake, providing 4,547 medical consultations over four weeks. Mobile teams provided emergency health care for those suffering from injuries and trauma; conducted emergency evacuations; distributed hygiene kits to stop the spread of disease; and provided primary health care to meet ongoing needs. Teams also constructed two long-term physical therapy units; mobilized 22 tons of supplies; rebuilt 13 health posts; and constructed 2,120 latrines – ultimately providing care for more than 185,000 people. International Medical Corps continues to work with the government of Nepal and local partners to improve emergency response; rebuild and equip health posts with medications and supplies; train health workers to provide mental health care for those still suffering; operate nutrition stabilization centers; provide ongoing physical therapy; and build overall capacity for communities to respond to future disasters.



Preparing for the worst: Cities of Service

In FY2016 the Walmart Foundation provided a grant of $300,000 to Cities of Service, a coalition of over 200 cities who have committed to developing and implementing volunteer projects that address local community needs in cities across the United States. With the grant, Cities of Service will fund disaster resilience projects within nine counties of the San Francisco Bay Area. Projects will be selected and implemented in the summer of 2016 and will engage local citizens in addressing community-specific issues and hazards that may leave the city more susceptible to disaster events.




TEAM
RUBICON



Team Rubicon: Veterans on standby for disaster response

When disaster strikes, a swift and organized response is essential to prevent loss of life as well as homes and possessions. Team Rubicon, a disaster response organization that unites the skills and experiences of military veterans with first responders, maintains a network of volunteers on standby, rapidly deploying them to assist with response efforts. These highly skilled, experienced veterans assess impact, provide basic services and help lead other volunteers to quickly expand response efforts in an effective manner. To date, Team Rubicon has responded to over 120 disasters with nearly 35,000 volunteers worldwide. Walmart and the Walmart Foundation have proudly supported Team Rubicon's operations and disaster deployments through financial support and Walmart volunteers. For example, in the 2015 Texas flooding, about 30 Walmart volunteers joined Team Rubicon during Operation Double Trouble in Wimberley, Texas, to aid in cleanup efforts.

Building preparedness in the U.S. Gulf region – United Nations $1.2M grant

Hurricane Katrina was one of the defining moments for disaster awareness around the globe. The event highlighted the need for increased disaster preparedness investments and public-private partnerships to create more resilient communities. For Hurricane Katrina's 10-year commemoration, the Walmart Foundation announced an investment in preparedness efforts for the Gulf Coast highlighting our relationship with the United Nations for ARISE: a program aimed to enhance community preparedness in the region. The grant aims to better prepare communities for disasters by generating metrics to measure disaster preparedness, developing Community Resilience Coalitions, creating preparedness plans and assessing the vulnerability of small businesses and engaging with them on disaster preparedness.

Strengthening disaster preparedness

As noted previously, the five-year, $25 million disaster commitment by Walmart and the Walmart Foundation expands our focus from response to preparedness. Our goal is to help improve the planning and response capacity of communities and their citizens , as well as convene discussions with government agencies, nonprofit organizations and other companies to share best practices in improving preparedness.

In 2015, Walmart and the Walmart Foundation commemorated the 10-year anniversary of Hurricane Katrina in New Orleans. Starting the week, Louisiana State University's Stephenson Disaster Management Institute released a white paper with support from Walmart detailing lessons learned from Hurricane Katrina and recommendations for strengthening future disaster preparedness and response efforts. Building on the study's findings, Walmart and the Walmart Foundation convened global stakeholders from the nonprofit, academic, government and corporate sectors to share best practices in disaster, and led a discussion with the Clinton Global Initiative on the future of the disaster field. Walmart also sponsored Urban league of Greater New Orleans "RISE: Katrina 10" events and helped organize over 10,000 volunteers in support of Mayor Mitch Landrieu's "Katrina 10-Resilient New Orleans" Day of Service events throughout the parishes in and around New Orleans. To conclude the week and display our investment in a more resilient Gulf Coast, the Walmart Foundation announced a series of grants for preparedness programs led by local Gulf Coast nonprofits such as St. Bernard Project and the Mississippi State Gulf Coast Community Design Studio.



Notes from the field: Challenges to building preparedness

Fragmentation
While many organizations are working in disaster response and preparedness, there is a lack of cohesion and coordination across the efforts. As a result, useful data to enhance resilience is not shared, resources are not effectively distributed, and expensive tools are duplicated. Such fragmentation inhibits the effectiveness of preparedness, burdens the relief process, and confuses accountability, coordination and role clarity.

Funding
Often, states and communities lack the financial resources to enhance disaster preparedness. Because community preparedness initiatives are often funded from state or national counterparts, they are often underfunded, or not funded at all, when compared with more chronic problems.

Local planning
Many communities lack a formal disaster preparedness plan. In communities that do have such plans established, they can be underdeveloped, fail to assess key risks to which a community is susceptible or are not widely communicated to community residents.

Technology
Technology, when used properly, can be a powerful lever during times of disaster. However, under-investment in disaster response and preparedness can leave technological vulnerabilities and gaps in generating accurate and insightful information.


ROAD
DETOUR



Spotlight on

strengthening local communities

Global company, local action

Grants

Over **$95 million** in cash grants

152,000 grants

Giving by focus area*

- Community engagement – **36%**
- Hunger relief & healthy eating – **36%**
- Health & wellness – **11%**
- Education – **6%**
- Sustainability – **2%**
- Career opportunity – **9%**

* Includes community, state giving and volunteerism grants

Products

Donated **611 million** pounds of food

Food Water Products

Local community needs

Disaster

Contributed disaster assistance to **87 communities worldwide**



Associates





Community volunteers

Associate scholarship program



more than **1.25 million** volunteer hours

Massmart in South Africa regularly spends **1 to 2 percent of its profits** supporting local vulnerable people




PARK

Customer contributions to local food banks and children's hospitals

Parking lots for disaster relief distribution

Spaces



Developing communities through associate, customer and company engagement

When Sam Walton opened his first Walmart, it was a store of, by and for the local community. Today Walmart's 2.3 million associates are fellow residents, friends, neighbors and relatives, and they remain passionate about the health of local communities.

Walmart aims to enhance the vitality of our communities not only by providing products, services and jobs through our retail business, but also by facilitating associate volunteerism as well as local donations from the company, the Walmart Foundation, customers and associates.

Strengthening local communities creates a virtuous circle of value for business as well as society. More stable, cohesive communities support business growth, creating more opportunities for associates who can better serve our customers; more engaged associates and customers create more stable, cohesive communities.

Walmart and the Walmart Foundation strengthen communities through the following initiatives:

- Empowering associates to engage in their community
- Supporting associates through scholarships and hardship funds
- Investing in communities


RUSSET POTATOES

Associate engagement



Associate support



Community investment

Empowering associates to engage in the community

Our associates around the world contributed their time, expertise and money to a variety of local causes, including education, environmental sustainability, health and wellness, hunger relief and workforce development.

To encourage associate volunteerism at scale, Walmart U.S. runs a program called Volunteerism Always Pays (VAP), through which associates earn money for eligible charities – in the form of Walmart donations – simply by volunteering at least 25 hours. In 2015, 71,000 full- and part-time associates volunteered more than 1.25 million hours, generating $12 million in Walmart donations.

In conjunction with the 50th birthday of Asda in the U.K., associates travelled the country celebrating local community groups and charities with a gift of cake and funding, in all investing more than £450,000 in more than 70 groups.

Walmart also piloted programs to better match charities to associates who have relevant skills and passion, to facilitate what is known as "skills-based volunteerism." For example, we worked with nonprofit organizations Pyxera Global and Taproot to more systematically engage Walmart associates with particular technology and leadership skills in disaster- and technology-related charitable efforts in the U.S. and India.

Developing communities through associate, customer and company engagement: Progress against commitments

As of Fiscal Year End 2016

Initiative	Progress
Empowering associates to engage in their community	Walmart U.S. associates volunteered more than 1.25 million hours to charitable organizations, generating $12 million in Walmart donations.
Supporting associates	The Walmart Foundation has given to organizations that awarded more than 800 scholarships to Walmart U.S. associates and associate dependents. Continue to support the Associates in Critical Need Trust, a public charity.
Investing in communities	Gave $46.5 million in community grants in 2015.



Supporting associates

Sometimes unexpected events strike close to home. In several Walmart markets, including the U.S., the U.K. and Brazil, hardship funds exist to support associates experiencing a crisis.

For example, the Walmart Foundation also supports the Associate Scholarship program, which encourages the pursuit of higher education by associates and their dependents. In 2015, the Foundation donated to organizations that awarded more than 800 scholarships to Walmart U.S. associates and associate dependents.

The Wal-Mart Associates in Critical Need Trust (ACNT) is a public charity supported by Walmart, the Walmart Foundation, Walmart associates and Walmart alumni. ACNT offers grants to U.S. associates facing hardship as a result of an unexpected crisis (for example, due to a fire, flood or sudden death in the family). In 2015, ACNT awarded grants totaling over $8 million.

Associate Giving Program

Through the Associate Giving Program, the Walmart Foundation matches the voluntary charitable contributions of U.S. associates to any of 11 charities, up to applicable limits:

- Associates in Critical Need Trust (ACNT)
- United Way
- American Cancer Society
- American Diabetes Association
- American Heart Association
- American Indian College Fund
- Asian & Pacific Islander American Scholarship Fund
- Hispanic Scholarship Fund
- United Negro College Fund
- Feeding America
- EarthShare

Associates supporting associates in Brazil

In 2009, Walmart associates in Brazil began "The Charity Club" – an associate-sponsored emergency fund – to help their co-workers in times of sudden, unexpected needs. Associates voluntarily authorize a monthly payroll deduction that is in turn matched by Walmart Brazil dollar-for-dollar. Any associate with a qualifying emergency situation is eligible to receive help, whether or not they donate to the fund. As of 2015, nearly 600 associates received help.

Lauren's story: Help when you need it most



Lauren has been a Walmart associate since 2012. She works as a supply chain manager for the grocery transportation team and is the mother of two small children. She never dreamed she would need the resources of ACNT – until she received a phone call from her best friend with the news her house was on fire.

Lauren and her children were understandably frightened when their home burned down. The house fire left them homeless; they lost all of their belongings, including three beloved pets. Lauren's Walmart family rallied behind her and provided donations and household goods to replace many of the things she lost.

Lauren also turned to ACNT for help during this difficult time. She applied for and received an ACNT grant, which allowed her to buy clothes and provide transitional lodging in a long-term stay hotel with her two girls. "If it wasn't for getting the grant from ACNT, I don't know what I would have done."

Investing in local communities

Walmart and the Walmart Foundation have a long tradition of supporting the communities where we operate, both in the U.S. and around the world. We provide both community and regional grants to organizations, and we collaborate with local groups to address pressing social issues within a single community. We also ask our customers to join causes, helping to raise money for nationally recognized charities. And we make a special effort to invest in the communities where we are headquartered and have the largest associate presence.

For example, Massmart in South Africa regularly spends 1 to 2 percent of its profits supporting the most vulnerable people in surrounding communities; this year, Massmart focused on projects promoting early childhood development and facilitating school maintenance and repairs. The projects affect more than 3,000 children under the age of five.

In 2015, Walmart donated more than $46.5 million in community grants within the U.S., supporting hunger and healthy eating, disaster relief and preparedness, along with many other causes that strengthen local communities.

Walmart customers supporting causes

Sometimes a little bit can go a long way. Our customers are generous and support worthy causes through Walmart.

Walmart Japan continued its store fundraising program called "Bokin." In 2015, more than 9 million yen was raised for four charitable programs, with Walmart Japan matching the contributions to each dollar-for-dollar. The charities included Seashore Forest Restoration Bokin (OISCA), Foodbank Bokin (Second Harvest Japan), Providing School Meals to Africa Bokin (Table for Two) and Sick Childcare Bokin (Florence).

In 2015, our U.S. and Canadian stores and clubs supported major cause campaigns with the help of our customers. For Children's Miracle Network Hospitals, associates and customers together raised over $60 million.

Together with customers and participating suppliers, The "Fight Hunger. Spark Change." campaign of Feeding America generated $10.7 million. During the holiday season, the Red Kettle campaign at Walmart also surpassed the $500 million mark in lifetime support of The Salvation Army, thanks to customer contributions in the familiar red kettles outside our stores and clubs.



Investing around the world

Outside the U.S., our international businesses incorporate local investment into the normal course of business. Here are some of their highlights from the past year.

1. Canada

Walmart Canada has been a supporter of Food Banks Canada and its local food bank partners since 2011, donating more than $1.1 million and $630,000 in 2015 alone. The donation is used to help fund programs that will deliver food locally to Canadians who need it most. Walmart Canada's food donation amount to food banks in FY2016 was 2.2 million pounds.

2. Mexico

In 2015, Walmart de México y Centroamérica supported the development of nearly 23,000 small suppliers, supporting the local communities where we live and work.

3. Central America

In 2015, to help the communities where we operate, we performed 230 volunteer days with participation of 8,406 volunteers who donated 39,713 hours to benefit more than 1,013,635 people.

4. Chile

El Kilómetro de mi supermercado is an initiative to support the needs of the communities within a 1-kilometer radius of each of our stores. The program provides grants to support local social projects administered by NGOs.

5. Brazil

In 2015, Walmart stores in Brazil donated more than 200 tons of food, benefiting more than 300,000 people. Throughout the year, stores mobilize to engage with civil society organizations in product campaigns with customers and associates.

6. Argentina

Walmart Argentina's annual campaign, "With a little we do a lot," invites customers to round up their change and donate to worthy causes. The campaign is in 86 stores around the country. In 2015, AR$900,000 was collected, which was donated to Cåritas National Commission and four other organizations.


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7. U.K.
The Asda Foundation increased its funding for local disasters to £500,000 to help local communities in their time of need after extreme flooding affected the north of England.

8. South Africa
At Massmart we understand that we need to support vulnerable people in our communities. In 2015 alone, our school mobile kitchen program enabled the hygienic preparation of 40 million meals supplied through the National School Nutrition Program.

9. India
At Walmart India, associates and customers participated in blood donation drives to support the National Thalassemia Welfare Society. The donations went to help children affected by thalassemia – a blood disorder that requires blood transfusion almost every day.

10. China
In collaboration with China Foundation for Poverty Alleviation and Tencent Charity, Walmart China mobilized suppliers, customers and associates to donate to a local charitable meals program, raising awareness and helping provide nutritious meals to schoolchildren in poverty-stricken regions.

11. Japan
Walmart Japan helped fund Japan's very first in-home daycare for disabled children, which provides qualified childcare services for special needs. This daycare has enabled parents to continue their careers.





Giving back in our home office

Walmart has two global headquarters that support our operations in 28 countries around the world – Bentonville, Arkansas, and Silicon Valley, California. We're proud to be a part of these thriving communities and to give back to them.

Northwest Arkansas has been home to Walmart since Sam Walton opened his first store in Rogers, Arkansas. Today, we operate all over the world, but we still call northwest Arkansas home. In 2015, our global headquarters employed more than 20,000 associates, and Walmart and the Walmart Foundation invested over $10 million in grants to strengthen the local community in three ways:

- Providing greater access to hunger relief and nutrition education. For example, a grant of almost $100,000 was given to the "Double your Dollars" program at The Jones Center for Families (an area recreational and educational center serving families of all income levels) to increase the value of SNAP assistance at local farmer's markets.
- Increasing access to health care. For example, the Walmart Foundation gave a grant of more than $340,000 to WelcomeHealth (a free clinic serving the uninsured and underinsured) to provide free dental care for low-income individuals and families.
- Enhancing quality of life by increasing access to the arts and recreational facilities. For example, Walmart and the Walmart Foundation gave a $900,000 grant to The Walton Arts Center to expand and renovate the Center to better accommodate community demand and to provide free access to the arts for children.

San Francisco Bay Area has become our other global hometown – home to our global .com business. Walmart and the Walmart Foundation contributed more than $5.4 million in grants and in-kind giving in the San Francisco Bay Area. The grants ranged from $250 to $300,000 and support over 250 organizations. Additionally, more than 2.3 million pounds of food have been provided to local organizations, for more than 1.9 million meals. Highlights include:

- Anita Borg Institute, which works with businesses and academic institutions to increase the number of women in the technology field and the positive impact of technology on women around the world
- Code 2040, which creates pathways to educational, professional and entrepreneurial success in technology for underrepresented minorities
- American Red Cross of the Bay Area, which has made a positive impact on disaster preparedness in the area, responding to 95 disasters and providing support for 169 families
- Silicon Valley Education Foundation, which advocates to enhance STEM education in Silicon Valley and the Bay Area.



Notes from the field: The challenge of supporting and measuring local needs

Matching associates to the right organization
The nonprofit organizations that we support often have need of specific skills – legal, logistics, marketing, among others – to address their particular needs. Meanwhile, we have over 2 million associates with a broad range of skills and passions. Trying to match the right associates with the right skills to the right organization in need of those skills presents a significant challenge for us that we are just beginning to address through "skills-based volunteerism."

Measuring impact
Last year, we gave 152,000 community grants; we can track activity, but it's very challenging to track impact.

Avoiding dependence
We are proud to have established long-term relationships with many grantees, yet we encourage them to cultivate broad-based support to promote their own sustainability over time.



Promoting good governance

Governance

Walmart continually benchmarks ourselves against other companies and across industries, consults with corporate governance experts and engages with key stakeholders to strengthen our processes at Walmart. We're proud of our corporate governance policies and continue to strengthen our practices to meet changes in the landscape. To assist our Board of Directors, the Compensation, Nominating and Governance Committee (CNGC) oversees an annual evaluation process that is used as a tool for promoting the effectiveness of the Board and Board committees.

The CNGC is responsible for reviewing and advising management regarding the company's charitable giving strategy and the company's social, community and sustainability initiatives. For more information go to: stock.walmart.com/investors/corporate-governance.




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In our governance structure, the CEO is responsible for the general management, supervision and control of the business and general affairs of our company, including the execution of Board directives and resolutions. Our chairman presides over all meetings of the Board and Shareholders, and advises and counsels the CEO and other officers regarding our business and operations. In addition, our lead independent director actively participates in the review of Board and committee agendas, presides over the meetings of our outside and independent directors and performs additional duties described in our Corporate Governance Guidelines.

We believe that our structure of having a separate CEO and chairman is the most effective leadership configuration for Walmart Shareholders. It allows our CEO to focus on managing our complex daily operations and our chairman to address matters related to the responsibilities of the Board. The Board held a total of six meetings during FY2016 to review significant developments affecting our company, engage in strategic planning and act on matters requiring Board approval.

We recognize the importance of Board independence. The majority of our directors are independent, in accordance with the requirements of the New York Stock Exchange. Our directors serve on one or more of the six standing committees of the Board:

(1) Audit Committee
(2) Compensation, Nominating and Governance Committee (CNGC)
(3) Executive Committee
(4) Global Compensation Committee
(5) Strategic Planning and Finance Committee
(6) Technology and eCommerce Committee

Each committee is governed by a written charter that outlines its specific roles in our company's governance.

Consistent with our commitment to participating in the political process in a thoughtful and compliant manner, in 2014, the Board amended the charter of the CNGC, requiring the committee to review and advise management regarding the company's legislative affairs and public policy engagement strategy. Similarly, following its charter, the CNGC is responsible for reviewing and advising management regarding the company's charitable giving strategy and the company's social, community and sustainability initiatives. The company's charitable giving includes amounts donated to the Walmart Foundation, a separately incorporated 501(c)(3) that focuses its activities on serving communities where Walmart operates and sources.

Our Board regularly reviews our corporate governance policies and practices to identify areas where we can enhance our company's corporate governance profile. For example, in 2013, our Board increased the stock ownership guidelines applicable to our CEO and certain other executive officers of the company to further align the long-term interests of our executives and our Shareholders. In addition, the Board recently amended our bylaws to allow Shareholders owning 10 percent or more of Walmart common stock to call a special Shareholders' meeting. The Board also amended our Corporate Governance Guidelines to more fully articulate (and, in some instances, expand) the role of lead independent director, who is elected annually by the independent members of the Board, and whose duties include, among other matters, presiding over executive sessions of our outside directors and independent directors. For more information about the duties of the lead independent director, please see our Corporate Governance Guidelines, available on our corporate website at http://s2.q4cdn.com/056532643/files/doc_downloads/Gov_Docs/corporate-governance-guidelines.pdf.

From the beginning, integrity, opportunity, family and community, purpose and responsibility have served as our core strengths and will continue to drive our success moving forward.



Culture

As a global company, Walmart celebrates the diversity of our associate base while honoring the bond that unites us: a way of doing business that serves our customers, drives performance and creates a positive place for us to work.

Walmart's four core beliefs are at the heart of our culture and guide us in how we perform our jobs:

Service to our customers: We're here to serve customers, support each other and give to our local communities.

Respect for the individual: We value every associate, own the work we do and communicate by listening and sharing ideas.

Strive for excellence: We work as a team and model positive examples while we innovate and improve every day.

Act with integrity: We act with the highest level of integrity by being honest, fair and objective, while working to operate in compliance with all laws and our policies.

These principles – as relevant today as they were when our first store opened in 1962 – help define the Walmart culture and empower us to save people money so they can live better.

Ethics and integrity

Our culture of ethics and integrity – the attitudes and conduct that help create an honest, fair and compliant workplace – defines who we are as a company and how we treat one another, our suppliers and our customers. Today we summarize our ethical principles in the company's Statement of Ethics. Throughout their careers with our company, we work to provide this and other relevant tools and resources to our associates to help them succeed and to promote and recognize ethical decision-making. These resources include:

Global helpline: A series of global and local phone numbers where associates can ask questions and report concerns 24 hours a day, seven days a week. The helpline is equipped to handle most local languages in all the markets in which we operate.

Walmartethics.com: A website available in 14 languages and accessible globally, where stakeholders can ask questions, read our Statement of Ethics, submit ethics concerns and follow up on previously reported concerns.

Global case management system: A repository and system to manage ethics cases.

Global case management process: A process we use to encourage consistency across our global operations in the handling of any ethical concerns raised by stakeholders.

Global learning

In 2015, our compliance and ethics teams expanded our electronic learning management system to all retail home office locations and some field locations. Through a combination of e-learning modules and instructor-led training sessions, the system improves our training and is designed to reduce risk. We will continue to roll it out to more field locations in 2016.

Recognizing integrity in action

It's important to recognize our associates when they make ethical decisions so their example will inspire others. Our global recognition program, The Integrity in Action Award, celebrates associates who model integrity or encourage others to do so. Associates nominate and vote for candidates, and Walmart recognizes the award winners at the annual Shareholders' meeting. Recipients in 2015 included:

Sue Ryles, U.K.
While processing orders for a customer, Sue noticed orders were coming through with duplicate items, which seemed suspicious. She immediately shared her concerns with a manager. She was able to give a description of the customer and, by doing so, set actions in motion to uncover an attempt at fraud.

Lucas Bonokwakhe Mvelase, South Africa
Lucas stood firm against an alleged external organization and provided information leading to the arrest of several of its employees for fraudulent activities within his store. As a result, he's developed a stronger connection with his team and increased associate engagement.

Ephie Smith, Canada
A couple visited the Walmart Canada store where Ephie was working to purchase gift cards for their family. When the shoppers got to the register, they noticed their envelope of cash was missing. Ephie found the envelope and immediately turned it in. The store contacted the couple, who were elated. They offered Ephie a reward, which she humbly declined.

Toru Imamura, Japan
Toru is responsible for training associates. He found that the explanation of our company values was difficult for some associates to understand. In response, Toru developed a simple poster to help his fellow associates better understand how to act with integrity.

Dongmei Sun, China
While working with a supplier, Dongmei was offered a large sum of money in an attempt to gain favor with the company. She declined the offer and explained Walmart's policies and culture to the supplier. Dongmei exemplifies how Walmart associates not only act with integrity, but model it for others.

Pankaj Sharma, India
Pankaj discovered that a fellow associate had been shoplifting. He reported the situation and assisted the investigation to help determine how much merchandise had been taken. The associate tried to inappropriately persuade Pankaj, but he stayed the course, assisting the investigation through its conclusion.

Martha Calderón, Central America
Martha became aware that some associates in her facility were stealing from the company. Martha reported the incident and followed up to make sure action was taken. Her courage to stand up for what was right makes her a great example of what it means to live and work with integrity.

Maria Lenir Pereira, Brazil
Maria was using the ATM in her store to make a withdrawal when it began to dispense additional money without her request. It was clear an attempt at fraud had previously been initiated at the ATM. Maria notified the store manager, the police and the bank to ensure that the money was safely returned.

Francisco Romário Lemos da Silva, Global eCommerce, Brazil
After returning from a business trip, Francisco discovered the company had reimbursed his expenses at almost 10 times more than the expected amount. He immediately informed Human Resources of the issue and returned the money. Francisco said that despite facing many difficulties in his life, he has always valued the integrity that his parents taught him. Once he noticed the mistake, he knew he had to return the funds.

Emilio Machuca, Chile
Emilio had just finished his break when another associate pointed out he could take extra time off because his supervisor was not there that day. Emilio informed the associate that it would not be fair to let someone else do his work for him. Emilio did the right thing: he respects the time he is scheduled to work, whether his supervisor is there or not.

Jack Howard, U.S.
A couple visited the store where Jack works and misplaced an expensive electronic device during their visit. Jack found the device in the parking lot and immediately turned it in. Because the device aided their everyday activities, they were overjoyed when they learned it had been found. Jack's swift action shows how integrity helps our customers.

Dante Donda, Argentina
Dante was working in one of our stores when he came across a wallet with a large amount of cash inside. He immediately turned it in. The customer who lost the wallet wrote him a personal letter of gratitude, expressing her appreciation and acknowledgment of Dante's integrity and character.



Ethics and compliance

With continued advances in technology opening new growth opportunities in the retail sector, Walmart has developed a robust, flexible ethics and compliance program to keep pace with this evolving landscape. Around the world, online shopping continues to grow in popularity, complementing the traditional shopping experience. This dual setting online and in-store reaches more customers every day, making it an exciting time to be in the retail business, but it also presents its own compliance challenges. Our ethics and compliance program addresses 14 key areas of relevance to the changing retail sector, several of which have been noted in this report. Here, we further highlight six areas of critical importance to both our business and to our stakeholders.


Walmart
Save money. Live better.
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Save money. Live better.
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Save money. Live better.
Save money. Live better.

Anti-corruption

Walmart continues to enhance its processes and systems to help prevent corruption – that is, the use of improper payments or anything of value, including gifts or travel, to secure an improper business advantage from a government official or commercial party. In 2015 and early 2016, we published updated, unified anti-corruption compliance procedures to promote consistency across all Walmart markets. We continued to implement our Global Donations Management System (GDMS) to automate and simplify our donations processes. We established a program to audit a sample of our third-party intermediaries in high-risk markets. We expanded our anti-corruption continuous improvement program to monitor progress and identify enhancement opportunities. Furthermore, we continued to provide risk-based training to our associates and third-party intermediaries. In 2015 alone, we delivered anti-corruption training to more than 100,000 Walmart associates at all levels, and provided live, instructor-led training to more than 18,000 associates. To date, we have provided anti-corruption training to more than 1,300 external entities that interact on our behalf.

Antitrust

We continued our efforts to increase associate antitrust awareness to further foster conditions that help protect competition; enable open markets; and enhance productivity, innovation and value to customers. These efforts include providing risk-based antitrust training to associates and issuing consistent guidelines and other communication tools addressing potential antitrust risks. We also continue to monitor antitrust and competition law developments worldwide, thereby being in a position to update and enhance our ongoing compliance initiatives.

Consumer protection

As we expand our business to serve customers in new and more convenient ways, we continue to implement additional consumer protection standards and controls. In 2015, we undertook a major initiative in our international markets to improve guidelines and processes for reviewing advertising claims. In response to this, Walmart Canada created a new and innovative process that streamlined the advertising review process.

We also focused on improving controls to help us price our products accurately. When new pricing laws are passed, the ethics and compliance team often has to work quickly with the business to keep us in compliance. For instance, in 2014 the U.K. government introduced legislation that set a minimum price on beer, wine and spirits, depending on the level of alcohol content. This variable pricing model made accurately pricing alcohol very difficult. In response, the Asda ethics and compliance team collaborated with the business to create an app with an algorithm that is designed to make it easier for store management to accurately price beer, wine and spirits and stay in compliance with this new law.

Privacy

Our founder Sam Walton reminded us that "a promise we make is a promise we keep," and it's our promise to customers that we respect the trust they place in us and the privacy of the information they share. In March 2015, Walmart revised the online presentation of our U.S. privacy policy to make it more readable and user-friendly. Implementing industry-tested best practices, our website presents a layered version of the policy that permits readers to view a more accessible, condensed version. Readers can also expand each section of the condensed version to review more detailed explanations of our practices. In addition, we reviewed the text of the policy to determine that explanations of our practices and commitments are presented without unnecessarily complex terms. Our policy covers online and offline collection of data, as well as the use and sharing of our consumers' personally identifiable information. The full policy may be found at: **http://corporate.walmart.com/privacy-security/walmart-privacy-policy.**

Trade

Global trade remains a complex and ever-changing environment. This necessitates strong standards and procedures in each Walmart market. In 2015 we focused on creating and documenting these procedures. We assessed our trade risks and sanction policies in each international market and developed new training programs designed to meet emerging needs. In U.S. exports we increased the quality of export filings by centralizing the classification function and implementing export systems at a number of Sam's Club locations. U.S. imports restructured their Customs Operations and Post Entry areas to further drive efficiencies and increase regulatory skill sets. During 2015 they achieved a 98 percent paperless clearance, and 98 percent of entries cleared on or before vessel arrival.



Ethics and compliance continued

Labor and employment compliance

Labor and employment laws differ in each country where we operate. Our ethics and compliance team works with our human resource professionals to promote a work environment that supports the needs of our associates, encourages growth opportunities and creates fair and consistent labor and employment practices for every associate.

As business needs evolve and new initiatives emerge, we leverage our expertise to increase operational and HR effectiveness.

In 2015, we strengthened our labor and employment compliance efforts in the U.S. and international markets by:

- Enhancing our governance framework for the company's immigration compliance program
- Working with the business to make necessary policy or process changes to enhance our programs
- Leveraging strong compliance programs and subject matter expertise across our markets to reduce labor fines
- Working with legal, HR and business leaders to develop and enhance standards and controls and to implement training, communication and monitoring on key labor compliance issues

This year we placed a higher priority on initiatives that put the customer and store associates first by:

- Implementing enhancements to the associate scheduling system
- Increasing associate understanding of customers with disabilities
- Collaborating with our human resource business associates to create efficient solutions





Political engagement

We take seriously our commitment to provide additional transparency into our political engagement. As a result, we included this important issue in our 2013 and 2014 Global Responsibility Reports. In FY2014, the Walmart Board of Directors voted to amend the charter of the Compensation, Nominating and Governance Committee, adding to its responsibilities and obligations the review and oversight of the company's legislative affairs and public policy engagement strategy. Walmart's Executive Vice President of Corporate Affairs provides the committee with regular updates, at least annually, concerning the company's strategy and support of key U.S. policy objectives. The briefing includes information related to stakeholder relationships, elected official outreach, lobbying, political giving and our commitment to governance compliance.



Wal-Mart Stores, Inc. Political Action Committee for Responsible Government (WALPAC) is our primary vehicle for financially contributing to the political process in the United States. WALPAC is funded solely with voluntary contributions from eligible associates. To access information about federal contributions made from WALPAC in the U.S., please go to **www.fec.gov** and search the appropriate disclosure database for "Walmart." Walmart is a member of certain U.S.-based trade associations that the company believes can assist Walmart in achieving its long-term strategic objectives. Some of these U.S. trade associations engage in political activities, including the making of political contributions and lobbying. Walmart periodically reviews its memberships in such trade associations.

In addition, we have policies and oversight in place to comply with federal, state and local laws and regulations relating to the reporting requirements of corporate political contributions made in the U.S. We frequently review our process to help file public reports accurately and appropriately. In 2015 we made it easier for Shareholders and other interested parties to understand details around our state lobbying efforts and related reported expenses. A state lobbying "report card" is posted on our corporate website providing our annual reported lobbying expense and links to state lobbying reports. In 2016 we will also provide a statement related to expenses reported for federal lobbying so that information is easier to access. The state and federal lobbying information is updated quarterly. Links to other publicly available information concerning our federal policy-oriented activities in the U.S., such as federal lobbying disclosure reports, which are maintained by the United States House of Representatives and the United States Senate, can be found at **lobbyingdisclosure.house.gov** and **http://senate.gov/legislative/Public_Disclosure/LDA_reports.html**.

The above links, as well as our corporate government relations policy, are available on our Walmart corporate website, **http://corporate.walmart.com/policies**.



Public policy

Walmart's mission is to save people money so they can live better, and customers around the world trust us to deliver on that promise. We pursue our mission by creating more economic opportunity for our customers and associates, while putting tools in place that can help grow our suppliers, partners and the economy more broadly. Through our store and e-commerce growth and presence in 28 countries, including the U.S., we work to help strengthen local communities in a way that is sustainable for the planet and people.

In 2015, we updated the structure of corporate affairs teams to enhance alignment between global government affairs and public policy. In addition to internal subject matter experts in the international, state, federal and local markets, we have dedicated policy experts focused on new and emerging issues such as food, supply chain, environmental, labor and e-commerce policy. This new structure will better enable us to streamline our work with governments, NGOS and international organizations to assist in shaping public policy that helps improve the lives of our customers, associates, workers in our supply chain and communities we serve. Walmart will continue to advocate for our customers while leading on issues that support industry efforts and our mission to create growth and opportunity for our customers and associates.



Global Reporting Index

General Standard Disclosures

Standard Disclosure	Standard Disclosure Title/ Topic	Response
Strategy and analysis		
G4-1	Provide a statement from the most senior decision-maker of the organization.	Advocating for the customer, page 1
G4-2	Provide a description of key impacts, risks, and opportunities.	Advocating for the customer, page 1 A letter from our Chief Sustainability Officer, page 1 Our approach to global responsibility: Shared value, page 7 Form 10-K
Organizational profile		
G4-3	Report the name of the organization.	Wal-Mart Stores, Inc.
G4-4	Report the primary brands, products, and services.	Form 10-K
G4-5	Report the location of the organization's headquarters.	Bentonville, Ark.
G4-6	Report the number of countries where the organization operates.	Form 10-K Annual Report A snapshot of Walmart, page 4
G4-7	Report the nature of ownership and legal form.	Form 10-K
G4-8	Report the markets served (including geographic breakdown, sectors served, and types of customers and beneficiaries).	A snapshot of Walmart, page 4 Annual Report Form 10-K
G4-9	Report the scale of the organization.	A snapshot of Walmart, page 4 Annual Report Form 10-K
G4-10	Breakdown of Employee Type.	Economic mobility – Diversity and inclusion, pages 14, 20-23
G4-11	Report the percentage of total employees covered by collective bargaining agreements.	Form 10-K
G4-12	Describe the organization's supply chain.	Spotlight: Sustainable food chain, page 88 Spotlight: Women's Economic Empowerment, page 38 The Sustainability Index, page 56 Form 10-K Standards for suppliers
G4-13	Report any significant changes during the reporting period regarding the organization's size, structure, ownership, or its supply chain.	Form 10-K

Global Reporting Index



Standard Disclosure	Standard Disclosure Title/ Topic	Response
G4-14	Report whether and how the precautionary approach or principle is addressed by the organization.	Walmart addresses the precautionary approach for products with the application of the Walmart Sustainability Index. We ask vendors in our consumer goods product categories to complete an assessment to inform our merchandising and product-placement decisions for 2015 and beyond. Walmart products are also required to comply with FDA and government regulations. Walmart products and suppliers adhere to a variety of internal and external standards. For suppliers, this includes our Standards for Suppliers, which include 13 fundamental expectations from our suppliers related to social and environmental conditions. These Standards are utilized to evaluate employment practices and environmental compliance in those facilities producing merchandise for sale by Walmart.
G4-15	List externally developed economic, environmental and social charters, principles, or other initiatives to which the organization subscribes or which it endorses.	Spotlight: Women's Economic Empowerment, page 38 Enhancing Sustainability – Environmental Defense Fund UL's WERCSmart, Closed Loop Fund, TSC Common Chemical Criteria Task Force, CDP Zero waste – packaging and recycling, pages 70-79 Transparency and quality, pages 102-105 Energy and emissions- operations, pages 60-65 Stakeholder perspectives, pages 8-9
G4-16	List memberships of associations (such as industry associations) and national or international advocacy organizations.	Stakeholder perspectives, pages 8-9 Enhancing sustainability, page 54
Identified material aspects and boundaries		
G4-17	List all entities included in the organization's consolidated financial statements or equivalent documents.	A snapshot of Walmart, page 4 Annual Report Form 10-K
G4-18	Explain the process for defining the report content and the Aspect Boundaries.	Stakeholder perspectives, pages 8-9
G4-19	List all the material Aspects identified in the process for defining report content.	Stakeholder perspectives, pages 8-9
G4-20	For each material Aspect, report the Aspect Boundary within the organization. Report whether the Aspect is material within the organization.	Stakeholder perspectives, pages 8-9
G4-21	For each material Aspect, report the Aspect Boundary outside the organization.	Stakeholder perspectives, pages 8-9
G4-22	Report the effect of any restatements of information provided in previous reports, and the reasons for such restatements.	There were no restatements of information provided in previous reports.
G4-23	Report significant changes from previous reporting periods in the Scope and Aspect Boundaries.	None
Stakeholder engagement		
G4-24	Provide a list of stakeholder groups engaged by the organization.	Stakeholder perspectives, pages 8-9
G4-25	Report the basis for identification and selection of stakeholders with whom to engage.	Stakeholder perspectives, pages 8-9
G4-26	Report the organization's approach to stakeholder engagement.	Stakeholder perspectives, pages 8-9

Standard Disclosure	Standard Disclosure Title/ Topic	Response
G4-27	Report key topics and concerns that have been raised through stakeholder engagement, and how the organization has responded to those key topics and concerns.	Stakeholder perspectives, pages 8-9 Enhancing sustainability, page 54 Our approach to global responsibility: Shared value, page 7
Report profile		
G4-28	Reporting period for information provided.	FY2016 (February 1, 2015 through January 31, 2016) Limited inclusion of 2016 (January – April)
G4-29	Date of most recent previous report.	April, 2015
G4-30	Reporting cycle.	Annually
G4-31	Provide the contact point for questions regarding the report or its contents.	CASSR@wal-mart.com
G4-32	Report the 'in accordance' option the organization has chosen.	'In accordance'– Core
G4-33	Report the organization's policy and current practice with regard to seeking external assurance for the report.	We did not seek external assurance for this report.
Governance		
G4-34	Report the governance structure of the organization, including committees of the highest governance body.	Governance, page 134 Proxy statement CNGC Charter
G4-35	Report the process for delegating authority for economic, environmental, and social topics from the highest governance body to senior executives and other employees.	CNGC Charter
G4-36	Report whether the organization has appointed an executive-level position or positions with responsibility for economic, environmental, and social topics, and whether post holders report directly to the highest governance body.	Governance, page 134 CNGC Charter
G4-37	Report processes for consultation between stakeholders and the highest governance body on economic, environmental, and social topics.	Proxy statement Corporate governance guidelines
G4-38	Report the composition of the highest governance body and its committees.	Proxy statement Corporate governance guidelines Form 10-K
G4-39	Report whether the Chair of the highest governance body is also an executive officer.	Governance, page 134
G4-40	Report the nomination and selection processes for the highest governance body and its committees, and the criteria used for nominating and selecting highest governance body members.	Proxy statement CNGC Charter
G4-41	Report processes for the highest governance body to ensure conflicts of interest are avoided and managed.	Proxy statement Statement of ethics, page 136
G4-42	Report the highest governance body's and senior executives' roles in the development, approval, and updating of the organization's purpose, value or mission statements, strategies, policies, and goals related to economic, environmental, and social impacts.	Governance, page 134 CNGC Charter
G4-43	Report the measures taken to develop and enhance the highest governance body's collective knowledge of economic, environmental, and social topics.	Governance, page 134 CNGC Charter
G4-45	Report the highest governance body's role in the identification and management of economic, environmental and social impacts, risks, and opportunities.	Proxy statement

Global Reporting Index



Standard Disclosure	Standard Disclosure Title/ Topic	Response
G4-46	Report the highest governance body's role in reviewing the effectiveness of the organization's risk management processes for economic, environmental, and social topics.	Proxy statement CNGC Charter
G4-47	Report the frequency of the highest governance body's review of economic, environmental, and social impacts, risks, and opportunities.	Governance, page 134
G4-49	Report the process for communicating critical concerns to the highest governance body.	Statement of ethics, page 136 Proxy statement
G4-51	Report the remuneration policies for the highest governance body and senior executives.	Proxy statement
G4-52	Report the process for determining remuneration.	Proxy statement
G4-53	Report how stakeholders' views are sought and taken into account regarding remuneration.	Proxy statement
Ethics and integrity		
G4-56	Describe the organization's values, principles, standards, and norms of behavior such as codes of conduct and codes of ethics.	Statement of ethics, page 136
G4-57	Report the internal and external mechanisms for seeking advice on ethical and lawful behavior, and matters related to organizational integrity, such as helplines or advice lines.	Statement of ethics, page 136
G4-58	Report the internal and external mechanisms for reporting concerns about unethical or unlawful behavior, and matters related to organizational integrity, such as escalation through line management, whistleblowing mechanisms, or hotlines.	Statement of ethics, page 136
Specific Standard Disclosures		
Category: Economic		
Aspect: Economic performance		
G4-DMA	Generic Disclosures on Management Approach	Creating economic opportunity, page 12
G4-EC1	Direct economic value generated and distributed	Form 10-K Our approach to global responsibility: Shared value, page 7 Strengthening local communities, page 116
G4-EC2	Financial implications and other risks and opportunities for the organization's activities due to climate change	Form 10-K Enhancing sustainability, page 54
G4-EC3	Coverage of the organization's defined benefit plan obligations	Form 10-K Creating economic opportunity, page 12
Aspect: Market presence		
G4-DMA	Generic Disclosures on Management Approach	Form 10-K Creating economic opportunity, page 12
G4-EC5	Ratios of standard entry-level wage by gender compared with local minimum wage at significant locations of operation	The ratio of our standard entry-level hourly wage to local minimum wage varies from location to location around the world. This variation is necessary to comply with local conditions and with national wage minimums in countries that set them. Additionally, beginning in 2015, Walmart has invested $2.7 billion in wages, benefits, and training for Walmart associates in the U.S. over two years.

Standard Disclosure	Standard Disclosure Title/ Topic	Response
Aspect: Indirect economic impacts		
G4-DMA	Generic Disclosures on Management Approach	Creating economic opportunity, page 12
G4-EC7	Development and impact of infrastructure investments and services supported	Creating economic opportunity, page 12 Strengthening local communities, page 116
Category: Environmental		
Aspect: Energy		
G4-DMA	Generic Disclosures on Management Approach	Reducing energy and emissions, pages 58-61
G4-EN3	Energy consumption within the organization	Reducing energy and emissions, pages 58-61 CDP Climate Filing, page 62
G4-EN4	Energy consumption outside of the organization	Reducing energy and emissions, pages 58-61 CDP Climate Filing, page 62
Aspect: Water		
G4-DMA	Generic Disclosures on Management Approach	Preserving natural resources, pages 80-87
G4-EN8	Total water withdrawal by source	Preserving natural resources – water, pages 80, 84-85 CDP Water Filing, page 62
G4-EN9	Water sources significantly affected by withdrawal of water	Preserving natural resources – water, pages 80, 84-85 CDP Water Filing, page 62
G4-EN10	Percentage and total volume of water recycled and reused	Preserving natural resources – water, pages 80, 84-85 CDP Water Filing, page 62
Aspect: Biodiversity		
G4-DMA	Generic Disclosures on Management Approach	Preserving natural resources, pages 80-87
G4-EN13	Habitats protected or restored	Preserving natural resources – land, pages 80, 86-87
Aspect: Emissions		
G4-DMA	Generic Disclosures on Management Approach	Reducing energy and emissions, pages 58-61
G4-EN15	Direct greenhouse gas (GHG) emissions (Scope 1)	Energy and emissions – operations, pages 60-65 CDP Climate Filing, page 62
G4-EN16	Energy indirect greenhouse gas (GHG) emissions (Scope 2)	Energy and emissions – operations, pages 60-65 CDP Climate Filing, page 62
G4-EN17	Other indirect greenhouse gas (GHG) emissions (Scope 3)	CDP Climate Filing, page 62
G4-EN18	Greenhouse gas (GHG) emissions intensity	CDP Climate Filing, page 62
G4-EN19	Reduction of greenhouse gas (GHG) emissions	CDP Climate Filing, page 62
Aspect: Effluents and waste		
G4-DMA	Generic Disclosures on Management Approach	Toward a zero waste future, pages 70-79 Preserving natural resources, pages 80-87
G4-EN22	Total water discharge by quality and destination	CDP Water Filing, page 62
Aspect: Products and services		
G4-DMA	Generic Disclosures on Management Approach	Enhancing sustainability, page 54
G4-EN27	Extent of impact mitigation of environmental impacts of products and services	Enhancing sustainability, page 54
Aspect: Transport		
G4-DMA	Generic Disclosures on Management Approach	Reducing energy and emissions, pages 58-61

Global Reporting Index



Standard Disclosure	Standard Disclosure Title/ Topic	Response
G4-EN30	Significant environmental impacts of transporting products and other goods and materials for the organization's operations, and transporting members of the workforce	Energy and emissions – operations, Efficiency in our U.S. fleet, Improving our fleet's efficiency, page 65
Aspect: Supplier environmental assessment		
G4-DMA	Generic Disclosures on Management Approach	Supporting the safety and dignity of workers everywhere, pages 108-109 Standards for suppliers
G4-EN33	Significant actual and potential negative environmental impacts in the supply chain and actions taken	Preserving natural resources, pages 80-87 Supporting the safety and dignity of workers everywhere, pages 108-109 Progress against commitments, page 41 Sourcing and compliance, pages 40-43 Standards for suppliers
Category: Social		
Sub-category: Labor practices and decent work		
Aspect: employment		
G4-DMA	Generic Disclosures on Management Approach	Enhancing the economic mobility and inclusion of workers in retail and its product supply chains, pages 14-15 Standards for suppliers
G4-LA2	Benefits provided to full-time employees that are not provided to temporary or part-time employees, by significant locations of operation	Economic mobility and inclusion: Progress against commitments, pages 15-16
Aspect: Occupational health and safety		
G4-DMA	Generic Disclosures on Management Approach	Supporting the safety and dignity of workers everywhere, pages 108-109
G4-LA6	Type of injury and rates of injury, occupational diseases, lost days, and absenteeism, and total number of work-related fatalities, by region and by gender	Maintaining safety, health and environmental compliance in our operations, pages 108-109
Aspect: Training and education		
G4-DMA	Generic Disclosures on Management Approach	Enhancing the economic mobility and inclusion of workers in retail and its product supply chains, pages 14-15
G4-LA10	Programs for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings	Economic mobility – associates, pages 14-19
Aspect: Diversity and equal opportunity		
G4-DMA	Generic Disclosures on Management Approach	Fostering diversity and inclusion, pages 14, 20-23 Culture, pages 136-137
G4-LA12	Composition of governance bodies and breakdown of employees per employee category according to gender, age group, minority group membership, and other indicators of diversity	Economic mobility – diversity and inclusion, pages 14, 20-23
Aspect: Supplier assessment for labor practices		
G4-DMA	Generic Disclosures on Management Approach	Supporting the safety and dignity of workers everywhere, pages 108-109 Standards for suppliers
G4-LA14	Percentage of new suppliers that were screened using labor practices criteria	Sourcing and compliance, pages 40-43 Standards for suppliers

Standard Disclosure	Standard Disclosure Title/ Topic	Response
Sub-category: Human rights		
Aspect: Child labor		
G4-DMA	Generic Disclosures on Management Approach	Supporting the safety and dignity of workers everywhere, pages 108-109 Ethics and compliance, pages 138-140 Standards for suppliers
G4-HR5	Operations and suppliers identified as having significant risk for incidents of child labor, and measures taken to contribute to the effective abolition of child labor	Supporting the safety and dignity of workers everywhere, pages 108-109 Ethics and compliance, pages 138-140 Standards for suppliers
Aspect: Forced or compulsory labor		
G4-DMA	Generic Disclosures on Management Approach	Supporting the safety and dignity of workers everywhere, pages 108-109 Ethics and compliance, pages 138-140
G4-HR6	Operations and suppliers identified as having significant risk for incidents of forced or compulsory labor, and measures to contribute to the elimination of all forms of forced or compulsory labor	Supporting the safety and dignity of workers everywhere, pages 108-109 Ethics and compliance pages 138-140 Standards for suppliers
Aspect: Assessment		
G4-DMA	Generic Disclosures on Management Approach	Ethics and compliance, pages 138-140
G4-HR9	Total number and percentage of operations that have been subject to human rights reviews or impact assessments	Supporting the safety and dignity of workers everywhere, pages 108-109 Standards for suppliers
Aspect: Supplier human rights assessment		
G4-DMA	Generic Disclosures on Management Approach	Supporting the safety and dignity of workers everywhere, pages 108-109 Standards for suppliers
G4-HR10	Percentage of new suppliers that were screened using human rights criteria	Sourcing and compliance, pages 40-43 Standards for suppliers
Sub-category: Society		
Aspect: Local communities		
G4-DMA	Generic Disclosures on Management Approach	Strengthening local communities, page 116
G4-SO1	Percentage of operations with implemented local community engagement, impact assessments, and development programs	Strengthening local communities, pages 116, 126-133
Sub-category: Product responsibility		
Aspect: Customer health and safety		
G4-DMA	Generic Disclosures on Management Approach	Enhancing sustainability, page 54 Spotlight: Sustainability in the food supply chain, page 88-89 Providing access to affordable, sustainable, and healthier food, pages 90-101
G4-PR1	Percentage of significant product and service categories for which health and safety impacts are assessed for improvement	Spotlight: The Sustainability Index, pages 56-57 Food – increase access, reduce waste, pages 92-101




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